SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

Our Ref: 22277-00002

SEC
Mail Processing
Section

JUL 24 2008

Washington, DC
101

July 22, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

08004633

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copies of four announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
SEP 03 2008
THOMSON REUTERS

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

9/2

中海油田服務股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Proxy Form for Extraordinary General Meeting to be held on Tuesday, 26 August 2008

Number of Shares related to this proxy form	H Share/A Shares*

I(We)(note 1) ____________________

of ____________________ being the holder(s) of(note 2) ____________________ H Share(s)/

A Share(s)* of China Oilfield Services Limited (the "Company") now appoint(note 3) ____________________

(I.D. No.: ____________________ of ____________________)/

or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the resolutions in accordance with the instructions below and on my (our) behalf at the Extraordinary General Meeting ("EGM") to be held at 2:30 p.m. (Beijing time) on 26 August 2008 (Tuesday) at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution or abstain at his own discretion.

	Special Resolutions:	For (note 4)	Against (note 4)	Abstain (note 4)
(a)	To approve the making of the Offer subject to the satisfaction of the conditions as set out in the circular by the Company dated 22 July 2008 (the "**Circular**") and on the terms outlined in the Circular.			
(b)	The board of directors of the Company ("**Director**") and any one Director be and is hereby unconditionally and generally authorised to take any action and further actions on behalf of the Company it/he considers necessary, appropriate, desirable or expedient in connection with the Offer, including without limitation executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Offer and to perfect the Offer, including without limitation making any amendments, revisions, supplements or waivers of any matters in relation to, in connection with or incidental to, the Offer which the board of Directors consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the material terms of the Offer, and to authorise the board of Directors to deal with any matters in connection with the financing of the Offer; and any and all past actions by the Directors which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved and, to the extent necessary, ratified and confirmed.			
(c)	Resolutions passed at this meeting shall be valid for a period of twelve (12) months from the date of passing.			

Date: ____________________ 2008 Signature: ____________________ (note 5)

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.** A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and, on a poll, vote in his/her stead. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a member of the Company, but must attend the Meeting to represent you.

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK THE APPROPRIATE BOXES MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK IN THE BOX MARKED "ABSTAIN". ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THE RELEVANT RESOLUTION.** Failure to tick the boxes will entitle your proxy to cast your votes at his/her discretion or abstain from the relevant resolutions. Your proxy will also be entitled to vote at his/her discretion or abstain from any other resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(5) Where there are joint holders of a share of the Company, any one of such joint holders may vote at the Meeting either personally or by proxy in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such joint holders so present whose name stands first on the register of members of the Company shall alone be entitled to vote in respect of such share.

(6) Completion and return of this form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged this form of proxy, it will be deemed to have been revoked.

(7) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 5 August 2008 are entitled to attend and vote at the EGM.

(8) Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to the Company's Hong Kong office by facsimile or post no later than 5 August 2008:

Address:	65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel:	(852) 2213 2500
Fax:	(852) 2525 9322

(9) Each Shareholder who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. The power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(10) The Company's register of members will be closed from 6 August 2008 to 26 August 2008 (both days inclusive), during which time no transfer of H Shares will be registered. Transferees of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 5 August 2008 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Address of Computershare Hong Kong Investor Services Limited is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(11) Shareholders or their proxies must present proof of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, or copies of appointing instrument and power of attorney, if applicable.

(12) Shareholders or their proxies attending the EGM are responsible for their own transportation and accommodation expenses.

* *Please delete as appropriate*

中海油田服務股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Reply Slip for Extraordinary General Meeting
to be held on Tuesday, 26 August 2008

I(We) ____ of

(address) ____,

telephone number: ______________________ and fax number: ______________________,
being the holder(s) of ______________________ H Share(s)/Domestic Share(s)* of China Oilfield Services Limited (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Extraordinary General Meeting ("EGM") to be held on 26 August 2008 (Tuesday) at 2:30 p.m. (Beijing time) at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC.

Signature: ______________________

Date: ______________________ 2008

Note: Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to the Company's registered office by facsimile or post no later than 5 August 2008 (Tuesday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2515
Fax:	(852) 2525 9322

* *Please delete as appropriate*

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Oilfield Services Limited (the "**Company**") will be held at 2:30 p.m. on Tuesday, 26 August 2008 at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolution of the Company:

SPECIAL RESOLUTION

"THAT

(a) the making of the recommended voluntary cash tender offer by COSL Norwegian AS, an indirect wholly-owned subsidiary of the Company, to acquire all issued and outstanding shares in Awilco Offshore ASA, subject to the satisfaction of the conditions as set out in paragraph 2.5 of the Letter from the Company in the circular issued by the Company to its shareholders dated 22 July 2008 (the "**Circular**") and on the terms outlined in the Circular (the "**Offer**"), including without limitation, the method of acquisition, the subject matter of the acquisition, the party to the acquisition, the offer price and the pricing basis, be and is hereby authorised and approved;

(b) the board of directors of the Company ("**Director**") and any one Director be and is hereby unconditionally and generally authorised to take any action and further actions on behalf of the Company it/he considers necessary, appropriate, desirable or expedient in connection with the Offer, including without limitation executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Offer and to perfect the Offer, including without limitation making any amendments, revisions, supplements or waivers of any matters in relation to, in connection with or incidental to, the Offer which the board of Directors consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the material terms of the Offer, and to authorise the board of Directors to deal with any matters in connection with the financing of the Offer; and any and all past actions by the Directors which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved and, to the extent necessary, ratified and confirmed;

(c) This resolution is valid for a period of twelve (12) months from the date of passing."

Yours faithfully
By order of the Board
Chen Weidong
Company Secretary

Dated: 22 July 2008

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 5 August 2008 are entitled to attend and vote at the Extraordinary General Meeting.

(2) Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's Hong Kong office by facsimile or post no later than 5 August 2008:

Address:	65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel:	(852) 2213 2500
Fax:	(852) 2525 9322

(3) Each Shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the Extraordinary General Meeting, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. The power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting in order for such documents to be valid.

(4) The Company's register of members will be closed from 6 August 2008 to 26 August 2008 (both days inclusive), during which time no transfer of Shares will be registered. Transferees of H Shares who wish to attend the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 5 August 2008 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Address of Computershare Hong Kong Investor Services Limited is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the Extraordinary General Meeting. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, or copies of appointing instrument and power of attorney, if applicable.

(6) Shareholders or their proxies attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in China Oilfield Services Limited, you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This Circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe any securities.

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

MAJOR TRANSACTION

Recommended Voluntary Cash Tender Offer
by the Offeror
to acquire all the issued and outstanding shares of
Awilco Offshore ASA

Financial Advisers to China Oilfield Services Limited and the Offeror

LEHMAN BROTHERS
雷曼兄弟

JPMorgan

A notice convening an extraordinary general meeting to be held at 2:30 p.m., on Tuesday, 26 August 2008, at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC is set out on pages IV-1 to IV-3 of this circular. A form of proxy for the extraordinary general meeting for use by the Shareholders is enclosed with this circular. Whether or not you are able to attend the extraordinary general meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the office of the Company in Hong Kong at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting thereof (as the case may be) should you so wish.

Shareholders who intend to attend the extraordinary general meeting must complete and return the written replies for attending the extraordinary general meeting to the Company's office in Hong Kong by facsimile or post no later than 5 August, 2008.

22 July 2008

CONTENTS

In this Circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"A Shares"	domestic share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Shanghai Stock Exchange;
"Announcement"	the announcement of a possible major transaction dated 7 July 2008 issued by the Company;
"Applicable Laws"	with respect to any person, any laws, rules, regulations, guidelines, directives, treaties, judgments, decrees, orders, notices, rulings or decisions of any governmental or regulatory authority or stock exchange that is applicable to such person, including without limitation, the Norwegian Securities Trading Act, the Norwegian Stock Exchange Regulations, the Listing Regulations of the OSE, the Listing Rules, the Listing Rules of the Shanghai Stock Exchange and the Securities Law of the PRC;
"Approvals"	all necessary approvals, consents and permits in respect of the making of the Offer from any relevant government, administrative or regulatory body or governmental agency or authority or department or stock exchange in Hong Kong or the PRC which has jurisdiction over the Offeror, including without limitation, the State-owned Assets Supervision and Administration Commission of the PRC, the National Development and Reform Commission of the PRC, the Ministry of Commerce of the PRC, China Securities Regulatory Commission, the State Administration of Foreign Exchange of the PRC, and the Hong Kong Stock Exchange, and from the Shareholders in accordance with its articles of association or as required by Applicable Laws;
"associates"	has the meaning as ascribed in the Listing Rules;
"Board"	the board of Directors;
"Business Day"	a day (which is not a Saturday, a Sunday or a gazetted public holiday) on which commercial banks are open for business in Hong Kong, the PRC and Norway;
"CET"	Central European Time, which is one hour ahead of the Corordinated Universal Time and is used in most European countries;

"Circular"	this Circular, which is issued by the Company to the Shareholders in respect of the Offer;
"CNOOC"	China National Offshore Oil Corporation, a state-owned enterprise incorporated under the laws of the PRC, the controlling shareholder of the Company, as well as the controlling shareholder of two companies listed in Hong Kong, namely, CNOOC Limited (stock code: 883) and China BlueChemical Limited (stock code: 3983);
"Company"	China Oilfield Services Limited, a joint stock company incorporated in the PRC with limited liability, the A shares of which are listed on the Shanghai Stock Exchange and the H shares of which are listed on the main board of Hong Kong Stock Exchange;
"Compulsory Acquisition"	a compulsory acquisition as defined under paragraph 4.3 of this Circular;
"Conditions"	the conditions to the Offer as set out in paragraph 2.5 of the Letter from the Company in this Circular and a "Condition" means any one of them;
"Directors"	the directors of the Company;
"Drop-dead Date"	20 October 2008, being the drop-dead date in respect of the Offer, unless otherwise extended;
"EBITDA"	earnings before interest, taxes, depreciation and amortisation;
"Encumbrance"	a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or any other type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;
"Enlarged Group"	the Group as enlarged by the consolidation of the Target Group;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened at 2:30 p.m. on Tuesday, 26 August 2008 at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC to consider and approve, if appropriate, the Offer;

"Financial Advisers"	Lehman Brothers Asia Limited and J.P. Morgan Securities (Asia Pacific) Limited, the international financial advisers to the Company and the Offeror in respect of the Offer, and China International Capital Corporation (Hong Kong) Limited, the financial adviser to the Company and the Offeror in respect of the Offer;
"Further Information"	has the meaning given under paragraph 15 headed "Financial Information and Waivers from the Hong Kong Stock Exchange" of the Letter from the Company in this Circular;
"Group"	the Company and its subsidiaries;
"H Shares"	overseas listed foreign share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the main board of the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKFRS"	Hong Kong Financial Reporting Standards;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong SPV"	COSL Hong Kong International Limited, a limited liability company incorporated under the Companies Ordinances (Cap. 32 of the laws of Hong Kong) and a wholly-owned subsidiary of the Company;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"IFRS"	International Financial Reporting Standards;
"Independent Third Party(ies)"	third party(ies) independent of the Company and any connected person of the Company, and not a connected person of the Company;
"Latest Practicable Date"	18 July 2008, being the latest practicable date for the collation of relevant information prior to the printing of this Circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Major Shareholders"	Awilco AS and Aweco Holding AS, holders of the Major Shareholders' Shares who are Independent Third Parties;
"Major Shareholders' Shares"	59,925,630 Target Shares, representing approximately 40.11% of the issued share capital of the Target as at 7 July 2008;
"Major Shareholders Undertaking"	an undertaking by the Major Shareholders dated 7 July 2008 in favour of the Offeror to, among other things, pre-accept the Offer from the Offeror subject to the terms and conditions of the Offer as set out in the Offer Document;
"Mandatory Offer"	a mandatory offer as defined under section 4-1 of the Norwegian Securities Trading Act;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules;
"NOK"	Norwegian Kroner, the lawful currency of Norway;
"Norway"	the Kingdom of Norway;
"Norwegian Public Limited Companies Act"	Norwegian Public Limited Liability Companies Act of 13 June 1997 no. 45 ("*Allmennaksjeloven*");
"Norwegian Securities Trading Act"	Norwegian Securities Trading Act of 29 June 2007 No. 75 ("*Verdipapirhandelloven*");
"Offer"	the recommended cash tender offer by the Offeror on 17 July 2008 to acquire all the issued and outstanding shares in the Target, subject to the satisfaction or waiver of the Conditions, by means of a voluntary cash offer made pursuant to Section 6-19 of the Norwegian Securities Trading Act;
"Offer Agreement"	the agreement dated 7 July 2008 in relation to the terms and conditions of the Offer entered into between the Company, the Offeror and the Target;
"Offer Document"	the formal offer document dated 17 July 2008 issued by the Offeror to the Target Shareholders making the Offer, setting out the terms and conditions of the Offer in accordance with Section 6-19 of the Norwegian Securities Trading Act and enclosing the appropriate forms of acceptance;

"Offer Price"	NOK85 per Target Share in cash (equivalent to approximately HK$130.40 per Target Share), subject to adjustment, if any, as more particularly described in paragraph 2.3(a) of this Circular;
"Offeror"	COSL Norwegian AS, a private limited liability company incorporated under the laws of Norway and an indirect wholly-owned subsidiary of the Company;
"OSE"	the Oslo Bors ASA (translated as Oslo Stock Exchange);
"PRC"	the People's Republic of China;
"PRC GAAP"	the accounting standards generally accepted in the PRC;
"Pre-offer Announcement"	the formal announcement dated 7 July 2008 made by the Offeror on the notification system of the OSE of an intention to make the Offer;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Shanghai Stock Exchange"	The Shanghai Stock Exchange Limited;
"Shareholders"	the holders of Shares;
"Shares"	shares of RMB1.00 each in the share capital of the Company, including A Shares and H Shares;
"Singapore SPV"	COSL Singapore Limited, a public limited liability company incorporated under the laws of the Republic of Singapore and a wholly-owned subsidiary of Hong Kong SPV;
"Target"	Awilco Offshore ASA, a public limited liability company incorporated under the laws of Norway and the shares of which are listed on the OSE;
"Target Board"	the board of directors of the Target;
"Target Group"	Target and its subsidiaries;
"Target Shares"	all issued and outstanding shares of NOK10 each of the Target;
"Target Shareholders"	shareholders of the Target; and

"US dollars" or "US$"	the United States dollars, the lawful currency of the United States of America.

All references in this Circular to times and dates are references to Hong Kong times and dates unless otherwise indicated.

For the purposes of this Circular and solely for illustration purpose only, amounts in NOK have been converted at NOK:HK$ 1:1.5337 and amounts in US$ have been converted at US$:HK$ 1:7.7992.

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Board of Directors:
Fu Chengyu *(Chairman)**
Yuan Guangyu
Li Yong
Wu Mengfei*
Andrew Y. Yan**
Gordon C.K. Kwong**
Simon X. Jiang**

* *Non-executive Directors*
** *Independent non-executive Directors*

Legal address in the PRC:
3-1516 Hebei Road
Haiyang New and Hi-Tech
Development Zone
Tanggu, Tianjin
The PRC

Registered Office in Hong Kong:
65/F, Bank of China Tower
1 Garden Road
Hong Kong

22 July 2008

To the Shareholders

Dear Sir/Madam,

MAJOR TRANSACTION

Recommended Voluntary Cash Tender Offer
by the Offeror
to acquire all the issued and outstanding shares of
Awilco Offshore ASA

1. INTRODUCTION

Reference is made to the Announcement in respect of the intention of the Offeror to launch the Offer made by the Company on the Hong Kong Stock Exchange on 7 July 2008. By way of the Offer Document dated 17 July 2008 issued by the Offeror to the Target Shareholders, the Offer was made by the Offeror.

The purpose of this Circular is to provide the Shareholders with further information in relation to the Offer. The Offer, if completed according to its terms and conditions, would constitute a major transaction of the Company under Chapter 14 of the Listing Rules.

This Circular also contains the notice of the Extraordinary General Meeting to be held at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC on Tuesday, 26 August 2008 at 2:30 p.m. to consider and, if thought fit, approve the Offer.

2. THE OFFER

2.1 Contact between the parties prior to the Offer

The first contact between the Company and the Target was established during the summer of 2007. The parties kept an informal dialogue on and off during the remainder of 2007 and beginning of 2008 while evaluating possible strategic opportunities. In May 2008, the parties entered into more detailed discussions on a possible transaction, and on 13 June 2008, the Target and (among others) the Company agreed on a process regarding the access to carry out a focused due diligence review of the Target, and stipulated the further process towards a possible launch of an offer to acquire the Target Shares supported by the Target Board.

2.2 Pre-offer Announcement in Norway

On 7 July 2008, the Offeror made the Pre-offer Announcement on the notification system of the OSE in Norway announcing its intention to make the Offer and its receipt of the Major Shareholders' Undertaking from the Major Shareholders. Following completion of a focused due diligence review, on 7 July 2008, the Target, the Offeror and the Company entered into the Offer Agreement which sets out the terms and conditions of the Offer to be made by the Offeror and recommended by the Target Board. The Target Board has unanimously recommended to all Target Shareholders to accept the Offer, which recommendation has been set out in the Offer Document.

2.3 Offer Document

The Offeror made the Offer for all issued and outstanding shares of the Target by way of the Offer Document dated 17 July 2008 sent to the Target Shareholders following review and approval by the OSE pursuant to Section 6-14 of the Norwegian Securities Trading Act.

2.4 Offer Price and Terms of the Offer

(a) Offer Price

The Offer was made at the Offer Price, namely NOK85 in cash (equivalent to approximately HK$130.40) for each Target Share, subject to adjustment (if any). If the Offer is fully accepted by all the Target Shareholders at the Offer Price, the total amount payable by the Offeror is NOK12,700,316,395 (equivalent to approximately HK$19.5 billion), subject to adjustment (if any).

The Offer Price (without taking into consideration the adjustment, if any) represents:

(i) a premium of approximately 18.7% over the closing price of NOK71.60 (equivalent to approximately HK$109.80) per Target Share on 4 July 2008, being the last market day on which there were trades on the OSE prior to the date of the Pre-offer Announcement;

(ii) a premium of approximately 15.2% over the average closing price of NOK73.81 (equivalent to approximately HK$113.20) per Target Share for the one-month period prior to 4 July 2008;

(iii) a premium of 42.4% over the closing price of NOK59.70 (equivalent to approximately HK$91.56) per Target Share on 29 May 2008, being the last market day on which there were trades on the OSE prior to the Target confirming that a third party had expressed an interest in acquiring the Target; and

(iv) a premium of approximately 30.4% over the average closing price of NOK65.21 (equivalent to approximately HK$100.01) per Target Share for the three-month period prior to 4 July 2008.

If the Target resolves to distribute dividends or other cash distributions to the Target Shareholders, the Offeror may adjust the Offer Price to compensate for the effects of such dividends or cash distribution. If such adjustment is made, the acceptance by a previous accepting Target Shareholder shall be deemed to accept the Offer as revised.

The Offer Price has been determined on the basis of willing buyer, willing seller negotiations having regard to various factors including, but not limited to, the historical market price of the Target Shares, the nature and performance of the Target's business, the broader industry outlook and the strategic value of the Target.

(b) Other terms of the Offer

Acceptance Period:	From and including 18 July 2008 to and including 15 August 2008 at 16:30 CET. The Offeror may in its sole discretion extend the acceptance period (one or more times) by up to an aggregate total of two weeks. Any extension of the acceptance period will be announced not later than 48 hours prior to the expiry of the prevailing acceptance period (as extended).

Settlement:	It is expected that the conditions for the completion of the Offer will be met in late September 2008; however, no guarantee can be made. Target Shareholders who have tendered the Target Shares in the Offer remain bound by their acceptance until the Drop-dead Date (unless settlement has occurred prior to this or the Offer has lapsed or the Target Shareholders have withdrawn their acceptance in accordance with the paragraph headed "Acceptance binding" below).

Settlement will be made within two weeks after announcement that all Conditions have been met or waived. If the acceptance period is extended, the settlement date may be postponed correspondingly.

If settlement of the Offer has not occurred within seven weeks of the expiry of the acceptance period (as extended), but occurs thereafter, the Offeror will pay interest on the consideration payable to the Target Shareholders who have tendered the Target Shares at a rate of 8 per cent per annum from but not including the date falling seven weeks after the last day of the acceptance period to and including the date settlement takes place.

On settlement, the relevant amount to each Target Shareholder who has accepted the Offer will be transferred to the bank account that at the time of acceptance was registered in VPS as the account for payment of dividends to the Target Shareholder.

If there are no records of a bank account in the Verdipapirsentralen ASA ("VPS") that can be used for settlement, and accordingly no bank account number is included in the box named "Bank account for payment" in the acceptance form sent to each Target Shareholder together with the Offer Document, the Target Shareholder must specify on the acceptance form (or on a separate sheet submitted together with the acceptance form) the bank account to which payment should be made.

For Target Shareholders who do not hold a bank account with a Norwegian bank, payment details for offshore payments must be included in addition to the bank account number, such as IBAN, SWIFT or similar payment codes depending on the jurisdiction where the bank account is located. The receiving agent should be contacted in this respect. For shareholders resident in Norway, if there are no records of a bank account in the VPS and no bank account is specified by the Target Shareholder when submitting the acceptance form, settlement will be made by issuing of a bank check.

Settlement will be made in cash in Norwegian Kroner (NOK).

Drop-dead Date: In the event the conditions for closing of the Offer have not been met or waived by 16:30 CET on 20 October 2008, the Offer will not be completed and the Target Shareholders who have tendered the Target Shares will be released from their acceptance of the Offer.

The Offeror has granted the Target a right to extend the Drop-dead Date one or more time(s) but by no more than five weeks in the aggregate. Further, following any such extension, the Target and the Offeror may by mutual agreement extend the Drop-dead Date one or more time(s) but by no more than two weeks in the aggregate, implying that the latest possible Drop-dead Date will be 16:30 CET on 8 December 2008. Any extension of the Drop-dead Date pursuant to the foregoing will be binding upon the Target Shareholders who have tendered the Target Shares in the Offer.

Compensation in the event the Offer is not completed: If the Condition as to acceptance level in item (a) below is satisfied or waived by the Offeror, but the Offer is not completed as a result of the Conditions set out in items (c) and (d) below not being satisfied or waived by the Drop-dead Date, the Offeror will pay the Target Shareholders who have tendered the Target Shares an aggregate amount of US$20,000,000 allocated pro rata to the number of the Target Shares tendered in the Offer (the "Compensation Payment"), such amount to be paid no later than 5 Business Days after the date on which the Offer lapses.

If all the Target Shares are tendered in the Offer, the Compensation Payment will entail a payment of approximately US$0.134 per Target Share.

The Directors consider that the Compensation Payment is fair and reasonable and is in the interest of the Company and the Shareholders as a whole, and is critical to the success of the Offer due to:

(1) The Conditions that trigger the Compensation Payment, namely the Shareholders' approval at the Extraordinary General Meeting and the PRC regulatory approvals that are required pursuant to the relevant PRC laws and regulations are not common to the Target Shareholders nor the Norwegian market. Therefore, the Compensation Payment creates an incentive for the Target Shareholders to tender their shares.

(2) The amount of the Compensation Payment is arrived at after arm's length negotiation with the Target after taking into account, among other things, the total consideration payable by the Offeror, the amount of the break fee payable by the Target to the Offeror, the time required to obtain the regulatory approvals and the certainty of such approvals.

The Directors currently expect that the Conditions upon which the Compensation Payment may be triggered will be obtained or satisfied before the Drop-dead Date.

Acceptance Binding:	Subject to the next paragraph, the acceptance of the Offer is irrevocable, and may not be withdrawn, in whole or in part, once the settlement agent has received the acceptance form. Any Target Shareholder who has tendered the Target Shares into the Offer shall have the right to withdraw its acceptance of the Offer at any time during the acceptance period if the Target Board withdraws its recommendation of the Offer. Upon any such withdrawal, the Offeror will ensure that any Target Shares tendered by such withdrawing Target Shareholder is released to such shareholder as soon as practicable and in any event not later than one Business Day after written notice of the exercise of the withdrawal right has been received by the receiving agent. Target Shareholders that accept the Offer will remain the legal owners of the Target Shares and retain voting rights and other shareholder rights related thereto until settlement has taken place.
Recommendation from the Target Board:	The Target Board has issued a recommendation of the Offer, stating among other things that the Target Board considers the Offer Price represents a fair value to the Target Shareholders reflecting the current underlying values in the Target, and is set out in the Offer Document. Furthermore, they consider the completion of the Offer has a positive effect on the Target's employees and customers. The Target Board has the right to withdraw its recommendation at any time during the acceptance period if the Target Board at its discretion (after having consulted their advisers) believes that this is necessary in order to comply with its fiduciary duties. In such event, the Target Board will announce such withdrawal through the notification system of OSE.
Break-fee:	In the event (1) the Target Board withdraws its recommendation of the Offer and (2) the Condition as to acceptance level in item (a) below has (A) not been satisfied; and (B) has not been waived by the Offeror, the Target shall pay a break-fee of US$10,000,000 to the Company, such amount to be paid no later than five Business Days after the date on which the Offer lapses.

Amendments to the Offer:	The Offeror reserves the right to amend the Offer in its sole discretion at any time during the acceptance period, provided however that the Offeror may not amend the Offer in a manner which disadvantages the Target Shareholders. Any acceptance received by the receiving agent is binding even if the acceptance period or the Drop-dead Date is extended and/or the Offer is otherwise amended in accordance with the terms of the Offer. Target Shareholders who have already accepted the Offer in its original form or with previous amendments will be entitled to any benefits arising from such amendments.

Copies of the Offer Document will however not, due to legal implications imposed on local authorities, be sent to the Target Shareholders who are resident in Australia.

2.5 Conditions for completion of the Offer

The Offer is subject to the following Conditions being met or (subject to the qualification set out therein) waived by the Offeror:

(a) valid acceptances having been rendered and remaining valid and binding, and not being subject to any third party consents in respect of pledges or other rights, in respect of a number of the Target Shares which exceeds 90 per cent of the Target Shares and votes in the Target on a fully diluted basis (for purposes of this calculation disregarding any treasury shares held by the Target or its subsidiaries in the numerator but not in the denominator). The Offeror will not without the Target's prior consent waive this condition unless acceptances as mentioned have been received in respect of a number of Target Shares which equals or exceeds two-thirds of the Target Shares and votes in the Target (calculated as set out above);

(b) the Target shall not have decided or made public its intention to: (i) undertake any material acquisitions or material disposals (including by way of sale of shares in a subsidiary or the Target's 50% share in Premium Drilling AS) or enter into binding agreements for such acquisitions or disposals; (ii) enter into any contracts or agree to amend any existing contracts which will materially change the business of the Target Group; (iii) make or agree to any material change of the terms of employment of any member of senior management in Norway which would cause the terms of employment of such employee to deviate materially from customary terms of employment of management of comparable Norwegian companies; (iv) make any proposal or pass any resolution to (a) change its share capital or number of the Target Shares, (b) distribute any dividend or make any other distribution to the Target Shareholders, or (c) issue any financial instrument giving a right to subscribe for Target Shares; and (v) enter into any contracts

which are outside normal commercial terms at the time when they are entered into; in each case except with the prior written consent of the Offeror, such consent not to be unreasonably withheld or delayed. For the avoidance of doubt, the entry into a contract for the construction of one new rig and any other contracts in relation to this, including financing agreements provided that they are on normal market terms, shall not require the approval of the Offeror;

(c) all authorisations, consents, clearances and approvals necessary for the Offer from the National Development and Reform Commission of the PRC, the State-owned Assets Supervision and Administration Commission of the PRC, the China Securities Regulatory Commission, the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC having been obtained on terms satisfactory to the Offeror and such authorisations, consents, clearances and approvals remaining in full force and effect as at the date of satisfaction of the last of the Conditions, provided that such Condition may only be invoked if the Offeror provides evidence in writing to the Target that such authorisations have not been obtained;

(d) the Shareholders having duly approved, in a general meeting, the acquisition of the Target Shares and the Offer;

(e) no occurrence of any Target Group specific material adverse change relating to the assets or operations of the Target Group taken as a whole, provided that the effect of the following events shall not be deemed to be a material adverse effect: (i) any matter that is publicly available prior to 7 July 2008 or that has been properly disclosed to the Offeror or the Company during the due diligence investigations of the Target Group and (ii) any act by the Offeror or the direct or indirect parent company of the Offeror which is within such party's control; and

(f) the Target Board not having changed or withdrawn its recommendation for the Offer.

The Offer will be withdrawn if the Conditions are not met or waived by the Drop-dead Date. If the Conditions have not been met or waived by the Offeror, the Offer will lapse, in which case all the Target Shareholders (including the Major Shareholders) who have accepted the Offer will be released from their acceptances.

The Offeror reserves the right, in its sole discretion, at any time to waive, in whole or in part, one or more of the Conditions.

The Offer is expected to close in September or October 2008, subject to the satisfaction (or waiver by the Offeror) of the Conditions.

2.6 Value of the Offer

On the basis of the Offer Price, the entire share capital of the Target of 149,415,487 shares in issue as at 7 July 2008, the date of the Announcement, was valued at approximately NOK12.7 billion (equivalent to approximately HK$19.5 billion), without taking into consideration the adjustment, if any. The Target Shares in aggregate were valued at approximately NOK10.7 billion (equivalent to approximately HK$16.4 billion) based on the closing price of NOK71.60 (equivalent to approximately HK$109.80) per Target Share on 4 July 2008 (being the last trading day of the Target Shares on the OSE prior to the date of the Pre-offer Announcement), without taking into consideration the adjustment, if any.

2.7 Indicative Timetable of the Offer

Sets forth below is the indicative timetable of the Offer:

Date of despatch of the Offer Document to the holders of Target Shares	18 July 2008
Acceptance period	From and including 18 July 2008 to and including 15 August 2008, unless extended in accordance with the terms of the Offer Document
Expected day on which the Conditions will be satisfied (or waived)	Late September 2008 (assuming the last day of the acceptance period is 15 August 2008)
Last day on which the Offer can be declared unconditional (i.e. the Drop-dead Date)	20 October 2008 (assuming the last day of the acceptance period is 15 August 2008), after which the Offer will lapse immediately, unless extended in accordance with the terms of the Offer Document
Settlement of the Offer	Within two weeks after the announcement on all the Conditions have been satisfied (or waived)

2.8 Legal implications

The completion of the Offer is subject to the required consents, clearances and approvals being granted by relevant authorities of the PRC. Further, completion of the Offer is subject to the Shareholders having duly approved, at the Extraordinary General Meeting, the acquisition of the Target Shares and the Offer. Assuming that the approval from the Shareholders is obtained, application for approvals from the relevant authorities of the PRC will be made shortly thereafter.

The Offeror currently expects that all necessary regulatory approvals, consents and clearances in respect of the Offer will be received.

2.9 Simplified Shareholding structure of the Group upon completion of the Offer

(a) The current simplified shareholding structure of the Target Group is as follows:


Major Shareholders
Public
40.11%
59.89%
Target Group

(b) Immediately upon completion of the Offer (assuming that the Offer has been fully accepted by all the Target Shareholders and completion of the Compulsory Acquisition), the simplified shareholding structure of the Group would be as follows:


CNOOC
Public (Note)
54.73%
45.27%
Company
≤100%
100%
Other subsidiaries, associates and assets
Hong Kong SPV
100%
Singapore SPV
100%
Offeror
100%
Target Group

Note: Including shareholders of H Shares and shareholders of A Shares.

3. MAJOR SHAREHOLDERS UNDERTAKING

3.1 Undertaking to accept the Offer

On 7 July 2008, the Major Shareholders provided the Major Shareholders Undertaking in favour of the Offeror to accept the Offer. Pursuant to the terms of the Major Shareholders Undertaking, the Major Shareholders have undertaken to accept the Offer in respect of the Major Shareholders' Shares, representing approximately 40.11% of the total issued share capital of the Target as at 7 July 2008, subject to the Offeror making the Offer at the Offer Price, and on the other agreed terms and conditions of the Offer.

The Major Shareholders Undertaking is irrevocable except that the Major Shareholders shall have the right to withdraw the Major Shareholders Undertaking and acceptance of the Offer in respect of the Major Shareholders' Shares at any time during the acceptance period if the Target Board changes or withdraws its recommendation for the Offer in accordance with the Offer Agreement.

The Major Shareholders' Shares will be tendered free from any Encumbrance and together with all rights attaching to them.

The Major Shareholders Undertaking will lapse and cease to have any effect and the Major Shareholders will have a right to withdraw their acceptance of the Offer upon the occurrence of any of the following events or circumstances:

(a) the intention of launching the Offer has not been publicly announced by 7 July 2008;

(b) the acceptance period has not started by 21 July 2008;

(c) the terms and conditions of the Offer are altered in a manner that is adverse to the Major Shareholders compared to the terms and conditions set out in the Offer Agreement;

(d) the Major Shareholders Undertaking is withdrawn by them in accordance with the terms of the Major Shareholders Undertaking.

4. INTENTIONS IN RESPECT OF THE TARGET GROUP

4.1 On-going management and operation of the Target Group

It is the intention of the Offeror that the Target shall continue with its existing activities and the Offeror has no current intention to (i) introduce any major changes to the business of the Target, (ii) change the domicile of the Target (iii) affect the current operations of any member of the Target Group, or (iv) discontinue the employment of any of the existing employees of the Target Group, other than in the ordinary course of business.

No special advantages will be given to members of the executive management or members of the Target Board in connection with making the Offer.

4.2 Mandatory Offer

If the Offer is completed and the Offeror, as a result of the Offer or otherwise, acquires the Target Shares representing more than one-third of the voting rights, the Offeror will be required under chapter 6 of the Norwegian Securities Trading Act to either make a mandatory offer for the remaining Target Shares or, if the Offeror holds more than 90% of the Target Shares and votes in the Target, perform a Compulsory Acquisition.

The offer price for the Mandatory Offer must be equal to, or higher than, the highest price paid, or agreed to be paid, by the Offeror for the Target Shares during the six-month period prior to the date on which the obligation to make a Mandatory Offer is triggered. If it is clear that the market price is higher than the price resulting from the former when the mandatory offer obligation is triggered, the offer price shall be at least as high as the market price.

4.3 Compulsory Acquisition of Target Shares

If, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror acquires and holds more than 90% of the total issued share capital of the Target representing more than 90% of the voting rights in the Target, the Offeror will have the right (and each remaining Target Shareholder would have the right to require the Target) to initiate a compulsory acquisition of the remaining Target Shares not owned by the Offeror pursuant to section 4-25 of the Norwegian Public Limited Companies Act and section 6-22 of the Norwegian Securities Trading Act (the "Compulsory Acquisition").

A mandatory offer will not be required by law if the Offeror at the completion of the Offer holds more than 90% of the voting rights in the Target and within four weeks of completion of the Offer initiates a compulsory acquisition offering a purchase price equal to, or higher than the price that would have been offered in a mandatory offer and issuing the necessary security for payment of the settlement in accordance with section 6-22 of Norwegian Securities Trading Act. If the Offeror presents such offer in writing to all of the remaining Target Shareholders with a known address, and the offer is announced in the Norwegian Company Register's electronic bulletin for public announcement and in a newspaper generally read at the Target's place of business, the Offeror may set a time limit for each Target Shareholder to contest or refuse the offer.

If, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror acquires and holds more than 90% of the total issued Target Shares representing more than 90% of the voting rights in the Target, the Offeror intends to carry out the Compulsory Acquisition of the remaining Target Shares in accordance with the procedures outlined above.

If the Offeror is required to make the Mandatory Offer and/or undertakes the Compulsory Acquisition, the Company will make a further announcement to provide details on the terms of the Mandatory Offer and/or the Compulsory Acquisition.

4.4 Delisting of the Shares

If, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror holds a sufficient majority of the Target Shares, the Offeror intends to propose to the general meeting of the Target that an application is filed with OSE to de-list the Target Shares. Such application will require a two-thirds majority of votes cast and the share capital represented at the general meeting of the Target.

5. FINANCIAL INFORMATION OF THE TARGET

5.1 Financial Information of the Target for the three years ended 31 December 2007 and the three months ended 31 March 2008

The financial information (other than EBITDA) for the three years ended 31 December 2007 extracted from the audited financial statements of the Target prepared in accordance with IFRS as adopted by the European Union and the unaudited condensed results for the three months ended 31 March 2008 extracted from the 2008 first quarterly report of the Target prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting are set out below:

	As at 31 December			As at 31 March
(in US$ thousands)	**2005**	**2006**	**2007**	**2008**
Total assets	444,740	1,193,581	1,752,677	1,979,418
Total liabilities	144,520	706,272	1,256,177	1,464,330
Net assets value	300,220	487,309	496,500	515,088

	Year ended 31 December			Three months ended 31 March
(in US$ thousands)	**2005**	**2006**	**2007**	**2008**
Operating revenues	43,958	75,686	203,524	87,402
Net profit/ (loss) before tax and minority interest	2,341	(3,419)	36,054	27,968
Net profit/ (loss) after tax and minority interest	1,908	(1,664)	26,177	20,697
EBITDA (extracted from the 2007 annual report of the Target and the 2008 first quarterly report of the Target)	12,628	22,787	93,452	49,800

5.2 Difference in respect of the accounting standards between the Company in Hong Kong and the Target in Norway

The Target, being a company listed on the OSE, a recognized exchange which required its member companies to disclose to the public their financial information on a periodical basis. Hence, the Target was not prepared to disclose financial information in addition to which it already discloses on an annual, semi-annual, and quarterly basis in accordance with its obligations to the OSE. The Company, therefore, applied to the Hong Kong Stock Exchange pursuant to Rule 14.67(a)(i) of the Listing Rules for a waiver from the requirement to prepare an accountant's report in accordance with the Listing Rule in this Circular. Instead of preparing an accountant's report on the Target, in this Circular, the Company has reproduced the audited financial statements of the Target for the three years ended 31 December 2007 and the unaudited financial information of the Target for the three months ended 31 March 2008. An accountants' report in accordance with the requirements under Rule 14.67(a)(i) of the Listing Rules is required to be set out in a supplemental circular to be issued by the Company within 45 days of the earlier of the Company being able to exercise control over the Target or gain access to the books and records of the Target.

The Company prepares its financial statements using HKFRS, and the Directors believe that, based on the internal assessment by the financial management team of the Company, there are no principal differences between the financial information of the Target as prepared under the IFRS adopted by the member countries of the European Union (including Norway) and the financial information of the Target if it was prepared under HKFRS.

6. FINANCING OF THE OFFER

If the Offer is fully accepted by all of the Target Shareholders at the Offer Price, the total amount payable by the Offeror is NOK12,700,316,395 (equivalent to approximately HK$19.5 billion), without taking into consideration the adjustment, if any. The Offer is expected to be financed by internal resources and committed external financing from banks and the terms and conditions of such financing shall be subject to final documentation.

7. REASONS FOR THE OFFER

The business currently operated by the Target Group has high growth potential, the pursuit of which is in line with the growth and globalization strategy of the Company. The Target currently owns and operates five newly built high specification jack-up drilling rigs and two accommodation units, and has three jack-up drilling rigs and three semi submersible drilling rigs under construction. In addition, it has options with shipyards to build two more semi submersibles drilling rigs. These, combined with the 15 drilling rigs the Company currently owns and operates, will immediately bring the total number of operating drilling rigs to 22, representing an increase of approximately 47%, excluding any impact from the delivery of rigs currently under construction. The Target currently operates in the following five geographic markets: Australia, Norway, Vietnam, Saudi Arabia and the Mediterranean, which will enable the Company to further diversify into new international markets and

increase revenue contribution from international operations. Through this transaction, the Company will also benefit from the access to international management expertise, advanced technology and operating experience in challenging working environments.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Offer are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

8. EFFECT OF THE OFFER ON THE ASSETS, LIABILITIES AND EARNINGS OF THE GROUP

Upon completion of the Offer and assuming the Condition on the acceptance level has not been lowered or waived and the Compulsory Acquisition has not taken place, the Offeror will be interested in at least 90% of the total issued share capital of the Target. As such, all the earnings, assets and liabilities of the Target Group will be consolidated into the consolidated financial statements of the Group after considering the impact of minority interest, if any.

As at 31 March 2008, the unaudited total assets and total liabilities of the Group prepared in accordance with the PRC GAAP were approximately RMB23,768million and RMB5,659 million respectively. As at 31 March 2008, the unaudited total assets and total liabilities of the Target Group prepared in accordance with IFRS were approximately US$1,979 million and US$1,464 million respectively. After the completion of the Offer and taking into consideration of the potential debt financing in relation to the Offer, the total assets and total liabilities of the Group are expected to increase respectively. As extracted from the 2007 annual report and first quarterly report of the Target Group, the audited net profit of the Target Group for the year ended 31 December 2007 was approximately US$26.2 million and the unaudited net profit of the Target Group for the three months ended 31 March 2008 was approximately US$20.7 million. Considering the historical earnings of the Target Group, and the potential synergies that may be realized by the Group after completion of the Offer, the Offer could improve the earnings of the Group in the long term.

9. PROSPECTS OF THE GROUP

Driven by the increasing global oil demand, a weakening US$ and geo-political uncertainties, the international crude oil price kept rising in the past few years, with the average WTI crude oil price reaching US$72.41 per barrel in 2007. The global crude oil price further reached above US$145 per barrel in early July 2008. The high oil price has resulted in a rapid increase of global investment in oil exploration and development. According to the statistics from OPEC, the global investment in oil exploration and development in 2006 has increased to approximately US$220 billion from US$110 billion in 1999. The investment size is expected to further increase to US$310 billion by 2010 according to estimate by International Energy Agency. Surging oil price and expansion of the global oil exploration and development have led to the rapid increase in demand for oilfield services, creating further growth opportunities for oilfield services providers, and particularly the tight supply and the high level of utilization ratio and day rate for drilling rigs for the drilling service segment. As the main offshore oilfield service provider in the PRC and with the increasing revenue contribution from the international oilfield services

market, the Company has achieved strong business and earnings growth in the past and will be well positioned to take advantage of the favourable industry dynamics to strengthen its competitiveness and profitability.

The Company currently operates 15 drilling rigs, including 11 jack-ups and 3 semi-submersibles while operating one leased jack-up rig. In addition, the Company owns and operates the largest and most diverse fleets in offshore China, including 75 support vessels and 4 oil tankers, 5 chemical tankers, 8 seismic vessels, and 4 geotech survey vessels. It also has a vast array of modern facilities and equipment for wire-line logging, drilling fluids, directional drilling, cementing, well completion, acidulation, and well work-over services. The combination of the Company and the Target would create the world's 8th largest rig fleet, consisting of 34 operated rigs (including rigs under construction) with operation and growth opportunities in most major international markets.

With the expansion of drilling rig fleet and access to new international markets and clients through the Offer, the Company may achieve additional revenue and cost synergies which could further improve the development prospects. The potential synergies include cross selling opportunities of the non-drilling segment to the existing drilling services clients of the Target, improvement in operating efficiency and management skills, and cost savings through streamlined and integrated operations.

10. RISKS IN RELATION TO THE OFFER

Shareholders and potential investors should note that the completion of the Offer is subject to satisfaction or waiver of all the Conditions. The Offer may not be successful and may not complete.

There can be no assurance that shareholders of the Target other than the Major Shareholders will tender their Target Shares in acceptance of the Offer.

Shareholders and investors are advised to exercise caution when dealing in the respective securities of the Company and the Target.

11. INFORMATION ABOUT THE TARGET GROUP

The Target is a company incorporated in Norway and the Target Shares are listed on the OSE with ticker code "AWO" since May 2005. The Target is an international offshore drilling contractor owning and operating five jack-up drilling rigs and two accommodation units. Another three jack-up drilling rigs and three semi submersible drilling rigs are under construction. It also holds options for the construction of two semi submersible drilling rigs.

In 2005 the Target and Sinvest ASA established a 50/50 jointly owned company, Premium Drilling AS, for the commercial and operational management of the fleet of jack-up drilling rigs owned by both companies. Premium Drilling AS employs about 750 people worldwide (including contracted personnel) representing more than 25 nationalities.

The headquarters of the Target are at Aker Brygge in Oslo, Norway. The Target also has offices in Stavanger and Singapore, and through Premium Drilling AS, offices in the United States of America, Singapore, India, Vietnam, Brunei, Australia, China, Malaysia and the United Arab Emirates.

Currently, the Target has three jack-up drilling rigs and three semi submersible drilling rigs under construction. The Company is aware of the risk associated with timely delivery of rigs which are under construction and has taken this into account in the pricing valuation. After completion of the Offer, the Company will proactively work with the shipyards and the clients of the rig employment contracts in order to avoid and minimise any possible adverse effect to the Group which may be resulted from any non-timely delivery of rigs under construction.

In addition, on 26 June 2007, the Target as borrower entered into a facility agreement for the amount of US$1,085 million with a syndicate of banks under which Nordea Bank Norge ASA acted as the lead arranger and as agent. Such loan agreement contains change of control provisions which will be triggered if the Offer is completed, and the lenders will have a right to require the Target to prepay the loan unless the prior written consent of the majority banks (as defined in such loan agreement) is obtained.

On 22 January 2008, Wilpromoter Pte Ltd, a wholly owned subsidiary of the Target, as borrower entered into a facility agreement for an amount of up to US$335.6 million for the purpose of financing the acquisition of a semi-submersible drilling rig known as Wilpromoter between, among others, Citibank International plc (as agent) and Citibank, N.A., Singapore Branch, Eksportfinans and the Export-Import Bank of China (as lenders under the various facilities). Pursuant to the terms of such loan agreement, in the event that the Target Shares are de-listed from the OSE, an event of default will be triggered unless Wilpromoter Pte Ltd obtains the prior written consent of the majority lenders to amend or waive such provision.

Therefore, pursuant to the terms and conditions of the above existing loan agreements entered into by the Target Group, in the event of any change of control on the Target or delisting of the Target, the Target Group shall, unless with the prior consent of the relevant financial institutions, repay the outstanding facilities, amounting up to approximately US$1.42 billion (equivalent to approximately HK$11.07 billion). The Company shall use its best endeavours to obtain the consent(s) from relevant financial institutions. If the Company fails to obtain the necessary consent(s) prior to completion of the Offer, the Company shall be required to repay such loans. The Company expects to finance the repayment of such loans by way of borrowings.

12. INFORMATION ABOUT THE GROUP

The Group is principally engaged in the provision of offshore oilfield services. Its services cover each phase of offshore oil and gas exploration, development and production. It has four business segments, namely, geophysical services, drilling services, well services, marine support and transportation services.

13. VOTING UNDERTAKING BY CNOOC

CNOOC has given a voting undertaking in favour of the Target to vote in favour of all resolutions to approve the Offer and any related matters necessary to implement the Offer proposed at the Extraordinary General Meeting in respect of its legal and beneficial shareholding in the Company of 2,460,468,000 Shares (representing approximately 54.73% of the total issued share capital of the Company as at 4 July 2008, being the last trading day of the H Shares on the Hong Kong Stock Exchange prior to the release of the Announcement).

Under the terms of the voting undertaking given by CNOOC, the undertaking will terminate upon the earlier of (i) the closing of the Extraordinary General Meeting (or any adjournment thereof); (ii) the termination or lapsing of the Offer Agreement in accordance with its terms and (iii) the termination of the Major Shareholders Undertaking in accordance with its terms.

14. IMPLICATIONS UNDER THE LISTING RULES

The Offer (if completed) will constitute a major transaction for the Company under the Listing Rules and shall require Shareholders' approval by way of special resolution by a two-thirds majority of the Shareholders attending and voting at the meeting. An Extraordinary General Meeting will be convened to seek such approvals.

15. FINANCIAL INFORMATION AND WAIVERS FROM THE HONG KONG STOCK EXCHANGE

Given the structure of the Offer, and, in particular, the need to maintain confidentiality prior to the Announcement and the Pre-offer Announcement being made, it has not been possible to gain access to such financial and other records/information of the Target Group prior to the Latest Practicable Date as is required in order to comply fully with the disclosure requirements under the Listing Rules in relation to the inclusion of certain financial and other information of the Target Group in this Circular.

For the purposes of this Circular, the Company has extracted the following published financial information of the Target Group:

(1) audited consolidated financial statements of the Target Group prepared under IFRS as adopted by the European Union for the three years ended 31 December 2005, 2006 and 2007 (which are unqualified) and audited by Ernst & Young AS, a member of Ernst & Young Global Limited in Norway, in accordance with the auditing standards and practices generally accepted in Norway including the auditing standards adopted by the Norwegian Institute of Public Accountants, extracted from the relevant annual reports or approved accounts (for the years ended 31 December 2007 and 31 December 2006) of the Target; and

(2) the unaudited condensed financial statements of the Target Group for the three months ended 31 March 2007 and 2008 (the "**Unaudited Financial Statements**"), prepared in compliance with the International Accounting Standard 34 – Interim

Financial Reporting ("**IAS 34**"), adopting accounting policies consistent with those used in the audited financial statements of the Target Group for the year ended 31 December 2007.

However, the Company is unable to comply with the following requirements under the Listing Rules in respect of the disclosure of the following information as at the Latest Practicable Date:

(a) an accountants' report on the Target Group prepared using accounting policies which are materially consistent with those of the Group (Rules 4.01(3) 14.67(4)(a)(i) of the Listing Rules);

(b) an indebtedness statement as at the Latest Practicable Date of the Enlarged Group (Rule 14.66 (2) and paragraph 28 and note 2 of Appendix 1B of the Listing Rules);

(c) a statement by the Directors that in their opinion the working capital as at the Latest Practicable Date available to the Enlarged Group is sufficient or, if not, how it is proposed the additional working capital thought by the directors to be necessary will be made available (Rule 14.66 (2) and paragraph 30 and note 2 of Appendix 1B of the Listing Rules);

(d) a pro forma statement of the assets and liabilities of the Enlarged Group on the same accounting basis (Rule 14.67(4)(a)(ii) of the Listing Rules);

(e) a management discussion and analysis of the results of the Target covering all those matters set out in paragraph 32 of Appendix 16 of the Listing Rules for the period reported in the accountants' report (Rule 14.67(5) and paragraph 32 of Appendix 16 of the Listing Rules);

(f) statement as to the financial and trading prospects of the Enlarged Group (Rule 14.66(2) and paragraph 29(1)(b) and Note 2 to Appendix 1B of the Listing Rules);

(g) particulars of any litigation or claims of material importance pending or threatened against any member of the Enlarged Group (Rule 14.64(2) and paragraph 33 and note 2 to Appendix 1B of the Listing Rules);

(h) particulars of directors' or experts interests in the assets of the Enlarged Group (Rule 14.66(2) and paragraph 40 and Note 2 to Appendix 1B of the Listing Rules); and

(i) the dates of and parties to all material contracts entered into by any member of the Enlarged Group within the two years immediately preceding the issue of this Circular together with a summary of the principal contents of such contracts and particulars of any consideration passing to or from any member of the Enlarged Group and inspection of such contracts (Rule 14.66 (2), paragraphs 42 and 43(2)(b) and Note 2 of Appendix 1B of the Listing Rules).

(Paragraphs (b) to (i) above are collectively defined as the "**Further Information**")

The Company applied to the Hong Kong Stock Exchange for a waiver from strict compliance with the disclosure requirements of the Listing Rules set out in paragraphs (a) to (i) above and on 18 July 2008 the Hong Kong Stock Exchange granted a waiver to the Company from such requirements subject to the following conditions:

(a) this Circular contains:

(i) a statement of indebtedness of the Group (as included in Appendix I to this Circular);

(ii) a statement by the Directors that in their opinion the working capital available to the Group is sufficient (as included in Appendix I to this Circular);

(iii) a statement as to the financial and trading prospects of the Group;

(iv) the published audited financial statements of the Target for each of the three years ended 31 December 2005, 2006 and 2007 prepared under IFRS as adopted by the European Union and audited by Ernst & Young AS, a member of Ernst & Young Global Limited in Norway, in accordance with the auditing standards and practices generally accepted in Norway including the auditing standards adopted by the Norwegian Institute of Public Accountants, extracted from the relevant annual reports or approved accounts (for the years ended 31 December 2007 and 31 December 2006) of the Target (as included in Appendix II to this Circular);

(v) the published Unaudited Financial Statement (as included in Appendix II to this Circular);

(vi) a qualitative explanation by the Directors of the differences in accounting practices between HKFRS and IFRS which may have a material impact on the financial statements of the Target, if any;

(vii) details of any litigation or claims of material importance pending or threatened against any member of the Group (or an appropriate negative statement) (as included in Appendix III to this Circular);

(viii) particulars of directors' or experts interests in the assets of the Group (or an appropriate negative statement) (as included in Appendix III to this Circular);

(ix) all material contracts (not being contracts entered into in the ordinary course of business) entered into by the Group within the two years immediately preceding the issue of this Circular and documents for inspection of the Group (as included in Appendix III to this Circular);

(x) other material information relating to the Target which is in the public domain or made available by the Target and which the Company is aware of and is under no confidentiality restriction to disclose, if any; and

(xi) the reasons why access to books and records of the Target has not been granted to the Company.

(b) the Company is required to issue a supplemental circular within 45 days of the earlier of the Company being able to exercise control over the Target and gain access to the books and records of the Target for the purpose of complying with the disclosure requirements in respect of the Target and the Enlarged Group under Rules 14.66 and 14.67 of the Listing Rules. The supplemental circular will include the following information:

(i) an accountants report of the Target Group for each of the three financial years ended 31 December 2005, 2006 and 2007 and the financial period ended not more than 6 months from the date of issue of the supplemental circular prepared using the accounting policies materially consistent with those of the Group in accordance with Chapter 4 and Rule 14.67 (4)(a)(i) of the Listing Rules;

(ii) the Further Information; and

(iii) any material changes to the information previously disclosed in this Circular.

In the event that the Company is unable to comply with the above timeline, the Company will seek an extension from the Stock Exchange to issue the supplemental circular at a later date and further announcement will be made in this regard.

16. GENERAL AND THE EXTRAORDINARY GENERAL MEETING

The Directors confirm that, to the best of their knowledge, information and belief and having made all reasonable enquiries, the Target Group, the Major Shareholders and the ultimate beneficial owners of the Major Shareholders and their respective associates are Independent Third Parties.

No Shareholders will be required to abstain from voting at the Extraordinary General Meeting in connection with the resolutions to be proposed thereat.

The Company will seek approval from the Shareholders of the Offer. A notice convening the Extraordinary General Meeting to be held at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC, the People's Republic of China on Tuesday, 26 August 2008 at 2:30 p.m. is set out on pages IV-1 to IV-3 of this Circular.

A form of proxy for use at the Extraordinary General Meeting is also enclosed. Whether or not the Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to the office of the Company in Hong Kong

at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

17. BOOK CLOSE PERIOD

Holders of H Shares whose names appear on the register of members of the Company as at 4 p.m. on 5 August 2008 (Tuesday) are entitled to attend and vote at the Extraordinary General Meeting. The register of members of the H Shares will be closed from 6 August 2008 to 26 August 2008 (both days inclusive) in accordance with the Articles of Association of the Company. During such period, no transfer of H Shares will be registered.

18. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 76 of the Company's Articles of Association, a resolution put to the vote of a general meeting of the Shareholders shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded:

(a) by the chairman of the meeting;

(b) at least two Shareholders with voting rights or their proxies; or

(c) one or several Shareholders (including proxies) holding totally or separately 10% or more of the shares carrying the right to vote at the meeting.

19. RECOMMENDATION

The Board believes the terms of the Offer are fair and reasonable and in the interests of the Shareholders as a whole and recommends the Shareholders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting for approving, among other things, the Offer.

20. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the following appendices to this Circular:

(a) Appendix I – Financial Information relating to the Group;

(b) Appendix II – Financial Information relating to the Target Group; and

(c) Appendix III – General Information.

Yours faithfully
By order of the Board
Fu Chengyu
Chairman of the Board

(A) SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

The following is a summary of the consolidated financial information for the three financial years ended 31 December 2007 extracted from the audited financial statements of the Group for the three years ended 31 December 2005, 31 December 2006 and 31 December 2007 which are not qualified.

CONSOLIDATED INCOME STATEMENT

	2007	2006	2005
	RMB'000	*RMB'000*	*RMB'000*
REVENUE	9,007,987	6,364,839	4,788,792
Other revenues	38,611	31,341	12,919
Operating expenses			
Depreciation of property, plant and equipment and amortisation of intangible assets	(1,042,081)	(900,244)	(755,676)
Employee compensation costs	(1,123,041)	(936,936)	(833,345)
Repair and maintenance costs	(317,546)	(356,510)	(285,166)
Consumption of supplies, materials, fuel, services and others	(2,524,514)	(1,934,817)	(1,437,233)
Subcontracting expenses	(357,191)	(206,325)	(259,563)
Operating lease expenses	(365,706)	(313,431)	(213,436)
Other operating expenses	(387,108)	(274,444)	(105,288)
Other selling, general and administrative expenses	(102,003)	(81,231)	(61,737)
Total operating expenses	(6,219,190)	(5,003,938)	(3,951,444)
PROFIT FROM OPERATIONS	2,827,408	1,392,242	850,267
Financial income/(expenses)			
Exchange losses, net	(113,868)	(46,694)	(16,802)
Finance costs	(31,563)	(36,708)	(104)
Interest income	71,437	27,856	16,956
Total financial expenses	(73,994)	(55,546)	50
Share of profits of jointly-controlled entities	113,153	113,505	106,617
PROFIT BEFORE TAX	2,866,567	1,450,201	956,934
Tax	(628,983)	(321,966)	(135,938)
PROFIT FOR THE YEAR	2,237,584	1,128,235	820,996

	2007 *RMB'000*	2006 *RMB'000*	2005 *RMB'000*
Attributable to:			
Equity holders of the Company	2,237,584	1,128,010	820,996
Minority interests	–	225	–
	2,237,584	1,128,235	820,996
DIVIDENDS			
Special interim dividend		–	55,535
Proposed final dividend	539,438	239,719	164,208
	539,438	239,719	164,208
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY			
Basic and diluted	54.24 cents	28.23 cents	20.55 cents

CONSOLIDATED BALANCE SHEET

	2007	2006	2005
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	11,118,005	8,876,894	7,258,247
Intangible assets	52,122	–	–
Interests in jointly-controlled entities	493,060	433,496	239,936
Total non-current assets	11,663,187	9,310,390	7,498,183
CURRENT ASSETS			
Inventories	417,766	293,160	229,784
Prepayments, deposits and other receivables	209,611	81,730	208,854
Accounts receivable	1,407,031	987,099	709,453
Due from the ultimate holding company	1,495	33,419	45,913
Due from other CNOOC group companies	4,363	17,455	2,800
Available-for-sale investments	607,338	75,008	–
Pledged time deposits	12,206	22,466	1,093
Cash and cash equivalents	8,765,988	2,309,443	1,013,795
Total current assets	11,425,798	3,819,780	2,211,692
CURRENT LIABILITIES			
Trade and other payables	2,087,098	1,830,808	925,306
Short term debentures	–	997,417	–
Salary and bonus payables	397,451	237,636	206,805
Tax payable	472,146	54,150	94,573
Current portion of long term bank loans	200,000	–	–
Due to the ultimate holding company	203,248	217,090	218,844
Due to other CNOOC group companies	24,465	25,769	23,789
Total current liabilities	3,384,408	3,362,870	1,469,317
NET CURRENT ASSETS	8,041,390	456,910	742,375
TOTAL ASSETS LESS CURRENT LIABILITIES	19,704,577	9,767,300	8,240,558

	2007	2006	2005
	RMB'000	*RMB'000*	*RMB'000*
NON-CURRENT LIABILITIES			
Deferred tax liabilities	235,569	348,756	385,816
Interest-bearing bank borrowings	744,000	600,000	–
Long term payable to the ultimate holding company	–	200,000	200,000
Long term bonds	1,500,000	–	–
Total non-current liabilities	2,479,569	1,148,756	585,816
Net assets	17,225,008	8,618,544	7,654,742
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	4,495,320	3,995,320	3,995,320
Reserves	12,190,250	4,383,505	3,495,214
Proposed final dividend	539,438	239,719	164,208
Total equity	17,225,008	8,618,544	7,654,742

(B) AUDITED FINANCIAL INFORMATION

The followings are the audited financial statements of the Group for the financial year ended 31 December 2007 extracted from the published annual financial statements of the Group for the year ended 31 December 2007 which are not qualified.

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	**2007** *RMB'000*	**2006** *RMB'000*
REVENUE	*3*	9,007,987	6,364,839
Other revenues	*4*	38,611	31,341
Operating expenses			
Depreciation of property, plant and equipment and amortisation of intangible assets		(1,042,081)	(900,244)
Employee compensation costs		(1,123,041)	(936,936)
Repair and maintenance costs		(317,546)	(356,510)
Consumption of supplies, materials, fuel, services and others		(2,524,514)	(1,934,817)
Subcontracting expenses		(357,191)	(206,325)
Operating lease expenses		(365,706)	(313,431)
Other operating expenses		(387,108)	(274,444)
Other selling, general and administrative expenses		(102,003)	(81,231)
Total operating expenses		(6,219,190)	(5,003,938)
PROFIT FROM OPERATIONS	*5*	2,827,408	1,392,242
Financial income/(expenses)			
Exchange losses, net		(113,868)	(46,694)
Finance costs		(31,563)	(36,708)
Interest income	*6*	71,437	27,856
Total financial expenses		(73,994)	(55,546)
Share of profits of jointly-controlled entities	*17*	113,153	113,505
PROFIT BEFORE TAX		2,866,567	1,450,201
Tax	*10*	(628,983)	(321,966)
PROFIT FOR THE YEAR		2,237,584	1,128,235

	Notes	**2007** *RMB'000*	**2006** *RMB'000*
Attributable to:			
Equity holders of the Company	*11*	2,237,584	1,128,010
Minority interests		–	225
		2,237,584	1,128,235
DIVIDENDS			
Proposed final dividend	*12*	539,438	239,719
EARNING PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY			
Basic and diluted	*13*	54.24 cents	28.23 cents

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 *RMB'000*	2006 *RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	*14*	11,118,005	8,876,894
Intangible assets	*15*	52,122	–
Interests in jointly-controlled entities	*17*	493,060	433,496
Total non-current assets		11,663,187	9,310,390
CURRENT ASSETS			
Inventories	*18*	417,766	293,160
Prepayments, deposits and other receivables		209,611	81,730
Accounts receivable	*19*	1,407,031	987,099
Due from the ultimate holding company	*20*	1,495	33,419
Due from other CNOOC group companies	*21*	4,363	17,455
Available-for-sale investments	*22*	607,338	75,008
Pledged time deposits	*23*	12,206	22,466
Cash and cash equivalents	*23*	8,765,988	2,309,443
Total current assets		11,425,798	3,819,780
CURRENT LIABILITIES			
Trade and other payables	*24*	2,087,098	1,830,808
Short term debentures	*25*	–	997,417
Salary and bonus payables	*26*	397,451	237,636
Tax payable		472,146	54,150
Current portion of long term bank loans	*28*	200,000	–
Due to the ultimate holding company	*20*	203,248	217,090
Due to other CNOOC group companies	*21*	24,465	25,769
Total current liabilities		3,384,408	3,362,870
NET CURRENT ASSETS		8,041,390	456,901
TOTAL ASSETS LESS CURRENT LIABILITIES		19,704,577	9,767,300

	Notes	**2007** *RMB'000*	**2006** *RMB'000*
NON-CURRENT LIABILITIES			
Deferred tax liabilities	*27*	235,569	348,756
Interest-bearing bank borrowings	*28*	744,000	600,000
Long term payable to the ultimate holding company	*29*	–	200,000
Long term bonds	*30*	1,500,000	–
Total non-current liabilites		2,479,569	1,148,756
Net assets		17,225,008	8,618,544
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*31*	4,495,320	3,995,320
Reserves	*32*	12,190,250	4,383,505
Proposed final dividend	*12*	539,438	239,719
Total equity		17,225,008	8,618,544

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Attributable to equity holders of the Company								
	Issued capital	Capital Reserves	Statutory reserve funds	Retained profits	Proposed final dividend	Cumulative translation reserve	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2006	3,995,320	1,975,810	329,714	1,189,690	164,208	–	7,654,742	–	7,654,742
Final 2005 dividend declared	–	–	–	–	(164,208)	–	(164,208)	–	(164,208)
Profit for the year	–	–	–	1,128,010	–	–	1,128,010	225	1,128,235
Additional capital injection to a subsidiary	–	–	–	–	–	–	–	1,896	1,896
Acquisition of minority interests	–	–	–	–	–	–	–	(2,121)	(2,121)
Proposed final 2006 dividend *(note 12)*	–	–	–	(239,719)	239,719	–	–	–	–
Transfer to statutory reserve funds	–	–	112,801	(112,801)	–	–	–	–	–
At 31 December 2006 and 1 January 2007	3,995,320	1,975,810*	442,515*	1,965,180*	239,719	–	8,618,544	–	8,618,544
Final 2006 dividend declared	–	–	–	–	(239,719)	–	(239,719)	–	(239,719)
Issue of share *(note 31)*	500,000	6,240,000	–	–	–	–	6,740,000	–	6,740,000
Share issue expenses *(note 31)*	–	(141,245)	–	–	–	–	(141,245)	–	(141,245)
Profit for the year	–	–	–	2,237,584	–	–	2,237,584	–	2,237,584
Exchange realignment	–	–	–	–	–	9,844	9,844	–	9,844
Proposed final 2007 dividend *(note 12)*	–	–	–	(539,438)	539,438	–	–	–	–
Transfer to statutory reserve funds	–	–	235,100	(235,100)	–	–	–	–	–
At 31 December 2007	4,495,320	8,074,565*	677,615*	3,428,226*	539,438	9,844*	17,225,008	–	17,225,008

* These reserve accounts comprise the consolidated reserves of RMB12,190,250,000 (2006: RMB4,385,505,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

YEAR ENDED 31 DECEMBER 2007

	Notes	2007 RMB'000	2006 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES	34	3,298,057	2,269,134
Cash generated from operations			
Taxes paid:			
Mainland China corporate income tax paid		(574,210)	(542,539)
Mainland China corporate income tax refund		272,309	175,991
Overseas income taxes paid		(22,273)	(32,901)
Net cash inflow from operating activities		2,973,883	1,869,685
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(3,128,404)	(1,785,547)
Purchase of available-for-sale financial assets		(708,628)	(300,000)
Sale of available-for-sale financial assets		176,298	224,992
Proceeds from disposal of items of property, plant and equipment		40,667	9,701
(Decrease)/increase in net balances with jointly-controlled entities		(9,502)	5,037
(Increase)/decrease in time deposits with orginal maturity of more than three months		(1,851,735)	165,538
Decrease/(increase) in pledged time deoposits		10,260	(21,373)
Interest received		46,466	27,856
Dividends received from jointly-controlled entities		83,781	80,188
Investment in jointly-controlled entities and a subsidiary		(13,282)	(164,698)
Net cash outflow from investing activities		(5,354,079)	(1,758,306)
Net cash (outflow)/inflow before financing activities		(2,380,196)	111,379

	Notes	2007 RMB'000	2006 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		6,740,000	–
Proceeds from issue of short term debentures		–	965,000
Proceeds from issue of long term bonds		1,500,000	–
Receipt of research and development subsidy		69,150	–
New long term bank loans		344,000	600,000
New short term bank loans		150,000	–
Repayment of short term loans/debentures		(1,150,000)	–
Settlements of balance due to the ultimate holding company		(200,000)	–
Share issue expenses		(141,245)	–
Bonds issue expenses		(20,354)	–
Dividends paid		(239,719)	(164,208)
Interest paid		(43,719)	(4,291)
Net cash inflow from financing activities		7,008,113	1,396,501
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,627,917	1,507,880
Cash and cash equivalents at begining of year		2,192,312	731,126
Effect of foreign exchange rate changes, net		(23,107)	(46,694)
CASH AND CASH EQUIVALENTS AT END OF YEAR		6,797,122	2,192,312
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and balances with banks and financial institutions	23	8,778,194	2,331,909
Less: Pledged time deposits for letter of credit facilities	23	(12,206)	(22,466)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED BALANCE SHEET	23	8,765,988	2,309,443
Less: Non-pledged time deposits at bank with original maturity of more than three months when acquired		(1,968,866)	(117,131)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED CASH FLOW STATEMENT		6,797,122	2,192,312

BALANCE SHEET
31 DECEMBER 2007

	Notes	**2007** *RMB'000*	**2006** *RMB'000*
NON-CURRENT ASSETS			
Property, plant and equipment	*14*	10,932,699	8,729,674
Intangible assets	*15*	52,122	–
Investments in subsidiaries	*16*	9,061	9,061
Interests in jointly-controlled entities	*17*	133,304	124,260
Total non-current assets		11,127,186	8,862,995
CURRENT ASSETS			
Inventories	*18*	409,224	291,059
Prepayments, deposits and other receivables		584,253	486,108
Accounts receivable	*19*	2,061,797	1,350,157
Due from the ultimate holding company	*20*	1,495	33,419
Due from other CNOOC group companies	*21*	4,363	9,808
Available-for-sale investments	*22*	607,338	75,008
Pledged time deposits	*23*	3,874	12,150
Cash and cash equivalents	*23*	8,331,564	1,988,495
Total current assets		12,003,908	4,246,204
CURRENT LIABILITIES			
Trade and other payables	*24*	2,010,620	1,763,407
Short term debentures	*25*	–	997,417
Salary and bonus payables	*26*	396,700	237,530
Tax payable		461,908	52,253
Current portion of long term bank loans	*28*	200,000	–
Due to the ultimate holding company	*20*	203,248	217,090
Due to other CNOOC group companies	*21*	23,914	25,297
Total current liabilities		3,296,390	3,292,994
NET CURRENT ASSETS		8,707,518	953,210
TOTAL ASSETS LESS CURRENT LIABILITIES		19,834,704	9,816,205

	Notes	**2007** *RMB'000*	**2006** *RMB'000*
NON-CURRENT LIABILITIES			
Deferred tax liabilities	*27*	235,569	348,756
Interest-bearing bank borrowings	*28*	744,000	600,000
Long term payable to the ultimate holding company	*29*	–	200,000
Long term bonds	*30*	1,500,000	–
Total non-current liabilities		2,479,569	1,148,756
Net assets		17,355,135	8,667,449
EQUITY			
Issued capital	*31*	4,495,320	3,995,320
Reserves	*32*	12,320,377	4,432,410
Proposed final dividend	*12*	539,438	239,719
Total equity		17,355,135	8,667,449

NOTES TO THE FINANCIAL STATEMENT OF 2007

31 December 2007

1. CORPORATE INFORMATION

China Oilfield Services Limited (the "Company") is a limited liability company incorporated in the People's Republic of China (the "PRC" or "Mainland China"). The registered office of the Company is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the PRC. As part of the reorganisation (the "Reorganisation") of China National Offshore Oil Corporation ("CNOOC") in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") in 2002, and pursuant to an approval document obtained from the relevant government authority dated 26 September 2002, the Company was restructured into a joint stock limited liability company.

During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the holding company and the ultimate holding company of the Company is CNOOC, which is a state-owned enterprise incorporated in the PRC.

2.1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. The results of the subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. An acquisition of minority interests is accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill, if any.

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements.

HKAS 1 Amendment	*Capital Disclosures*
HKFRS 7	*Financial Instruments: Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs or interpretations are as follows:

(a) HKAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 39 to the financial statements.

(b) HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(c) HK(IFRIC)-Int 8 *Scope of HKFRS 2* requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities based on a value of the Group's equity instruments are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has issued no equity instruments, the interpretation has had no effect on these financial statements.

(d) HK(IFRIC)-Int 9 requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group's existing policy of accounting for derivatives complies with the requirements of the interpretation, the interpretation has had no material impact on the financial position or results of the Group.

(e) The Group has adopted HK(IFRIC)-Int 10 as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity classified as available for sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3. IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 (Revised)	*Presentation of Financial Statements*
HKAS 23 (Revised)	*Borrowing Costs*
HKFRS 8	*Operating Segments*
HK(IFRIC)-Int 11	*HKFRS 2 – Group and Treasury Share Transactions*

HKAS 1 (Revised) requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements and disclose reclassification adjustments and income tax relating to each component of other comprehensive income. Dividends recognised as distributions to owners and related amounts per share are required to be presented in the statement of changes in equity or in the notes.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transaction, the interpretation is unlikely to have any financial impact on the Group.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and loses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future

economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Tankers and vessels	10 to 20 years
Drilling rigs	25 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 years
Land and buildings	20 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents drilling rigs, vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the consolidated income statement. The net fair value gain or loss recognised in the consolidated income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the consolidated income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Interests and dividends earned are reported as interest income and dividend income, respectively and are recognised in the consolidated income statement as "Interest income". Losses arising from the

impairment of such investments, if any, are recognized in the consolidated income statement as "Impairment losses on available-for-sale financial assets" and are transferred from the available-for-sale investment revaluation reserve.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investment carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale equity investment when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. In addition, the Group evaluates other factors, such as share price volatility. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loss and borrowings)

Financial liabilities including trade and other payables, an amount due to the ultimate holding company and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories primarily consist of materials and supplies used for the repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. The materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all conditions are complied with. When the grants related to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic to the costs that it is intended to compensate.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services have been performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognised based on

the percentage of completion. Provisions for future losses on turnkey contracts are recognised when they become apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipt through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) dividend income when the shareholders' right to receive payment has been established.

Share-based payment transactions

The Company operates a share appreciation rights plan (the "SAR Plan") for its senior officers. The purpose of the SAR Plan is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations.

The cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted (note 26). The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in the consolidated income statement.

Research and development costs

All research costs are charged to the consolidated income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Retirement benefits costs

The Group's employees in the Mainland China are required to participate in a central pension scheme operated by the local municipal governments. The Group is required to contribute 19% to 22% of its payroll costs to the central pension scheme. The contributions are charged to the consolidated income statement as they become payable in accordance with the rules of the central pension scheme.

Dividends

Final and/or interim dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

2.5. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about those assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in future.

The most significant judgements and estimates pertain to the determination of the estimated useful lives and impairment of property, plant and equipment and the provisions for doubtful debts and inventories obsolescence, as well as the judgement on the eligibility for the tax rate reduction as further described in note 10 to the financial statements. Actual amounts could differ from those estimates and assumptions.

The estimated useful life and impairment of property, plant and equipment

The estimated useful life of property, plant and equipment is based on the actual useful life of property, plant and property with similar characteristics and functions. If the useful life of these property, plant and equipment is less than previously estimated, the Group will accelerated the related depreciation or disposed of idle or obsolete property, plant and equipment. This requires management to use past experience in estimating the appropriate useful life.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell. This requires the management to make assumptions about the future cash flows and pre-tax discount rate and hence they are subject to uncertainty. As at 31 December 2007, none of the property, plant and equipment of the Group was assessed to be significantly impaired.

The impairment of accounts receivable and the provision for inventories obsolescence

The impairment of accounts receivable is determined by the management based on available objective evidence, e.g. it becoming probable that a debtor will enter bankruptcy or significant financial difficulty of a debtor. The Group bases on its accounting policy for inventories, determines the provision for inventories obsolescence required by comparing the cost and net realisable for obsolete or slow-moving items.

The impairment or provision amount is subject to management's assessment at each balance sheet dates, hence they are subject to uncertainty.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, sales of well chemical materials and well workovers;

(c) the marine support and transportation services segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures, the transportation of crude oil and refined products and the transportation of methanol or other petrochemical products; and

(d) the geophysical services segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

During the year, management decided that well workover services, which were reported in the drilling services segment in prior years, should be reported in the well services segment in order to provide more relevant segment information. As such, the prior years' numbers have been reclassified to confirm with the current year's classification. As a result of the reclassification, the revenues and segment results for the year ended 31 December 2006 of the well services segment have increased by approximately RMB455.9 million and RMB183.7 million respectively. The revenues and segment results for the year ended 31 December 2006 of the drilling services segment have decreased by approximately RMB455.9 million and RMB183.7 million respectively. There was no change in the Group's revenues or operating results.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following table presents revenue net of sales surtaxes, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2007:

	Drilling services	Well Services	Marine support and transportation services	Geophysical services	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
REVENUE					
Sales (including intersegment)	4,684,771	2,452,805	1,480,540	1,628,163	10,246,279
Less: Intersegment sales	(763,103)	(182,762)	(106,059)	(186,368)	(1,238,292)
Net sales to external customers	3,921,668	2,270,043	1,374,481	1,441,795	9,007,987
PROFIT FROM OPERATIONS					
Segment results	1,489,371	390,601	409,453	537,983	2,827,408
Exchange losses, net					(113,868)
Finance costs					(31,563)
Interest income					71,437
Share of profits of jointly-controlled entities					113,153
Profit before tax					2,866,567
Tax					(628,983)
Profit for the year					2,237,584
ASSETS					
Segment assets	6,795,301	2,833,746	3,141,987	1,520,118	14,291,152
Interests in jointly-controlled entities	36,103	273,338	154,521	29,098	493,060
Unallocated assets					8,304,773
Total assets					23,088,985
LIABILITIES					
Segment liabilities	1,048,207	720,512	328,934	383,663	2,481,316
Unallocated liabilities					3,382,661
Total liabilities					5,863,977
OTHER SEGMENT INFORMATION					
Capital expenditure	1,825,589*(i)*	651,430	411,941	576,524	3,465,484
Depreciation of property, plant and equipment and amortisation of intangible assets	514,371	194,344	199,691	133,675	1,042,081
(Reversal)/impairment of accounts receivable	(543)	(327)	(215)	3,357	2,272
Provision against inventories	1,603	966	635	651	3,855

(i) The balance included a capital contribution of US$1.74 million (approximately RMB13.3 million), which represented the cash portion of the investment in Atlantis Deepwater. Please refer to note 17(c) to the financial statements for details.

The following table presents revenue net of sales surtaxes, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2006:

	Drilling services RMB'000 (Restated)	Well Services RMB'000 (Restated)	Marine support and transportation services RMB'000	Geophysical services RMB'000	Total RMB'000
REVENUE					
Sales (including intersegment)	2,889,538	1,851,188	1,080,095	893,166	6,713,987
Less: Intersegment sales	(244,990)	(43,151)	(37,327)	(23,680)	(349,148)
Net sales to external customers	2,644,548	1,808,037	1,042,768	869,486	6,364,839
PROFIT FROM OPERATIONS					
Segment results	665,564	360,621	215,590	150,467	1,392,242
Exchange losses, net					(46,694)
Finance costs					(36,708)
Interest income					27,856
Share of profits of jointly-controlled entities					113,505
Profit before tax					1,450,201
Tax					(321,966)
Profit for the year					1,128,235
ASSETS					
Segment assets	5,192,274	1,468,481	2,674,394	892,978	10,228,127
Interests in jointly-controlled entities	–	418,550	–	14,946	433,496
Unallocated assets					2,468,547
Total assets					13,130,170
LIABILITIES					
Segment liabilities	815,906	123,931	455,120	76,106	1,471,063
Unallocated liabilities					3,040,563
Total liabilities					4,511,626
OTHER SEGMENT INFORMATION					
Capital expenditure	1,201,664	522,684	846,721	144,177	2,715,246
Depreciation of property, plant and equipment	391,087	181,286	210,708	117,163	900,244
Impairment of accounts receivable	840	117	116	83	1,156
Provision against inventories	469	282	204	147	1,102

(b) Geographical segments

The Group mainly engages in the provision of drilling services, well services, marine support and transportation services and geophysical services in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Mexico, and Myanmar.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets. No further analysis of geographical segment information is presented for revenues as over 81.7% of the Group's revenues are generated from customers in Mainland China, and revenues generated from customers in other locations are individually less than 10%.

The following table presents revenue information for the Group's geographical segments for the years ended 31 December 2007 and 2006.

Year ended 31 December 2007	Mainland China *RMB'000*	Others *RMB'000*	Total *RMB'000*
Segment revenue:			
Sales to external customers	7,363,011	1,644,976	9,007,987

Year ended 31 December 2006	Mainland China *RMB'000*	Others *RMB'000*	Total *RMB'000*
Segment revenue:			
Sales to external customers	5,260,851	1,103,988	6,364,839

4. REVENUE AND OTHER REVENUES

Revenue represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes.

Other revenues comprise the following:

	2007 *RMB'000*	2006 *RMB'000*
Gain on disposal of scrap materials	1,804	8,286
Insurance claims received	4,491	14,999
Government subsidies	31,150	5,179
Others	1,166	2,877
Total other revenues	38,611	31,341

5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	2007 *RMB'000*	2006 *RMB'000*
Auditors' remuneration:		
Audit	6,399	4,000
Non-audit	2,422	940
Employee compensation costs (including directors' remuneration *(note 7)*):		
Wages, salaries and bonuses	737,991	699,350
Social security costs	294,955	169,981
Retirement benefits contributions *(note 9)*	82,785	67,605
Share appreciation rights *(note 26)*	7,310	–
	1,123,041	936,936
Depreciation of property, plant and equipment and amortisation of intangible assets	1,042,081	900,244
Loss on disposal of property, plant and equipment, net	18,869	20,780
Lease payments under operating leases in respect of land and buildings, berths and equipment	365,706	313,431
Impairment of accounts receivable, net	2,272	1,156
Provision against inventories	3,855	1,102
Repair and maintenance costs	317,546	356,510
Research and development costs, included in	275,247	189,549
Depreciation of property, plant and equipment	13,731	6,105
Employee compensation costs	33,348	33,260
Consumption of supplies, materials, fuel, services and others	186,015	91,561
Other operating expenses	42,153	58,623

6. FINANCE COSTS

	Group	
	2007 *RMB'000*	2006 *RMB'000*
Interest on bank loans	45,095	12,062
Interest on short term debentures	2,583	32,417
Interest on long term bonds	42,000	–
Total interest	89,678	44,479
Less: Interest capitalised	(58,115)	(7,771)
	31,563	36,708

7. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Fees	1,280	1,290
Other emoluments:		
Basic salaries, allowances and benefits in kind	1,051	904
Bonuses	1,075	736
Share appreciation rights *(note 26)*	2,982	–
Pension scheme contributions	138	125
	5,246	1,765
	6,526	3,055

(a) Independent non-executive directors and a supervisor

The fees paid/payable to independent non-executive directors and an independent supervisor during the year are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Independent non-executive directors:		
Gordon C. K. Kwong	400	400
Andrew Y. Yan	400	400
Simon X. Jiang	400	400
	1,200	1,200
Independent supervisor:		
Zhang Dunjie	80	90
	1,280	1,290

There were no other emoluments payable to the independent non-executive directors and the independent supervisor during the year (2006: Nil).

(b) Executive directors, non-executive directors and supervisors

	Salaries, allowances and benefits in kind *RMB'000*	Bonuses *RMB'000*	Pension scheme contributions *RMB'000*	Share appreciation rights *RMB'000*	Total *RMB'000*
2007					
Executive directors:					
Yuan Guangyu	410	340	48	1,560	2,358
Li Yong	254	265	38	1,140	1,697
	664	605	86	2,700	4,055
Non-executive directors:					
Fu Chengyu	10	–	–	–	10
Wu Mengfei	10	–	–	–	10
	20	–	–	–	20
Supervisors:					
Zhang Benchun	9	–	–	–	9
Xiao Jianwen *(iv)*	12	–	–	–	12
Tang Daizhi *(v)*	99	191	19	282	591
Yang Jinghong *(vi)*	180	279	33	–	492
	300	470	52	282	1,104
Total	984	1,075	138	2,982	5,179
2006					
Executive directors:					
Yuan Guangyu	348	258	46	–	652
Li Yong *(i)*	191	197	34	–	422
Wu Mengfei *(ii)*	76	97	10	–	183
	615	552	90	–	1,257
Non-executive directors:					
Fu Chengyu	–	–	–	–	–
Wu Mengfei *(iii)*	29	–	–	–	29
	29	–	–	–	29
Supervisors:					
Zhang Benchun	24	–	–	–	24
Xiao Jianwen	24	–	–	–	24
Tang Daizhi	212	184	35	–	431
	260	184	35	–	479
Total	904	736	125	–	1,765

During the year, share appreciation rights were granted to certain executive directors and supervisors in respect of his services to the Group, further details of which are included in the disclosures in note 26 to the financial statements.

Notes:

(i) Appointed on 25 May 2006

(ii) Resigned on 1 April 2006

(iii) Appointed on 1 April 2006

(iv) Resigned on 4 June 2007

(v) Resigned on 25 July 2007

(vi) Elected on 26 July 2007

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year. There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2006: two) directors, details of whose remuneration are set out in note 7 to the financial statements. Details of the remuneration of the remaining three (2006: three) non-director, non-supervisor, highest paid employees for the year are as follows:

	Group	
	2007	**2006**
	RMB'000	*RMB'000*
Basic salaries, allowances and benefits in kind	3,620	6.528
Bonuses	1,362	1,324
Shares appreciation rights	4,980	–
Pension scheme contributions	334	87
	10.296	7,939

The number of non-director, non-supervisor, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2007	**2006**
Nil to RMB1,000,000	–	2
RMB1,000,001 to RMB1,500,000	–	–
RMB1,500,001 to RMB2,000,000	2	–
RMB2,000,001 to RMB3,000,000	–	–
RMB3,000,001 to RMB3,500,000	1	1
	3	3

During the year, share appreciation rights were granted to certain executive directors and supervisors in respect of his services to the Group, further details of which are included in the disclosures in note 26 to the financial statements.

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. RETIREMENT BENEFITS

All the Group's full-time employees in Mainland China are covered by a government-regulated pension scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group as at the time of the Reorganisation were entitled to the supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including the number of years of service and salary level on the date of retirement of the employee. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's existing employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such Supplementary Pension Benefits have not been recorded in the Group's financial statements for the year ended 31 December 2007 (2006: Nil).

The expenses attributed to the PRC government-regulated pension scheme are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
Contributions to the PRC government-regulated pension scheme *(note 5)*	82,785	67,605

At 31 December 2007, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2006: Nil).

10. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in the PRC are subject to corporate income tax at the rate of 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved and became effective on 1 January 2008. The regulations on the implementation of the New CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. The New CIT Law and the implementation regulations introduce a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the year ended 31 December 2007:

	Group *RMB'000*
Decrease in income tax expense	85,631
Decrease in deferred tax assets	13,122
Decrease in deferred tax liability	98,753

In addition, the new detailed Implementation Rules of the Corporate Income Tax Law (CITLIR) was approved on 28 November 2007 and is effective from 1 January 2008 onwards.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2006 was reduced from 33% to 15%. As a result, a tax refund of approximately RMB272 million relating to fiscal year 2006 has been recorded by the Company.

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 confirms that enterprises which had been recognised as advanced technology enterprise prior to 1 January 2008 should pay provisional CIT at the rate of 25% pending a re-recognition process under the New CIT Law, and the CITLIR sets out a framework of five conditions, which include a minimum proportion of sales of advanced technology services to total sales and minimum proportion of research and development expenses to total revenue under the PRC accounting principles, respectively. Detailed guideline and the related proportion are to be formulated by the Science and Technology Commission, the Ministry of Finance and the State Administration of Taxation ("SAT"), and hence, such tax rate reduction is still pending the completion of the re-recognition process.

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2007 cannot be ascertained, at the date of this report, management considers it is appropriate to use the rates of 33% and 25% to accrue for the income tax liability of the Company for the year ended 31 December 2007 and deferred tax liability, respectively.

The Company's drilling activities in Indonesia are mainly subject to a deemed profit withholding tax of 4.5% based on its gross service income generated from its drilling activities in Indonesia, and a further branch corporate income tax of 10% on the remaining deemed profit for the year. The Group's drilling activities in Australia are subject to income tax of 33% based on its taxable profit generated. The Group's drilling activities in Mexico are subject to an income tax rate of 28%. The Group's drilling activities in Myanmar are subject to income tax of 3% based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for tax is as follows:

	Group	
	2007 *RMB'000*	2006 *RMB'000*
Hong Kong profits tax	–	–
Overseas income taxes:		
Current income taxes	43,338	32,901
PRC corporate income taxes:		
Current income taxes	971,141	502,116
Tax refund as an advanced technology enterprise	(272,309)	(175,991)
Deferred income taxes *(note 27)*	(113,187)	(37,060)
Total tax charge for the year	628,983	321,966

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are as follows:

	2007		2006	
	RMB'000	%	*RMB'000*	%
Profit before tax	2,866,567		1,450,201	
Tax at the statutory tax rate of 33% (2006: 33%)	945,967	33.0	478,566	33.0
Profits and losses attributable to jointly-controlled entities	(28,704)	(1.0)	(38,813)	(2.7)
Tax refund as an advanced technology enterprise	(272,309)	(9.5)	(175,991)	(12.1)
Effect of different tax rates for overseas subsidiaries	70,003	2.4	62,418	4.3
Tax benefit for qualifying research and development expense	(10,346)	(0.4)	(8,851)	(0.6)
Change in PRC statutory tax rate	(85,631)	(3.0)	–	–
Expenses not deductible for tax and others	10,003	0.3	4,637	0.3
Total tax charge at the Group's effective rate	628,983	21.8	321,966	22.2

The share of tax attributable to jointly-controlled entities amounting to approximately RMB25,740,000 (2006: RMB29,652,000) is included in "Share of profits of jointly-controlled entities" on the face of the consolidated income statement.

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 includes a profit of approximately RMB2,327,298,000 (2006: RMB1,223,297,000) which has been dealt with in the financial statements of the Company (note 32(b)).

12. DIVIDENDS

	2007	2006
	RMB'000	*RMB'000*
Proposed final dividend – 12.00 Fen per ordinary share (2006: 6.00 Fen per ordinary share)	539,438	239,719

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to the reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations to the discretionary common reserve if approved by the shareholders. The discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the accounting principles generally accepted in PRC and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the net profit attributable to equity holders of the Company for the year ended 31 December 2007 of approximately RMB2,237,584,000 (2006: RMB1,128,010,000) and weighted average 4,128,196,712 shares (2006: 3,995,320,000 shares) in issue during the year.

There were no potentially diluting events for the years ended 31 December 2007 and 2006.

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Tankers and vessels RMB'000	Drilling rigs RMB'000	Machinery and equipment RMB'000	Motor vehicles RMB'000	Building RMB'000	Construction in progress RMB'000	Total RMB'000
31 December 2007							
At 31 December 2006 and at 1 January 2007:							
Cost	5,578,819	6,983,857	3,059,160	53,202	14,077	2,422,661	18,111,776
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,526,489)	(34,074)	(1,997)	–	(9,234,882)
Net carrying amount	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
At 1 January 2007, net of accumulated depreciation	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
Additions	50,294	91,930	302,273	12,176	–	2,937,974	3,394,647
Provided during the year	(233,228)	(362,400)	(435,151)	(3,893)	(1,977)	–	(1,036,649)
Disposals/write-offs	(724)	(9,398)	(64,472)	(734)	(41)	–	(75,369)
Transfers from/(to) construction in progress	423,293	(305,446)	1,514,913	3,468	25,026	(1,661,254)	–
Transfers to a jointly-controlled entity	–	–	–	–	–	(33,489)	(33,489)
Exchange realignment	–	–	(8,029)	–	–	–	(8,029)
At 31 December 2007, net of accumulated depreciation	2,543,451	2,001,224	2,842,205	30,145	35,088	3,665,892	11,118,005
At 31 December 2007							
Cost	6,022,002	6,695,650	4,673,385	62,185	38,882	3,665,892	21,157,996
Accumulated depreciation	(3,478,551)	(4,694,426)	(1,823,151)	(32,040)	(3,794)	–	(10,031,962)
Exchange realignment	–	–	(8,029)	–	–	–	(8,029)
Net carrying amount	2,543,451	2,001,224	2,842,205	30,145	35,088	3,665,892	11,118,005

	Tankers and vessels	Drilling rigs	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
31 December 2006							
At 31 December 2005 and at 1 January 2006:							
Cost	5,546,533	5,782,080	2,561,085	50,171	12,739	1,692,734	15,645,342
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,228,735)	(25,914)	(538)	–	(8,387,095)
Net carrying amount	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
Additions	26,692	–	235,393	4,534	–	2,281,439	2,548,058
Acquisition of a subsidiary	–	–	328	153	559	274	1,314
Depreciation provided during the year	(248,485)	(291,929)	(349,228)	(9,628)	(974)	–	(900,244)
Disposals/write-offs	(891)	–	(29,402)	(188)	–	–	(30,481)
Transfers from construction in progress	6,485	1,201,777	343,230	–	294	(1,551,786)	–
At 31 December 2006, net of accumulated depreciation	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
At 31 December 2006:							
Cost	5,578,819	6,983,857	3,059,160	53,202	14,077	2,422,661	18,111,776
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,526,489)	(34,074)	(1,997)	–	(9,234,882)
Net carrying amount	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894

During the year, the Group completed the title re-registration procedures of a drilling rig, which due to the drilling rig's operation in Indonesia, were outstanding since the Reorganisation in 2002. Upon completion of the re-registration procedures, the Group has obtained the relevant title certificate.

Company

	Tankers and vessels *RMB'000*	Drilling rigs *RMB'000*	Machinery and equipment *RMB'000*	Motor vehicles *RMB'000*	Building *RMB'000*	Construction in progress *RMB'000*	Total *RMB'000*
31 December 2007							
At 31 December 2006 and at 1 January 2007:							
Cost	5,552,149	6,983,855	2,915,516	52,827	12,739	2,421,479	17,938,565
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,501,476)	(33,641)	(1,452)	–	(9,208,891)
Net carrying amount	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
At 1 January 2007, net of accumulated depreciation	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
Additions	–	91,933	278,168	10,829	–	2,935,870	3,316,800
Provided during the year	(224,947)	(362,400)	(419,393)	(3,606)	(1,876)	–	(1,012,222)
Disposals/write-offs	(723)	(9,399)	(57,173)	(728)	(41)	(33,489)	(101,553)
Transfers from/(to) construction in progress	423,232	(305,446)	1,514,272	3,468	22,480	(1,658,006)	–
At 31 December 2007, net of accumulated depreciation	2,474,708	2,001,224	2,729,914	29,149	31,850	3,665,854	10,932,699
At 31 December 2007, net of accumulated depreciation							
Cost	5,944,977	6,695,650	4,504,987	60,525	34,997	3,665,854	20,906,990
Accumulated depreciation	(3,470,269)	(4,694,426)	(1,775,073)	(31,376)	(3,147)	–	(9,974,291)
Net carrying amount	2,474,708	2,001,224	2,729,914	29,149	31,850	3,665,854	10,932,699

	Tankers and vessels *RMB'000*	Drilling rigs *RMB'000*	Machinery and equipment *RMB'000*	Motor vehicles *RMB'000*	Building *RMB'000*	Construction in progress *RMB'000*	Total *RMB'000*
31 December 2006							
At 31 December 2005 and at 1 January 2006:							
Cost	5,546,533	5,782,080	2,447,142	50,171	12,739	1,692,734	15,531,399
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,223,268)	(25,914)	(538)	–	(8,381,628)
Net carrying amount	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
Additions	22	–	206,797	4,535	–	2,280,236	2,491,590
Depreciation provided during the year	(248,485)	(291,929)	(330,641)	(9,418)	(914)	–	(881,387)
Disposals/write-offs	(891)	–	(29,221)	(188)	–	–	(30,300)
Transfers from construction in progress	6,485	1,201,775	343,231	–	–	(1,551,491)	–
At 31 December 2006, net of accumulated depreciation	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
At 31 December 2006:							
Cost	5,552,149	6,983,855	2,915,516	52,827	12,739	2,421,479	17,938,565
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,501,476)	(33,641)	(1,452)	–	(9,208,891)
Net carrying amount	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674

15. INTANGIBLE ASSETS

The intangible assets of the Group and the Company mainly consisted of well testing software, electric circuit design programmes, and oil reserves testing software. The software is amortised over 3 to 5 years on a straight-line basis. During the year, the new software additions and the related amortisation are approximately RMB57.5 million and RMB5.43 million, respectively.

16. INVESTMENTS IN SUBSIDIARIES

	Company 2007 *RMB'000*	2006 *RMB'000*
Unlisted shares, at cost	9,061	9,061

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ registration and operations	Nominal value of issued and paid-up capital	Percentage of equity directly attributable to the Group		Principal activities
			Direct	Indirect	
COSL America Inc.	United States of America 2 November 1994	US$100,000	100	–	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	US$1	100	–	Investment holding
COSL (Labuan) Company Limited	Malaysia 11 April 2003	US$1	–	100	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	US$1	–	100	Investment holding
COSL Chemicals (Tianjin), Ltd. (formerly known as Tianjin Jinlong Petro-Chemical Company Ltd.)	Tianjin, PRC 7 September 1993	RMB4,639,326	100	–	Provision of drilling fluids services
COSL (Australia) Pty Ltd.	Australia 11 January 2006	A$10,000	–	100	Provision of drilling services in Australia

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinions of the directors, results in particulars of excessive length.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investments, at cost	–	–	129,330	125,873
Share of net assets	485,171	435,109	–	–
Due from jointly-controlled entities	7,985	1,628	4,070	1,628
Due to jointly-controlled entities	(96)	(3,241)	(96)	(3,241)
	493,060	433,496	133,304	124,260

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and due to jointly-controlled entities approximate to their fair values.

Particulars of the principal jointly-controlled entities are as follows:

Name	Nominal value of issued and paid up capital	Place and date of Incorporation/ registration and operations	Percentage of Ownership interest	Percentage of Profit sharing	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	USD6,650,000	Tianjin, PRC 30 November 1983	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	RMB4,640,000	Shenzhen, PRC 25 October 1984	60*(b)*	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	USD2,000,000	Tianjin, PRC 14 April 1993	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	USD2,000,000	Shenzhen, PRC 10 May 1984	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	USD1,720,790	Shenzhen, PRC 24 August 1983	50	50	Provision of geophysical services
Eastern Marine Services Ltd. ("Eastern Marine")	HKD1,000,000	Hong Kong 10 March 2006	51*(b)*	51	Marine transportation services
PT Tritunggal Sinergy ("PTTS")	USD700,000	Indonesia 30 December 2004	55*(b)*	55	Provision of oilfield repair services
COSL-Expro Testing Services (Tianjin) Company Ltd. ("COSL-Expro")	USD5,000,000	Tianjin, PRC 28 February 2007	50*(a)*	50	Provision of well testing services
Atlantis Deepwater Orient Ltd. ("Atlantis Deepwater")	HKD1,000	Hong Kong 28 August 2006	50*(c)*	50	Provision of artificial buoyant seabed unit services

All of the above investments in jointly-controlled entities are directly held by the Company except for Eastern Marine, PTTS and Atlantis Deepwater, which are indirectly held through China Oilfield Services (BVI) Limited.

(a) COSL-Expro was spun off from China-France on 6 February 2007.

(b) In the opinion of the directors, the Company does not have control over Magcobar's, PTTS's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar, PTTS and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar, PTTS and Eastern Marine have been dealt with in the Group's consolidated financial statements using the equity accounting method.

(c) Atlantis Deepwater was established by Atlantis Deepwater Technology Holding AS to provide artificial buoyant seabed ("ABS") units and other associated services. On 8 June 2007, Atlantis Deepwater became a jointly-controlled entity of the Group, when the Group contributed

US$6.27 million (equivalent to RMB46.77 million, including RMB13.28 million cash paid and RMB33.49 million of transfer of property, plant and equipment) in return for a 50% equity interest in Atlantis Deepwater.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2007	2006
	RMB'000	*RMB'000*
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	397,844	272,665
Non-current assets	251,146	235,374
Current liabilities	(163,819)	(72,930)
Net assets	485,171	435,109
Share of the jointly-controlled entities' results:		
Revenue	523,153	452,992
Other income	1,109	4,391
Total expenses	(375,951)	(314,226)
Tax	(35,158)	(29,652)
Share of profits of jointly-controlled entities	113,153	113,505

18. INVENTORIES

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Gross inventory	429,607	301,146	421,065	299,045
Less: Provisions	(11,841)	(7,986)	(11,841)	(7,986)
	417,766	293,160	409,224	291,059

Inventories consist of materials and supplies.

19. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices. The Group's accounts receivable relate to a large number of diversified customers. Other than the accounts receivable related to the CNOOC Group and the CNOOC Limited Group as disclosed below, there is no significant concentration of credit risk of the Group's accounts receivables. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable based on the invoiced date as at the balance sheet date is as follows:

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Outstanding balances aged:				
Within one year	1,401,956	976,219	2,060,841	1,347,377
One to two years	7,323	11,246	1,438	3,146
Two to three years	–	826	–	826
Over three years	2,550	1,453	858	1,453
	1,411,829	989,744	2,063,137	1,352,802
Less: Provision for impairment of accounts receivable	(4,798)	(2,645)	(1,340)	(2,645)
	1,407,031	987,099	2,061,797	1,350,157

The movements in provision for impairment of accounts receivables are as follows:

	Group	
	2007	2006
	RMB'000	*RMB'000*
At 1 January	2,645	1,489
Impairment losses recognised	4,059	1,225
Amount written off as uncollectible	–	–
Impairment losses reversed	(1,787)	(69)
Exchange realignment	(119)	–
At 31 December	4,798	2,645

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of RMB4,797,726 (2006: RMB2,645,401) with a carrying amount of RMB9,872,602 (2006: RMB16,942,334). The individually impaired accounts receivable relate to a customer that were in financial difficulties and only a portion of the receivable is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

As at 31 December 2006 and 2007, the Group does not have any significant accounts receivable past due but not impaired. Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), which arose from the ordinary course of business are repayable on similar credit terms to those offered to independent third party customers:

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Due from CNOOC Limited Group	822,816	458,923	732,457	410,428
Due from CNOOC Group	102,371	27,646	102,371	27,318
	925,187	486,569	834,828	437,746

Included in the Company's accounts receivable at 31 December 2007 was an amount due from its subsidiaries of RMB903,829,049 (2006: RMB548,047,821) which is unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

20. DUE FROM/TO THE ULTIMATE HOLDING COMPANY

Except for the current portion of long term payable of RMB200 million due to CNOOC as disclosed in note 29 to the financial statements, the balances with CNOOC at 31 December 2007 under current assets and liabilities of the Group are unsecured, interest-free and have no fixed repayment terms.

21. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December 2007 are unsecured, interest-free and have no fixed terms of repayment.

22. AVAILABLE-FOR-SALE INVESTMENTS

	Group and Company	
	2007	2006
	RMB'000	*RMB'000*
Unlisted investments, at fair value:		
Mainland China	607,338	75,008

The fair values of unlisted investments are based on the prices quoted by fund managers. The directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

23. CASH AND CASH EQUIVALENTS AND PLEDGED TIME DEPOSITS

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and balances with banks	1,445,733	1,245,496	1,011,309	924,548
Deposit with CNOOC Finance Corporation Ltd. ("CNOOC Finance")	105	104	105	104
Placements with other financial institutions with original maturity of three months or less	–	202,200	–	202,200
Time deposits at banks	7,332,356	884,109	7,324,024	873,793
Cash and balances with banks and financial institutions	8,778,194	2,331,909	8,335,438	2,000,645
Less: Pledged time deposits for letters of credit facilities	(12,206)	(22,466)	(3,874)	(12,150)
Cash and cash equivalents	8,765,988	2,309,443	8,331,564	1,988,495

At the balance sheet date, the cash and bank balances and time deposits at banks of the Group denominated in RMB amounted to approximately RMB7,761,195,000 (2006:RMB1,259,157,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

As at 31 December 2007, included in the time deposits at banks of the Group were non-pledged time deposits with original maturity of more than three months when acquired of approximately RMB1,968,866,000 (2006: RMB117,131,000).

Cash at banks earns interest at floating rates based on daily bank deposit rates. The placements with financial institutions earn interest at fixed rates and are made for a period of less than three months. The carrying amounts of the placements with financial institutions approximate to their fair value. Time deposits are made for a period of three months according to the immediate cash requirements of the Group, and earn interest at the respective time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

24. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

	Group		Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Outstanding balances aged:				
Within one year	2,030,967	1,817,032	1,935,636	1,750,103
One to two years	45,628	7,219	59,401	6,747
Two to three years	4,608	771	3,655	771
Over three years	5,895	5,786	11,928	5,786
	2,087,098	1,830,808	2,010,620	1,763,407

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years. As at 31 December 2007, included in the trade and other payables was a balance of research and development subsidy approximately RMB58.72 million.

25. SHORT TERM DEBENTURES

In February 2006, the Group issued short term debentures with total a face value of RMB1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures were unsecured and had a term of one year. The coupon interest rate for the short term debentures was 3.1% per annum, and the interest was paid upfront. The balance as at 31 December 2006 was RMB997,417,000, including interest accrued from the issue date to 31 December 2006.

The debentures were repaid in full in February 2007.

26. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officers (the "SAR Plan") was approved by the shareholders in an extraordinary general meeting. A total of five million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executive officer (general manager), three executive vice general managers, and three other non-executive vice general managers. The share appreciation rights will become vested upon completion of two years service period, and the senior officers can exercise their rights in four equal batches, beginning year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentage:

1) between HK$0.99 and HK$1.50, at 50%;

2) between HK$1.51 and HK$2.00, at 30%;

3) between HK$2.01 and HK$3.00, at 20%; and

4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

The fair value of the share appreciation rights granted as at 31 December 2007 was measured at HK$3.19 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 42.03% and a risk-free interest rate of 4.41%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of the share appreciation rights liability amounted to approximately RMB7.3 million for the year ended 31 December 2007, and was recorded in salary and bonus payables and general and administrative expenses:

		Shares granted RMB'000	At 1 January 2007 RMB'000	Addition RMB'000	Decrease RMB'000	At 31 December 2007 RMB'000
Chief Executive Officer	Yuan Guangyu	964,200	–	1,560	–	1,560
Executive Vice President	Li Yong	704,300	–	1,140	–	1,140
Executive Vice President	Zhong Hua	704,300	–	1,140	–	1,140
Executive Vice President	Chen Weidong	704,300	–	1,140	–	1,140
Vice President	Li Xunke	656,900	–	1,063	–	1,063
Supervisor	Tang Daizhi*	656,900	–	282	–	282
Vice President	Xu Xiongfei	609,100	–	985	–	985
		5,000,000	–	7,310	–	7,310

* During the year, Mr. Tang Daizhi was resigned as a supervisor of the Company and joined CNOOC. According to the terms of the SAR Plan, he was entitled to his benefits up to the date of his resignation.

The assumptions on which the valuation model is based represent the subjective estimation of the directors.

27. DEFERRED TAX LIABILITIES

The movements of deferred tax liabilities during the year are as follows:

	Group and Company 2007 RMB'000	2006 RMB'000
Balance at beginning of the year	348,756	385,816
Credited to the consolidated income statement during the year *(note 10)*	(113,187)	(37,060)
Balance at end of year	235,569	348,756

The principal components of the provision for deferred tax are as follows:

	Deferred tax asset	Deferred tax liabilities		
	Provision for staff bonus	Accelerated depreciation	Revaluation surplus on Reorganisation	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	(96,155)	230,544	251,427	385,816
Recognised in income statement	(15,413)	18,052	(39,699)	(37,060)
Balance at 31 December 2006	(111,568)	248,596	211,728	348,756
Movement during the year	(12,655)	24,798	(39,699)	(27,556)
Change in PRC statutory tax rate	13,122	(57,049)	(41,704)	(85,631)
Recognised in income statement	467	(32,251)	(81,403)	(113,187)
Balance at 31 December 2007	(111,101)	216,345	130,325	235,569

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries or jointly-controlled entities as the Group has no liability to additional tax should such amounts be remitted.

28. INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a RMB denominated bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amounted to RMB944 million of which RMB600 million was utilised as at 31 December 2006. In February 2007, the Group fully utilised the total facilities by drawing down the remaining RMB344 million.

The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by the People's Bank of China subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by instalments as follows: RMB200 million on every 30 June from 2008 to 2011, RMB100 million on 30 June 2012, and RMB44 million on 30 June 2013.

	Group and Company	
	2007	2006
	RMB'000	*RMB'000*
Bank borrowings repayable:		
Within one year, inclusive	200,000	–
In the second to fifth years, inclusive	400,000	600,000
In the sixth to eighth years, inclusive	344,000	–
	944,000	600,000

As at 31 December 2007, the estimated fair value of the long term bank loans using the effective interest rate totalled approximately RMB944.3 million (2006: RMB600 million), which was the present value of the loans' future cash flows discounted by the prevailing market interest rates quoted by the People's Bank of China.

29. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	Group and Company	
	2007	2006
	RMB'000	*RMB'000*
Amounts payable:		
Within one year	200,000	200,000
In the second year	–	200,000
	200,000	400,000
Portion classified as current liabilities *(note 20)*	(200,000)	(200,000)
Long term portion	–	200,000

The long term payable to CNOOC is unsecured, interest-free and is repayable over three years on an annual equal instalment basis commencing on 1 May 2005. The Company settled RMB200,000,000 in the current year, with RMB 200,000,000 to be settled before 30 April 2008.

30. LONG TERM BONDS

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the redemption or maturity date is 14 May 2022.

31. ISSUED CAPITAL

	2007	2006
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
2,460,468,000 state-owned shares of RMB1.00 each	2,460,468	2,460,468
1,534,852,000 H shares of RMB1.00 each	1,534,852	1,534,852
500,000,000 A shares of RMB1.00 each	500,000	–
	4,495,320	3,995,320

In September 2007, the Company issued 500,000,000 new A shares, with a nominal value of RMB1.00 each, to the public at an issue price of RMB13.48 per share, and such A shares were listed on the Shanghai Stock Exchange ("SSE") on 28 September 2007. After deducting the share issue expenses of approximately RMB141 million, the Company raised net proceeds of approximately RMB6,599 million. The excess of the net proceeds over the paid-up capital of RMB500 million, amounting to approximately RMB6,099 million, was credited to capital reserves.

The A shares rank *pari passu*, in all material respects, with the state-owned shares and H shares of the Company.

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

	Number of shares in issue '000	Registered, issued and fully paid share capital RMB'000
At 1 January 2006 and 31 December 2006	3,995,320	3,995,320
At 1 January 2007	3,995,320	3,995,320
Issue of new ordinary shares, A shares	500,000	500,000
At 31 December 2007	4,495,320	4,495,320

The Company does not have any share option scheme but has a share appreciation rights plan for senior officers (note 26).

32. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page 5 of the financial statements.

(b) Company

	Notes	Capital reserves RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Cumulative translation reserve RMB'000	Total RMB'000
Balance at 1 January 2006		1,975,810	329,714	1,143,308	–	3,448,832
Profit for the year		–	–	1,223,297	–	1,223,297
Proposed final 2006 dividend	12	–	–	(239,719)	–	(239,719)
Transfer to statutory reserve funds	(i)	–	112,801	(112,801)	–	–
At 31 December 2006		1,975,810	442,515	2,014,085	–	4,432,410
Balance at 1 January 2007		1,975,810	442,515	2,014,085	–	4,432,410
Issue of shares	31	6,240,000	–	–	–	6,240,000
Share issue expenses	31	(141,245)	–	–	–	(141,245)
Profit for the year		–	–	2,327,298	–	2,327,298
Exchange realignment		–	–	–	1,352	1,352
Proposed final 2007 dividend	12	–	–	(539,438)	–	(539,438)
Transfer to statutory reserve funds	(i)	–	235,100	(235,100)	–	–
At 31 December 2007		8,074,565	677,615	3,566,845	1,352	12,320,377

Note:

(i) As detailed in note 12 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund. The Company transferred 10% of after-tax profit to the statutory common reserve fund in 2007.

As at 31 December 2007, in accordance with the PRC Company Law, an amount of approximately RMB8.075 million (2006: RMB1.976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB678 million (2006: RMB443 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB3,567 million (2006: RMB2,014 million) available for distribution as dividend. Save as the aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December 2007.

The retained profits of the Company determined under the relevant PRC accounting standards and financial regulations amounted to approximately RMB4,274 million as of 31 December 2007.

33. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to five years.

At 31 December 2007, the Group had following minimum lease payments under non-cancellable operating leases falling due as follows:

	Group and Company	
	2007	**2006**
	RMB'000	*RMB'000*
Within one year	64,939	80,834
In the second year to fifth years, inclusive	204,675	295,295
After five years	–	–
	269,614	376,129

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a) Reconciliation of profit before tax to cash generated from operations

	2007 *RMB'000*	2006 *RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	2,866,567	1,450,201
Adjustments for:		
Financial costs	31,563	36,708
Interest income	(71,437)	(27,856)
Share of profits of jointly-controlled entities	(113,153)	(113,505)
Exchange losses, net	113,868	46,694
Loss on disposal of items of property, plant and equipment	18,868	20,780
Depreciation of property, plant and equipment and amortisation of intangible assets	1,042,081	900,244
Impairment of accounts receivable	2,272	1,156
Provision against inventories	3,855	1,102
	3,894,484	2,315,524
Increase in inventories	(128,460)	(64,478)
Increase in accounts receivable	(510,888)	(278,802)
Decrease/(increase) in net balances with the ultimate holding company and other CNOOC group companies	29,870	(1,935)
(Increase)/decrease in prepayments, deposits and other receivables	(93,025)	127,124
(Decrease)/increase in trade and other payables, net of payables for property, plant and equipment purchases	(53,739)	140,870
Increase in salary and bonus payables	159,815	30,831
Cash generated from operations	3,298,057	2,269,134

b) Major non-cash transaction

During the year, the Group has invested RMB46.77 million in a jointly-controlled entity, of which, RMB33.49 million (2006: nil) represented transfer of property, plant and equipment (note 17(c)).

35. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for construction and purchases of property, plant and equipment at the balance sheet date:

	Group and Company	
	2007	2006
	RMB'000	*RMB'000*
Contracted, but not provided for	4,593,536	2,083,149
Authorised, but not contracted for	6,103,395	5,285,537
	10,696,931	7,368,686

36. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

37. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company, or exercise significant influence on the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has extensive transactions and relationships with the members of CNOOC. The transactions were made on terms agreed among the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) the Group's jointly-controlled entities.

	2007	2006
	RMB'000	*RMB'000*
A. Included in revenue – revenue earned from provision of services to the following related parties:		
a. The CNOOC Limited Group		
Provision of drilling services	2,568,662	1,786,019
Provision of well services	1,797,711	1,107,180
Provision of marine support and transportation services	979,403	699,921
Provision of geophysical services	484,806	531,059
	5,830,582	4,124,179
b. The CNOOC Group		
Provision of drilling services	6,063	9,624
Provision of well services	4,342	526
Provision of marine support and transportation services	193,487	147,083
Provision of geophysical services	158,061	63,887
	361,953	221,120

	2007	2006
	RMB'000	*RMB'000*
c. Jointly-controlled entities		
Provision of drilling services	5,262	204
Provision of well services	11,218	4,745
Provision of marine support and transportation services	2,848	54
	19,328	5,003
B. Included in operating expenses for services provided by the CNOOC Group:		
Labour services	16,994	10,463
Materials, utilities and other ancillary services	236,588	192,586
Transportation services	8,062	5,244
Leasing of office, warehouses and berths	65,751	47,651
Repair and maintenance services	24,530	12,332
Management services	6,923	15,449
	358,848	283,725
C. Included in interest income/expenses		
CNOOC Finance		
Interest income	1	1
Interest expenses	780	–
D. Loans drawn down and repaid during the year:		
CNOOC Finance	150,000	–
E. Deposits:		
Deposits placed with CNOOC Finance as at year end	105	104

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern the employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the leasing of properties and various other commercial arrangements.

During the year, all pension scheme payments relating to the Supplementary Pension Benefits of approximately RMB38 million (2006: RMB36 million) were borne by CNOOC (note 9).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at nil consideration. The Company entered into various property lease agreements in September 2002 with the CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. These leases have been renewed annually on terms based upon corresponding market prices.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

Details of the compensation of key management personnel of the Group are disclosed in note 8 to the financial statements.

F. Transactions with other state-owned enterprises in the PRC

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively the "State-owned Enterprises"). During the year ended 31 December 2007, the Group had transactions with the State-owned Enterprises including, but not limited to, the rendering of services and purchases of raw materials. The directors consider that transactions with such other State-owned Enterprises are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and such other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

38. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Financial assets

	Group					
	2007			2006		
	Loans and receivables	Available-for-sales financial assets	Total	Loans and receivables	Available-for-sales financial assets	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Interest in jointly-controlled entities *(note 17)*	7,985	–	7,985	1,628	–	1,628
Available-for-sale investments *(note 22)*	–	607,338	607,338	–	75,008	75,008
Accounts receivable *(note 19)*	1,407,031	–	1,407,031	987,099	–	987,099
Financial assets included in deposits and other receivables	160,970	–	160,970	47,054	–	47,054
Pledged deposits *(note 23)*	12,206	–	12,206	22,466	–	22,466
Cash and cash equivalents *(note 23)*	8,765,988	–	8,765,988	2,309,443	–	2,309,443
Due from the ultimate holding company *(note 20)*	1,495	–	1,495	33,419	–	33,419
Due from other CNOOC group companies *(note 21)*	4,363	–	4,363	17,455	–	17,455
Total	10,360,038	607,338	10,967,376	3,418,564	75,008	3,493,572

Financial liabilities

	2007 Financial liabilities at amortised cost *RMB'000*	2006 Financial liabilities at amortised cost *RMB'000*
Interest in jointly-controlled entities *(note 17)*	96	3,241
Trade and other payables *(note 24)*	2,087,098	1,830,808
Salary and bonus payables	397,451	237,636
Long term bonds *(note 30)*	1,500,000	–
Short term debentures *(note 25)*	–	997,417
Interest-bearing bank and other borrowings *(note 28)*	944,000	600,000
Due to the ultimate holding company *(note 20)*	203,248	217,090
Long term payable to the ultimate holding company *(note 29)*	–	200,000
Due to other CNOOC group companies *(note 21)*	24,465	25,769
Total	5,156,358	4,111,961

Financial assets

	Company					
	2007			2006		
	Loans and receivables *RMB'000*	Available-for-sales financial assets *RMB'000*	Total *RMB'000*	Loans and receivables *RMB'000*	Available-for-sales financial assets *RMB'000*	Total *RMB'000*
Interest in jointly-controlled Entities *(note 17)*	4,070	–	4,070	1,628	–	1,628
Available-for-sale investments *(note 22)*	–	607,338	607,338	–	75,008	75,008
Accounts receivable *(note 19)*	2,061,797	–	2,061,797	1,350,157	–	1,350,157
Prepayments, deposits and other receivables	538,301	–	538,301	453,585	–	453,585
Pledged deposits *(note 23)*	3,874	–	3,874	12,150	–	12,150
Cash and cash equivalents *(note 23)*	8,331,564	–	8,331,564	1,988,495	–	1,988,495
Due from the ultimate holding company *(note 20)*	1,495	–	1,495	33,419	–	33,419
Due from other CNOOC group companies *(note 21)*	4,363	–	4,363	9,808	–	9,808
Total	10,945,464	607,338	11,552,802	3,849,242	75,008	3,924,250

Financial liabilities

	2007 Financial liabilities at amortised cost *RMB'000*	2006 Financial liabilities at amortised cost *RMB'000*
Interest in jointly-controlled entities *(note 17)*	96	3,241
Trade and other payables *(note 24)*	2,010,620	1,763,407
Salary and bonus payables	396,700	237,530
Long term bonds *(note 30)*	1,500,000	–
Short term debentures *(note 25)*	–	997,417
Interest-bearing bank and other borrowings *(note 28)*	944,000	600,000
Due to the ultimate holding company *(note 20)*	203,248	217,090
Due to other CNOOC group companies *(note 21)*	23,914	25,297
Long term payable to the ultimate holding company *(note 29)*	–	200,000
Total	5,078,578	4,043,982

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise related party loans, short term debentures, long term bank loans, cash and short term deposits, placements with other financial institutions and available-for-sale investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, interest risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations are in Mainland China, the Group's revenue and expenses are mainly denominated in the RMB and over 80% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore not expected to be significant and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

The management has assessed the Group's exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rates of US dollars, to which the Group is mainly exposed to as at 31 December 2006 and 2007. Based on the management's assessment, a reasonably possible change in foreign exchange rate of US dollars of 5 percent is used, and assuming that had the change in foreign currency rates had occurred at 31 December, the exposures of the Group's results of operations, monetary assets and liabilities to foreign exchange risk were not material.

Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risk. Management does not anticipated any significant impact resulting from the changes in interest rates because the total floating rate interest expenses were immaterial to the Group's profit for the year.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and available-for-sale investments, arises from the default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group manages this credit risk by only dealing with reputable financial institutions.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector.

No other financial assets carry a significant exposure to credit risk.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., account receivables) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through long term bonds and interest-bearing loans. 57% of the Group's debts would mature in less than one year as at 31 December 2007 (2006: 74%) based on the carrying value of borrowings reflected in the financial statements.

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is net debt divided by the total capital plus net debt. Net debt includes interest-bearing bank and other borrowings, long term bonds, an amount due to the ultimate holding company and other CNOOC group companies, trade and other payables, less cash and cash equivalents. Capital represents equity attributable to equity holders of the company. The gearing ratios as at the balance sheet dates were as follows:

Group	2007 *RMB'000*	2006 *RMB'000*
Interest-bearing bank and other borrowings *(note 28)*	944,000	600,000
Trade and other payable *(note 24)*	2,087,098	1,830,808
Long term bonds *(note 30)*	1,500,000	–
Due to the ultimate holding company *(note 20)*	203,248	217,090
Due to other CNOOC group companies *(note 21)*	24,465	25,769
Long term payable to the ultimate holding company *(note 29)*	–	200,000
Less: Cash and cash equivalents *(note 23)*	(8,765,988)	(2,309,443)
Net (fund)/debt	(4,007,177)	564,224
Equity attributable to equity holders of the company	17,225,008	8,618,544
Total Capital	17,225,008	8,618,544
Capital and net (fund)/debt	13,217,831	9,182,768
Gearing ratio	N/A	6%

40. SUBSEQUENT EVENTS

As at the date of this report, there were no material subsequent events for the Group.

41. COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform with the current year's presentation. Due to the adoption of the new and revised HKFRSs during the current year, certain comparative amounts were disclosed for the first time in 2007.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 March 2008.

(C) STATEMENT OF ASSETS AND LIABILITIES

The following is the statement of assets and liabilities of the Group for the twelve months ended 31 December 2007 extracted from the Company's annual report for the year ended 31 December 2007.

	2007
	RMB'000
NON-CURRENT ASSETS	
Property, plant and equipment	11,118,005
Intangible assets	52,122
Interests in jointly-controlled entities	493,060
Total non-current assets	11,663,187
CURRENT ASSETS	
Inventories	417,766
Prepayments, deposits and other receivables	209,611
Accounts receivable	1,407,031
Due from the ultimate holding company	1,495
Due from other CNOOC group companies	4,363
Available-for-sale investments	607,338
Pledged time deposits	12,206
Cash and cash equivalents	8,765,988
Total current assets	11,425,798
CURRENT LIABILITIES	
Trade and other payables	2,087,098
Short term debentures	–
Salary and bonus payables	397,451
Tax payable	472,146
Current portion of long term bank loans	200,000
Due to the ultimate holding company	203,248
Due to other CNOOC group companies	24,465
Total current liabilities	3,384,408
NET CURRENT ASSETS	8,041,390
TOTAL ASSETS LESS CURRENT LIABILITIES	19,704,577
NON-CURRENT LIABILITIES	
Deferred tax liabilities	235,569
Interest-bearing bank borrowings	744,000
Long term payable to the ultimate holding company	–
Long term bonds	1,500,000
Total non-current liabilities	2,479,569
Net assets	17,225,008
EQUITY	
Equity attributable to equity holders of the Company	
Issued capital	4,495,320
Reserves	12,190,250
Proposed final dividend	539,438
Total equity	17,225,008

(D) STATEMENT OF INDEBTEDNESS

As at 31 May 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the following outstanding borrowings:

	Group 31 May 2008 *RMB'000*
Long term bonds (1)	1,500,000
Current portion of long term bank loans (2)	200,000
Long term bank borrowings (2)	944,000
Less: Portion classified as current liabilities	(200,000)
Long term portion	744,000

(1) Long term bonds

As at 31 May 2008, the Group had outstanding long term bonds of approximately RMB1,500 million. On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the redemption or maturity date is 14 May 2022.

(2) Bank Borrowings

As at 31 May 2008, the Group had outstanding bank borrowings of approximately RMB944 million. The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by the People's Bank of China subsequently.

(3) Charges

As at 31 May 2008, the Group had pledged approximately RMB12 million of its time deposits for letters of credit facilities.

Save as aforesaid or as otherwise mentioned herein and the litigation detailed in the Section headed Litigation in Appendix III to this circular, and apart from intra-group liabilities, none of the companies in the Group had, at the close of business on 31 May 2008, any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances, acceptance credits or any guarantees or other material contingent liabilities.

The Directors of the Company have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Group since 31 May 2008.

(E) STATEMENT OF SUFFICIENCY OF WORKING CAPITAL

The Directors, after due and careful consideration, are of the opinion that, based on available banking facilities and other facilities and internal resources of the Group, and subject to the completion of the following arrangements to finance the Offer, the Group has sufficient working capital for its present requirements and for the period ending twelve months from the date of this Circular.

The Company has secured irrevocable committed external bank financing in excess of US$2.5 billion and the terms and conditions of such financing are subject to final documentation.

In addition, certain of the Target's bank loans totalling approximately US$1.42 billion are repayable upon a change in control or a delisting, unless prior consent from the relevant financial institutions is obtained. The Company is in the process of obtaining the consent from the relevant financial institutions.

(A) AUDITED FINANCIAL STATEMENTS

The following are the audited financial statements of the Target Group for the financial year ended 31 December 2007 extracted from the published annual financial statements of the Target Group for the year ended 31 December 2007 which are not qualified.

Income Statement
in USD thousands, except earnings per share

	Notes	**2007**	**2006**	**2005**
Contract revenue		189,802	69,585	42,044
Reimbursables		11,470	5,534	1,880
Other		2,252	567	34
Operating revenues	*4*	203,524	75,686	43,958
Rig operating expenses	*5*	67,964	27,982	21,551
Reimbursables		10,651	5,168	1,876
General and administrative expenses	*5*	28,941	12,626	6,830
Depreciation	*6*	23,107	9,952	7,223
Share of loss from joint venture	*8*	2,517	7,070	1,073
Share of loss from associates	*9*	–	53	–
Operating expenses		133,179	62,851	38,553
Operating profit/(loss)		70,345	12,835	5,405
Interest income		2,269	1,455	2,273
Interest expense	*5*	(24,392)	(13,054)	(4,776)
Net foreign exchange loss		(13,463)	(3,730)	(105)
Other financial items		1,295	(925)	(456)
Net financial items		(34,291)	(16,255)	(3,064)
Profit/(loss) before taxes		36,054	(3,419)	2,341
Tax benefit/(expense)	*14*	(9,876)	1,787	(433)
Net profit/(loss)		26,178	(1,633)	1,908
Attributable to minority interests	*27*	1	31	–
Attributable to shareholders of the parent		26,177	(1,664)	1,908
Basic and diluted earnings per share	*25*	0.18	(0.01)	0.02

Balance Sheet
in USD thousands

	Notes	2007	2006	2005
Assets				
Non-current assets				
Rigs and equipment	*6*	1,574,395	941,323	282,091
Available-for-sale financial assets	*10*	39,456	40,381	39,252
Derivative financial instruments	*21*	3,441	–	–
Loan pledge	*17*	17,170	22,894	–
Other non-current assets		1,241	164	2,049
Total non-current assets		1,635,703	1,004,762	323,392
Current assets				
Financial investments	*11*	208	83,248	73,987
Loan pledge	*17*	5,723	5,723	–
Trade and other receivables	*16*	71,608	31,867	11,607
Inventory		4,063	239	–
Cash and cash equivalents	*15*	35,372	67,741	35,753
Total current assets		116,974	188,819	121,348
Total assets		1,752,677	1,193,581	444,740
Equity and liabilities				
Equity				
Issued capital	*24*	233,367	232,324	203,056
Share premium	*24*	224,052	218,423	79,983
Retained earnings		37,973	11,796	11,483
Asset revaluation reserve		11,623	12,549	11,419
Other reserves		(10,525)	(8,985)	(5,722)
Minority interests		10	21,202	–
Total equity		496,500	487,309	300,220

	Notes	2007	2006	2005
Non-current liabilities				
Deferred tax liability	*14*	30.495	27,697	3,882
Long-term interest-bearing debt	*17*	1,126.673	567,052	112,155
Net pension liabilities	*13*	484	337	183
Other liabilities	*19*	17,579	11,648	2,038
Total non-current liabilities		1,175,231	606,734	118.258
Current liabilities				
Current portion of long-term debt	*17*	5,723	25,158	11.440
Trade and other payables	*20*	69,646	74,379	12,155
Derivative financial instruments	*21*	104	–	–
Income taxes payable		5,473	–	2.666
Total current liabilities		80,946	99.538	26,262
Total equity and liabilities		1,752,677	1,193,581	444.740

Statement of Cash Flow
in USD thousands

	Notes	**2007**	**2006**	**2005**
Profit/(loss) before income tax		36,054	(3,419)	2,341
Adjustments for:				
Depreciation	*6*	23,107	9,952	7,223
Gain on disposal of rigs and equipment		–	(3)	(21)
Share of loss from joint venture	*8*	2,517	7,070	1,073
Share of loss from associates		–	53	–
Net fair value gains on derivative financial instruments		(3,337)	–	–
Foreign exchange losses		6,769	–	–
Decrease/(increase) in trade and other receivables		(38,597)	10,873	(1,630)
Decrease/(increase) in inventory		(3,823)	(239)	–
Increase/(decrease) in trade and other payables		(17,406)	6,508	7,796
Increase/(decrease) in other provisions		11,849	4,709	183
Income taxes paid		(2,276)	(2,666)	–
Net cash flow from (used in) operating activities[1]		14,856	32,837	16,966
Purchases of rigs and equipment		(641,093)	(333,046)	(192,090)
Proceeds from sale of rigs and equipment		–	24	–
Investments in financial assets		–	–	(8,552)
Decrease in financial investments		83,040	–	–
Advances to Premium Drilling		(3,590)	–	–
Acquisition of subsidiary, net of cash acquired	*3*	(1,067)	8,317	–
Decrease in loan pledge		5,723	–	–
Acquisition of minority interests		(22,696)	–	–
Net cash flows from (used in) investing activities		(579,684)	(324,705)	(200,643)
Proceeds from interest-bearing debt, net		995,253	419,269	132,920
Repayment of interest-bearing debt		(462,794)	(151,084)	(103,787)
Proceeds from issuance of shares, net		–	84,185	166,070
Net cash flows from (used in) financing activities		532,459	352,370	195,202

	Notes	2007	2006	2005
Net change in cash and cash equivalents		(32,368)	60,502	11,526
Loan pledge	*17*	–	(28,617)	–
Net foreign exchange difference		–	103	–
Cash and cash equivalents at beginning of the period		67,741	35,753	24,228
Cash and cash equivalents at end of the period		35,372	67,741	35,753
(1) Supplemental information				
Interest paid		33,510	10,072	11,210
Interest paid relating to the construction of rigs		24,667	4,939	5,499
Interest received		7,191	1,455	2,273

Statement of Changes in Equity

in USD thousands

	Issued capital	Share premium	Retained earnings	Asset revaluation reserve	Other reserves	Total	Minority interests	Total equity
Equity per opening balance[1]	94,051	9,402	(78,467)	–	–	24,986	–	24,986
Reversal of pro forma adjustments [1]	–	–	5,190	–	–	5,190	–	5,190
Share issue No. 1	80,000	80,000	–	–	–	160,000	–	160,000
Share issue No. 2	4,724	5,669	–	–	–	10,394	–	10,394
Share issue No. 3	6,924	16,549	–	–	–	23,474	–	23,474
Share issue No. 4 [2]	17,356	55,538	–	–	–	72,894	–	72,894
Share issue costs	–	(4,323)	–	–	–	(4,323)	–	(4,323)
Reclassification of paid in premium to other equity	–	(82,852)	82,852	–	–	–	–	–
Net profit	–	–	1,908	–	–	1,908	–	1,908
Revaluation of available-for-sale investments	–	–	–	11,419	–	11,419	–	11,419
Translation adjustments	–	–	–	–	(5,722)	(5,722)	–	(5,722)
Equity at Dec. 31, 2005	203,056	79,983	11,483	11,419	(5,722)	300,220	0	300,220
Adjustment to share premium	–	(153)	–	–	–	(153)	–	(153)
Share issue No. 1	15,323	70,484	–	–	–	85,806	–	85,806
Share issue No. 2	13,946	69,730	–	–	–	83,676	–	83,676
Share issue costs	–	(1,622)	–	–	–	(1,622)	–	(1,622)
Tax effect relating to OFRD share issue	–	–	1,581	–	–	1,581	–	1,581
Revaluation of available-for-sale investments	–	–	–	1,129	–	1,129	–	1,129
Contribution from previous shareholder	–	–	395	–	–	395	–	395
Minority interests in OFRD	–	–	–	–	–	–	21,171	21,171
Net loss	–	–	(1,664)	–	–	(1,664)	31	(1,633)
Adjustment to group value in OFRD	–	–	–	–	(3,264)	(3,264)	–	(3,264)
Equity at Dec. 31, 2006	232,324	218,423	11,796	12,549	(8,985)	466,107	21,202	487,309
Share issue, January 2007	1,042	5,629	–		–	6,672	–	6,672
Revaluation of available-for-sale investments	–	–	–	(926)	–	(926)	–	(926)
Net profit	–	–	26,177	–	–	26,177	1	26,178
Currency and other adjustments	–	957	957	–	957			
Acquisition of min. interests in OFRD	–	–	–	–	(2,496)	(2,496)	(21,202)	(23,699)
Minority interests in Awilco Offshore Management AS	–	–	–	–	–	–	9	9
Equity at Dec. 31, 2007	233,367	224,052	37,973	11,623	(10,525)	496,490	10	496,500

(1) See the Group's 2005 annual report for further information.

(2) The share issue was resolved by a Board of Directors' meeting held on December 27, 2005, and was registered with the Register of Business Enterprises in January 2006.

Notes

1. CORPORATE INFORMATION

Awilco Offshore ASA is a public limited liability company incorporated and domiciled in Norway. The address of the main office is Beddingen 8 Aker Brygge, 0250 Oslo, Norway. The consolidated financial statements for the year ended December 31, 2007, were approved by the Board of Directors on March 27, 2008. The principal activity of Awilco Offshore ASA and its subsidiaries is the investment in and operation of jack up drilling rigs, semi submersible drilling rigs and accommodation rigs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of Awilco Offshore ASA and its subsidiaries (the "Group") are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The consolidated financial statements are prepared on a historical cost basis, except for investments bought for market purposes or availablefor-sale which have been measured at fair value and are presented in USD, except as otherwise indicated. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. In order to present comparable information certain reclassifications have been made to the financial statements.

Changes in accounting policies

The Group has adopted the following standards, amendments and interpretations, with effect from 2007: IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements – Capital disclosures, requires new disclosures relating to financial instruments and does not have any effect on the financial position or results. However, adjustments to comparative information have been added, when needed. IFRIC 10, Interim financial reporting and impairment, prohibits impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

Basis of consolidation

The consolidated financial statements include Awilco Offshore ASA and its subsidiaries as of December 31 for each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company transactions and balances are eliminated in the consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Joint ventures

The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognizes its interest in the joint venture using the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group's share of the profit or loss of the investee after the date of acquisition. If the accumulated losses from our interest in the joint venture exceeds the cost of the investment, the difference is recorded as a liability if the Group has a legal or constructive obligation to settle these losses. The Group's share of the profit or loss of the investee is recognized in the Group's profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

Associates

The Group's investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Group determines whether it is necessary to recognize any impairment loss with respect to the Group's net investment in the associate. The Group's share of the results of operations of the associate is recognized through profit and loss. Where there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Critical accounting estimates and judgements

Estimates

The preparation of financial statements in accordance with IFRS requires management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenue, expenses, assets and liabilities and disclosures. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Rigs

Depreciation is based on management estimates of the useful lives of the rigs and their residual values. Estimates may change due to changes in scrap value, technological development, competition and environmental and legal requirements. Management reviews the future useful lives of each component and the residual values of the rigs annually, taking into consideration the above mentioned factors. Any changes in estimated useful lives and/or residual values impact the depreciation of the vessels prospectively.

Consideration is given annually to determine whether there is any indication or impairment of the carrying amount of the Group's rigs. If any indication exists, a rig's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, management must estimate future cash flows from the rigs based on an appropriate discount rate. This calculation will be based on management's estimate of future use, revenue generating capacity of the assets and assumptions of future market conditions.

Pensions

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. The net employee liability was USD 484 thousand and USD 337 thousand as of December 31, 2007 and 2006, respectively. Further details are given in note 13.

Share-based payments

The Group operates a cash-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The options fair value is determined by using the Black & Scholes – Merton option pricing model. The model uses the following parameters, grant date share price, exercise price, vesting period/option life, volatility, risk free rate and dividend. The fair value of the share-based payment was USD 9,979 thousand and USD 6,594 thousand as of December 31, 2007 and 2006, respectively. See note 12 for further details.

Revenue

Revenue is recognized when persuasive evidence of an agreement exists, the service has been delivered, fees are fixed and determinable, collectables are probable and when other significant obligations have been fulfilled. Revenues from the rigs are recognized based on contractual daily rates or on a fixed price basis.

(a) Revenues from time charters and bareboat charters accounted for as operating leases under IAS 17 are recognized on a straight-line basis over the rental periods of such charters, as service is performed.

(b) Reimbursables relate to purchases of supplies, equipment, personnel services and other services provided at the request of our customers, with the related expense recorded as an operating expense. Income is recognized when the goods are delivered or services rendered.

Foreign currency

The financial statements are presented in USD, which the functional currency for all group entities. When translating financial statements for foreign entities from local currency into USD assets and liabilities are translated using year-end exchange rates, and results are translated using the average exchange rates for the reporting period.

Transactions in foreign currencies are recorded at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates in effect at the dates of the initial transactions.

Leases

For operating leases, the lease payments (that is, time charter hires and bareboat hires) are recorded as ordinary operating income, and charged to profit and loss on a straight-line basis over the term of the relevant lease.

Property, plant and equipment

Rigs and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition. In situations where it can be clearly demonstrated that expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of the asset.

Depreciation is calculated using the straight-line method for each asset, after taking into account the estimated residual value, over its expected useful life. Components of fixed assets with different economic useful lives are depreciated over their respective useful lives. The expected useful lives of the assets are as follows:

Rigs	30 years*
Equipment and components of rigs	10-30 year*
Office equipment, cars etc.	3-10 years

* Certain elements, such as costs recognized in connection with major classification/ dry-docking, have shorter useful lives and are depreciated over shorter periods.

Docking expenses are regarded as a separate part of the rig value and are classified as depreciation, with a different depreciation period than the rig. Newbuilding contracts include payments made under the contracts, capitalized interest and other costs directly associated with the

newbuilding program. Capitalized value is reclassified from rigs under construction to rigs upon delivery from the yard, which is when the asset is considered available for its intended use and depreciation commences. The residual values and useful lives of the assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and at least on an annual basis. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Impairment losses recognized in prior years are reversed and recorded in profit and loss when there is an indication that previous impairment losses recognized no longer exist or have decreased.

Financial assets

The Group classifies its financial assets into the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through profit and loss and available-for-sale assets. Financial assets are initially recognized at fair value. Subsequent remeasurement of financial assets is determined by their designation that is reviewed annually.

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purposes of selling in the short term or if so designated by management. Derivative financial instruments are initially recorded at fair value and thereafter revalued at each balance sheet date. Changes in fair value are recorded in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are carried at amortized cost using the effective interest method, less any allowance for impairment. Gains and losses are recognized in income when the loans and receivables are de-recognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequent to initial measurement, available-forsale financial assets are measured at fair value with unrealized gains or losses recognized as a separate component of equity until the investment is derecognized, at which time the cumulative gain or loss previously reported in equity is included in the income statement. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined applying commonly used valuation techniques.

Trade and other receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Cash, cash equivalents and cash flow statement

Cash represents cash on hand and deposits with banks that are repayable on demand. Cash equivalents represent short-term, highly-liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less. The cash flow statement is prepared using the indirect method.

Long-term interest-bearing debt

All borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost using the effective interest method. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss. First year installments of long-term debt are classified as current liabilities. Borrowing costs are capitalized and then amortized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense when incurred.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized through profit and loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Inventory

Inventories consist of spare parts, materials and supplies held for consumption and are stated at the lower of cost or net realizable value.

Pension and other post-employment benefits

The present value of the pension liabilities under defined benefit pension plans has been calculated based on actuarial principles. The present value of the pension plan liabilities and assets is recorded net and classified as either long-term liabilities or long-term assets. The change in net pension liabilities is expensed in the profit and loss account as personnel expenses. The effect of changes in estimates, change in pension plans and actuarial gains and losses are recognized as income or expense over the average remaining service period.

Net pension expenses include the present value of pension earnings for the period, interest expense on pension obligations incurred, expected return on the pension funds and the amortized effect of changes in estimates and plans.

Share-based transactions

Employees receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for share appreciation rights with cash settlement.

The cost of the share-based incentive plan is measured, at each balance sheet date, by reference to the fair value at the date which they are granted. The fair value is determined by an external valuer using an option pricing model (Black & Scholes). The cost of the share-based payment is recognized, together with a corresponding accrual, over the vesting period. The cumulative expense recognized for equity settled transaction at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best available estimate of the number of equity instruments that will ultimately vest.

Earnings per share

Basic earnings per share is calculated by dividing net profit for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible non-cumulative redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares to ordinary shares.

Taxes

Income tax payable for the current and prior periods is measured at the amount expected to be paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the profit and loss statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Segment information

Segment information is prepared in conformity with the accounting policies adopted for the Group's consolidated financial statement. There have not been any transactions between the segments.

Changes in IFRS that may effect the Group after December 31, 2007

The following new standards and interpretations to existing standards have been published that are mandatory for the group's accounting periods beginning on or after January 1, 2008 or later periods but that the group has not early adopted:

A revised IAS 23 Borrowing costs was issued in March 2007, and becomes effective for financial years beginning on or after January 1, 2009. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group is already capitalizing borrowing cost in accordance with the current IAS 23, the revised standard will have no effect on the Group accounts.

IAS 1 (revised), Presentation of Financial Statements (effective for annual periods beginning on or after January 1, 2009).

The revised IAS 1 will result in changes in the presentation of the basic statements, in particular statement of equity. The Group will adopt IAS 1 (revised) from January 1, 2009.

IFRS 3 (revised), Business combinations

The revised IFRS 3 will provide additional guidance in how to apply the purchase method. The Group will adopt IFRS 3 (revised) from January 1, 2010.

IFRS 8 Segment reporting (effective for annual periods beginning on or after January 1, 2009).

The standard introduces new requirements for segment reporting compared with the existing standard IAS 14 Segment reporting. The group will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the group's accounts except for additional disclosures.

IAS 27 (revised) Consolidated and separate financial statements

The revised IAS 27 provides additional guidance to accounting of changed ownership or sale of subsidiaries. The revised standard does also change the current rules on how to allocate loss between majority and minority interests. The Group will apply IAS 27 (revised) from January 1, 2010, but does not expect it to have material impact on the Group.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC Interpretation 14 was issued in July 2007 and becomes effective for annual periods beginning on or after January 1, 2008. This Interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits. The Group will adopt IFRIC 14 from January 1, 2008.

3. BUSINESS COMBINATIONS

On November 16, 2006, Awilco Offshore increased its investment in the voting shares of Awilco Offshore Semi AS (formerly OffRig Drilling ASA) from 43.2% to 69.2%, gaining control of the company. At December 31, 2006, Awilco Offshore's investment in the company was 89.4%. On January 8, 2007, Awilco Offshore, having reached an ownership in the voting shares of OFRD of 91.2%, announced plans to initiate a compulsory acquisition of the remaining outstanding shares of OFRD in accordance with the regulations of the Norwegian Public Limited Companies Act § 4-25. The fair value of identifiable assets and liabilities of OFRD as of the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

in USD thousands	Provisional fair value	Adjustments	Fair value	Carrying amount
Semi submersible drilling rigs	293,674	1,366	295,040	192,454
Other assets	113,792		113,792	113,792
Cash and cash equivalents	25,080		25,080	25,080
Total assets	432,546	1,366	433,912	331,326
Minority interests	(21,171)		(21,171)	–
Financial liabilities	(199,446)		(199,446)	(195,546)
Other liabilities	(6,345)		(6,345)	(6,345)
Deferred income tax liability	(27,250)	(299)	(27,548)	–
Total liabilities	(233,041)	(299)	(233,340)	(201,891)
Net assets	178,334	1,067	179,401	129,435

Cost	**2006**	**2007**	**Total**
AWO shares issued	90,848	–	90,848
Consideration paid in prior year	70,723	–	70,723
Cash paid	16,763	1,067	17,830
Total	178,334	1,067	179,401

Cash outflow on acquisition	**2006**	**2007**	**Total**
Net cash acquired with the subsidiary	25,080	–	25,080
Cash paid	(16,763)	(1,067)	(17,830)
Net cash outflow	8,317	(1,067)	7,250

If the combination had taken place at the beginning of the year 2006, the 2006 net loss for the Group would have been USD 1,108 thousand and 2006 revenue would have remained USD 70,519 thousand. The Group's 2006 share of profit since the acquisition date included in the profit and loss statement was USD 263 thousand. The cost of the acquisition of OFRD was increased by USD 1,067 thousand in 2007 as a consequence of a settlement relating to OFRD's option program.

In January 2007, the Group made a compulsory acquisition of the outstanding shares in OffRig Drilling ASA. The acquisition was made in accordance with the regulations of the Norwegian Public Limited Companies Act § 4-25. Some of the minority shareholders (who owned 8.1% of OffRig) disagree

with the valuation and the price paid per share. The process has been initiated to settle this issue trough the legal system. In the opinion of the Group the price paid, NOK 27.50 per share, reflects the value of the shares at the time of acquisition.

4. SEGMENT INFORMATION

The primary segment reporting format is business segments, since the Group's risks and rates of return are affected predominantly by differences in the products and services produced. Secondary information is reported geographically. The operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products.

The segment for accommodation rigs comprises of two units, Port Rigmar and Port Reval. These units are two of only four units in the world that are approved for work on the Norwegian continental shelf. The segments for jack-up drilling rigs contains three delivered rigs as of December 31, 2007, five contracted rigs. The segments for semi submersible rigs contains three contracted rigs and one option. There have not been any transactions between the segments.

Segment information 2007

in USD thousands	Accommodation rigs	Jack-up drilling rigs	Semi submersible drilling rigs	Other	Total
Contract services	67,226	122,576	–	–	189,802
Reimbursables	9,239	2,231	–	–	11,470
Other	2,159	–	8	85	2,252
Total revenues	78,624	124,807	8	85	203,524
Rig operating expenses	37,136	30,828	–	–	67,964
Reimbursables	8,787	1,864	–	–	10,651
General and administrative expenses	214	9,535	10,684	8,509	28,941
Depreciation	9,171	13,744	–	192	23,107
Share of loss from joint venture	–	2,517	–	–	2,517
Total operating expenses	55,308	58,488	10,684	8,700	133,179
Operating profit/(loss)	23,316	66,319	(10,676)	(8,615)	70,345
Assets	107,789	788,219	677,326	1,058	1,574,392
Segment trade and other payables[(1)]	4,142	31,152	9,765	24,719	69,779
Mortgage debt (incl. current portion)	103,585	553,171	475,640	–	1,132,396
Investments (note 6)	42,977	278,055	334,463	680	656,175
Investments in joint venture	–	(7,601)	–	–	(7,601)
Share-based payment expense				2,775	2,775

(1) Includes USD 2.7 million, USD 5.8 million and USD 5.6 million to Awilco AS for 2007, 2006 and 2005, respectively. Awilco AS is the major shareholder of Awilco Offshore ASA and is a wholly owned subsidiary of AWILHELMSEN.

Segment information 2006

in USD thousands	Accommodation rigs	Jack-up drilling rigs	Semi submersible drilling rigs	Other	Total
Contract services	61,088	8,496	–	–	69,585
Reimbursables	5,534	–	–	–	5,534
Other	374	–	–	193	567
Total revenues	66,997	8,496	–	193	75,686
Rig operating expenses	25,795	2,187	–	–	27,982
Reimbursables	5,168	–	–	–	5,168
General and administrative expenses	410	3,184	790	8,243	12,626
Depreciation	7,639	2,234	3	75	9,952
Share of loss from joint venture	–	7,070	–	–	7,070
Share of loss from associate	–	–	–	53	53
Total operating expenses	39,012	14,674	793	8,371	62,851
Operating profit/(loss)	27,985	(6,178)	(793)	(8,178)	12,835
Assets	73,983	523,908	343,145	287	941,323
Segment trade and other payables[1]	4,249	476	52,491	17,164	74,380
Mortgage debt (incl. current portion)	82,905	211,164	199,975	98,167	592,211
Investments (note 6)	4,816	321,105	49,189	135	375,246
Investments in joint venture	–	(5,055)	–	–	(5,055)
Share-based payment expense				4,279	4,279

Segment information 2005

in USD thousands	Accommodation rigs	Jack-up drilling rigs	Semi submersible drilling rigs	Other	Total
Contract services	42.044	–	–	–	42,044
Reimbursables	1,880	–	–	–	1,880
Other	–	–	–	34	34
Total revenues	43.924	–	–	34	43,958
Rig operating expenses	21,551	–	–	–	21.551
Reimbursables	1.876	–	–	–	1,876
General and administrative expenses	422	844	–	5,565	6.830
Depreciation	7.172	–	–	52	7,223
Share of loss from joint venture	–	1.073	–	–	1,073
Total operating expenses	31.020	1.916	–	5,617	38,553
Operating profit/(loss)	12.904	(1.916)	–	(5.583)	5.405
Assets	76,807	205,037	–	248	282.091
Segment trade and other payables[1]	3.897	400	–	7,859	12,155
Mortgage debt (incl. current portion)	71.429	52.166	–	–	123,595
Investments (note 6)	8,775	183,016	–	299	192.090
Investments in joint venture	–	2.049	–	–	2,049
Share-based payment expense				2,141	2.141

(1) Includes USD 2.7 million, USD 5.8 million and USD 5.6 million to Awilco AS for 2007, 2006 and 2005, respectively. Awilco AS is the major shareholder of Awilco Offshore ASA and is a wholly owned subsidiary of AWILHELMSEN.

The geographical split of operating income refers to which continental shelf the rigs were employed during the reporting period. As the rigs are moveable they may be employed in different jurisdictions during a reporting period. Therefore, depreciation is not split by geographical area. The same applies for administrative expenses, fixed assets and investments.

Segment information 2007

in USD thousands	UK	Norway	Saudi Arabia	Australia	Vietnam	Unallocated	Total
Contract services	17,295	49,931	24,911	70,028	27,637	–	189,802
Reimbursables	3,475	5,764	–	1,875	356	–	11,470
Other	1,672	487	–	–	–	93	2,252
Total revenue	22,442	56,182	24,911	71,903	27,993	93	203,524
Rig operating expenses	11,537	25,599	803	21,544	4,519	3,961	67,964
Reimbursables	3,160	5,627	–	1,724	140	–	10,651
General and administrative expenses						28,941	28,941
Depreciation						23,107	23,107
Share of loss from joint venture						2,517	2,517
Total operating expenses						58,526	133,179
Operating profit							70,345
Segment information 2006							
Contract services	20,804	40,285	8,496	–	–	–	69,585
Reimbursables	3,843	1,691	–	–	–	–	5,534
Other	374	–	–	–	–	193	567
Total revenue	25,021	41,976	8,496	–	–	193	75,686
Rig operating expenses	9,285	16,510	935	–	–	1,251	27,982
Reimbursables	3,557	1,611	–	–	–	–	5,168
General and administrative expenses						12,626	12,626
Depreciation						9,952	9,952
Share of loss from joint venture						7,070	7,070
Share of loss from associate						53	53
Total operating expenses						30,953	62,851
Operating profit							12,835
Segment information 2005							
Contract services	11,976	30,068	–	–	–	–	42,044
Reimbursables	309	1,571	–	–	–	–	1,880
Other		–	–	–		34	34
Total revenue	12,284	31,640	–	–	–	34	43,958
Rig operating expenses	4,893	16,657	–	–	–	–	21,551
Reimbursables	309	1,567	–	–	–	–	1,876
General and administrative expenses						6,830	6,830
Depreciation						7,223	7,223
Share of loss from joint venture						1,073	1,073
Total operating expenses						15,126	38,553
Operating profit							5,405

5. SPECIFICATION OF EXPENSES

in USD thousands	2007	2006	2005
Rig operating expenses			
Crewing expenses	41,050	15,578	11,370
Repair and maintenance	5,394	1,789	2,134
Spare parts and stores	3,331	2,435	3,256
Damages	1,295	250	-
Insurance	4,368	1,735	1,070
Other operating expense	12,526	6,196	3,720
Total	67,964	27,982	21,551

General & administrative expenses

Employee benefits expense (note 12)	12,252	7,298	3,961
Management fees from related parties (note 26)	1,656	1,449	1,505
Other administrative expenses	15,033	3,880	1,364
Total	28,941	12,626	6,830

Fees to the auditors are included in general and administrative expenses and are shown below:

Audit fees (excluding VAT)	373	128	21
Audit related fees (excluding VAT)	3	22	62
Tax related fees	155	14	-
Other	3	21	-
Total	534	186	83

Interest expenses

Bank loans	20,926	4,504	4,292
Senior unsecured bonds	2,604	8,194	-
Other loans	794	315	-
Related parties	50	9	484
Other	17	31	-
Total	24,392	13,054	4,776

6. **RIGS AND EQUIPMENT**

2007

in USD thousands	Accommodation rigs	Jack-up rigs	Jack-up rigs under construction	Semi-submersible rigs under construction	Other	Total
Acquisition cost at January 1, 2007	100,197	258,629	267,513	342,863	691	969,893
Newbuilding, upgrades and reconstruction	42,977	8,081	269,974	333,097	680	654,809
Transfer from under construction	–	134,062	(134,062)	–	–	–
Acquisition of a subsidiary (note 3)	–	–	–	1,366	–	1,366
Disposals	–	–	–	–	–	–
Acquisition cost at December 31, 2007	143,174	400,771	403,425	677,326	1,371	1,626,068
Accumulated depreciation at January 1, 2007	26,214	2,234	–	–	122	28,570
Depreciation	9,171	13,744	–	–	192	23,107
Accumulated depreciation at December 31, 2007	35,385	15,978	–	–	313	51,676
Net carrying value at December 31, 2007	107,789	384,793	403,425	677,326	1,058	1,574,392

Specification of capitalization during the period:

Installments to the shipyards	–	–	225,837	266,911	–	492,748
Acquisitions, reconstruction, capitalized costs	42,977	8,081	27,018	44,922	680	123,679
Capitalized borrowing costs	–	–	17,119	22,629	–	39,749
Transfer from under construction	–	134,062	(134,062)	–	–	–
Total capitalized during the year	42,977	142,143	135,912	334,463	680	656,175

2006

in USD thousands	Accommodation rigs	Jack-up rigs	Jack-up rigs under construction	Semi-submersible rigs under construction	Other	Total
Acquisition cost at January 1, 2006	95,381	–	205,037	–	299	300,717
Newbuilding, upgrades and reconstruction	4,816	–	321,105	49,189	135	375,246
Transfer from under construction	–	258,629	(258,629)	–	–	–
Acquisition of a subsidiary	–	–	–	293,674	285	293,959
Disposals	–	–	–	–	(29)	(29)
Acquisition cost at December 31, 2006	100,197	258,629	267,513	342,863	691	969,893
Accumulated depreciation at January 1, 2006	18,574	–	–	–	52	18,626
Depreciation	7,639	2,234	–	–	79	9,952
Disposal of assets	–	–	–	–	(9)	(9)
Accumulated depreciation at December 31, 2006	26,214	2,234	–	–	122	28,570
Net carrying value at December 31, 2006	73,983	256,395	267,513	342,863	569	941,323
Specification of capitalization during the period:						
Installments to the shipyards	–	–	294,893	–	–	294,893
Acquisitions, reconstruction, capitalized costs	4,816	–	21,273	342,863	421	369,373
Capitalized borrowing costs	–	–	4,939	–	–	4,939
Transfer from under construction	–	258,629	(258,629)	–	–	–
Total capitalized during the year	4,816	258,629	62,476	342,863	421	669,205

2005

in USD thousands	Accommodation rigs	Jack-up rigs	Jack-up rigs under construction	Semi-submersible rigs under construction	Other	Total
Acquisition cost at January 1, 2005	86,606	–	22,021	–	–	108,627
Newbuilding, upgrades and reconstruction	8,775	–	183,016	–	299	192,090
Acquisition cost at December 31, 2005	95,381	–	205,037	–	299	300,717
Accumulated depreciation at January 1, 2005	11,403	–	–	–	–	11,403
Depreciation	7,172	–	–	–	52	7,223
Accumulated depreciation at December 31, 2005	18,574	–	–	–	52	18,626
Net carrying value at December 31, 2005	76,807	–	205,037	–	248	282,091
Specification of capitalization during the period:						
Installments to the shipyards	–	–	170,395	–	–	170,395
Acquisitions, reconstruction, capitalized costs	8,775	–	7,122	–	299	16,196
Capitalized borrowing costs	–	–	5,499	–	–	5,499
Total capitalized during the year	8,775	–	183,016	–	299	192,090

Assets are depreciated on a straight-line basis over their expected lives as follows:

Rigs	30 years*
Equipment, components of the rigs	10 – 30 years*
Office equipment, cars, etc.	3 -10 years

* Certain components, such as costs recognized in connection with major classification/dry-docking, have shorter useful lives.

7. SUBSIDIARIES INCLUDED IN THE GROUP ACCOUNTS

Subsidiaries	Registered office	Ownership interest	Voting share	Included in financials statements from
Port Rigmar AS	Norway	100%	100%	2005
Awilco Sea Beds AS	Norway	100%	100%	2005
Wilhelmsen Oil & Gas AS	Norway	100%	100%	2005
Awilco Sea Beds II AS	Norway	100%	100%	2005
Wilpower AS	Norway	100%	100%	2005
Wilcraft AS	Norway	100%	100%	2005
Awilco Drilling Ltd	Bermuda	100%	100%	2005
WilSuperior Ltd	Bermuda	100%	100%	2005
WilForce Ltd	Bermuda	100%	100%	2005
WilPower Ltd	Bermuda	100%	100%	2005
WilCraft Ltd	Bermuda	100%	100%	2005
WilSeeker Ltd	Bermuda	100%	100%	2006
WilStrike Ltd	Bermuda	100%	100%	2006
WilBoss Ltd	Bermuda	100%	100%	2006
AWO Rig Holding AS	Norway	100%	100%	2006
WilConfidence Pte Ltd	Singapore	100%	100%	2006
Awilco Offshore Semi AS	Norway	100%	100%	2006
Awilco Offshore Singapore Pte Ltd	Singapore	100%	100%	2006
WilStrike Pte Ltd	Singapore	100%	100%	2007
WilPioneer Pte Ltd	Singapore	100%	100%	2007
WilPromoter Pte Ltd	Singapore	100%	100%	2007
WilInnovator Pte Ltd	Singapore	100%	100%	2007
Offrig Drilling Singapore Pte Ltd	Singapore	100%	100%	2007
Wilrig AS	Norway	100%	100%	2007
Awilco Offshore Management AS	Norway	51%	51%	2007

8. INVESTMENT IN JOINT VENTURE

In June 2005, Awilco Offshore ASA and Sinvest ASA established a jointly owned entity, Premium Drilling, to manage the operation of the companies' fleet of jack-up drilling rigs. The joint venture is accounted for using the equity method.

Premium Drilling is a private entity that is not listed on any public exchange. Therefore, no published quotation price for the fair value of the investment is available. The reporting date of Premium Drilling follows the calendar year.

Company	Registered office	Ownership interest	Voting share
Premium Drilling AS	Norway	50%	50%

The effective share of assets, liabilities, revenues and expenses of the jointly controlled entity at end of period, are as follows:

in USD thousands	**2007**	**2006**	**2005**
Operating revenue	12,578	2,169	–
Operating expenses	(14,879)	(9,150)	(1,101)
Net financial items	(5)	(89)	28
Loss before tax	(2,305)	(7,070)	(1,073)
Tax	(212)	–	–
Net profit/(loss)[1]	(2,517)	(7,070)	(1,073)
Non-current assets	3,822	549	51
Current assets	15,473	4,665	2,357
Total assets	19,295	5,214	2,408
Net equity	(7,601)	(5,055)	2,049
Non-current liabilities	7,595	4,691	–
Current liabilities	19,301	5,578	359
Total liabilities	26,896	10,269	359
Total equity and liabilities	19,295	5,214	2,408
(1) Includes share-based payment expense of	2,594	4,379	2,141

The negative carrying values at December 31, 2007 and 2006 are classified as an other non-current liability.

9. ASSOCIATES

On November 16, 2006, Awilco Offshore increased its investment in Awilco Offshore Semi AS (formerly OffRig Drilling ASA) to 69.2%, gaining control of the company. As a consequence, Awilco Offshore Semi AS is treated as a subsidiary and is no longer considered an associate. See note 3 describing the acquisition for further details. Below is Awilco Offshore's share of profit until control was obtained:

in USD thousands	**2007**	**2006**	**2005**
Share of loss	–	53	–

10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Awilco Offshore has an investment in Petrojack ASA. The investment is classified as an available-for-sale investment and fair value adjustments are recorded directly to equity. Fair value equals the listed price at year end. Awilco Offshore and Sinvest ASA own 36% of the shares in Petrojack ASA. The companies have an agreement to cooperate on their investments in Petrojack ASA.

in USD thousands, unless otherwise indicated	2007	2006	2005
Ownership interest	18.5%	18.5%	19.8%
Share investment at cost	27,832	27,832	27,832
Value adjustment	11,623	12,549	11,419
Net carrying amount	39,456	40,381	39,252

11. FINANCIAL INVESTMENTS

in USD thousands	2007	2006	2005
Forward agreements(1)	–	–	73,987
Short-term investments(2)	–	82,818	–
Other	208	430	–
Total	208	83,248	73,987

(1) On December 30, 2005, Awilco Offshore entered into an agreement to acquire approximately 38% of OffRig Drilling ASA (OFRD), formerly Offshore Rig Services ASA, for NOK 26 per share. The transaction was completed in January 2006. Because the acquisition was not finalized at December 31, 2005, the investment was recorded as a forward agreement, in accordance with IAS 39, and classified as a current asset. The assumed fair value at December 31, 2005 is deemed to be equal to the agreed acquisition price. In addition, no share of profit has been recorded for the year. At December 31, 2006, Awilco Offshore ownership in OFRD was 89.4%. See note 3 for further details.

(2) Consists of investments in highly rated commercial paper, which are valued at market value. The Group recorded income of USD 874 thousand and USD 2,742 thousand in 2007 and 2006, respectively.

12. EMPLOYEE BENEFIT EXPENSE

in USD thousands	2007	2006	2005
Salaries and social security tax	7,068	1,613	790
Bonuses	2,063	1,043	783
Pension costs, defined benefit/contribution plans	345	363	247
Share-based payment expense	2,775	4,279	2,141
Total	12,252	7,298	3,961
Number of employees at December 31	47	5	5

Awilco Offshore has an employee share incentive plan for senior management. Under the incentive plan, management is granted share appreciation rights where the employees are entitled to a cash payment equivalent to the gain that would have arisen from a holding of a particular number of shares from the date of the grant to the date of exercise.

The fair value of the share appreciation rights has been estimated using the Black & Scholes option pricing model.

2007

in USD thousands, unless otherwise indicated

Grant date	Share appreciation rights	Vesting date	Fair value	Vesting %	Cost[1]
February 1,2005	250,000	February 1, 2006[2]	1,932	100.0%	2,034
February 1,2005	250,000	February 1, 2007[2]	1,932	100.0%	2,034
February 1,2005	250,000	February 1, 2008[2]	1,878	97.1%	1,976
February 1,2005	250,000	February 1, 2009[2]	1,408	72.8%	1,482
March 29, 2007	225,000	July 1, 2008[3]	591	60.2%	622
March 29, 2007	225,000	December 31, 2008[3]	422	43.1%	445
March 29, 2007	225,000	October 31, 2009[3]	287	29.3%	302
March 29, 2007	225,000	February 1, 2011[3]	193	19.7%	203
December 21, 2007	212,500	July 1, 2008[3]	53	5.2%	55
December 21, 2007	212,500	December 31, 2008[3]	27	2.7%	28
December 21, 2007	212,500	October 31, 2009[3]	15	1.5%	16
December 21, 2007	212,500	February 1, 2011[3]	9	0.9%	9
	2,750,000		8,747		9,206
				Foreign exchange effect	773
				Fair value at end of period	9,979

2006

Grant date	Share appreciation rights	Vesting date	Fair value	Vesting %	Cost
February 1, 2005	250,000	February 1, 2006[2]	1,880	100.0%	2,092
February 1, 2005	250,000	February 1, 2007[2]	1,880	95.8%	2,003
February 1, 2005	250,000	February 1, 2008[2]	1,880	63.8%	1,335
February 1, 2005	250,000	February 1, 2009[2]	1,880	47.9%	1,001
	1,000,000		7,518		6,431
				Foreign exchange effect	163
				Fair value at end of period	6,594

Grant date	Share appreciation rights	Vesting date	Fair value	Vesting %	Cost[1]
2005					
February 1, 2005	250,000	February 1, 2006[2]	940	91.2%	1,028
February 1, 2005	250,000	February 1, 2007[2]	940	45.6%	514
February 1, 2005	250,000	February 1, 2008[2]	940	30.4%	343
February 1, 2005	250,000	February 1, 2009[2]	940	22.8%	257
	1,000,000		3,759		2,141
				Foreign exchange effect	(103)
				Fair value at end of period	2,038

(1) Includes social security tax.

(2) Exercise period is from February 1, 2009 to February 1, 2010.

(3) Exercise period is from February 1, 2011 to February 1, 2012.

Assumptions	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	31.89% – 40.13%	48.4%	41.1%
Risk free interest rate	4.64% – 5.98%	3.3%	3.3%
Expected life of options	3.04	2.09	3.09
Strike price NOK	20.00 – 60.00	20.00	20.0
Share price at the end of the year NOK	60.80	65.00	42.4

13. PENSIONS

The Group has various pensions plans for its employees.

Total contributions to the contribution plans were USD 89 thousand in 2007.

Awilco Offshore also has a defined benefit scheme with a life insurance company to provide pension benefits for its certain employees in Norway. The scheme provides entitlement to benefits based on future service from the commencement date of the scheme. These benefits are principally dependent on an employees pension qualifying period, salary at retirement age and the size of benefits from the National Insurance Scheme. Full retirement pension will amount to approximately 70% of the scheme pension-qualifying income (limited to 12G). The scheme also includes entitlement to disability, spouses and children's pensions. The retirement age under the scheme is 67 years.

The Company may at any time make alterations to the terms and conditions of the pension scheme and undertake that they will inform the employees of any such changes. The benefits accruing under the scheme are funded obligations.

All pension schemes are calculated in accordance with the IFRS (IAS 19). Changes in the pension obligations as a result of changed actuarial assumptions and variations between actual and anticipated return on pension funds, will be entered on the average remaining earnings period according to the "corridor" regulations.

The amounts recognized are determined as follows:

in USD thousands **Pension cost**	**2007**	**2006**	**2005**
Service cost	334	213	91
Interest cost	97	111	57
Estimated return on plan assets	(70)	(87)	(33)
Amortization of past service cost	(979)	–	–
Amortization of actuarial gains/(losses)	824	92	116
Net pension cost	206	329	231
Social security tax	51	33	16
Total	256	363	247
Benefit asset/(obligation)			
Benefit obligation	(2,884)	(3,561)	(2,281)
Plan assets	1,491	1,756	1,165
Funded status	(1,393)	(1,805)	(1,116)
Social security tax	(196)	(254)	(157)
Unamortized actuarial gain (loss), past service cost	1,105	1,722	1,090
Net asset/(obligation)	(484)	(337)	(183)
Movements in the benefit asset (liability) during the period			
Benefit asset (obligation), opening balance	(337)	(183)	–
Benefit expense	(256)	(363)	(247)
Contributions	161	224	64
Foreign exchange differences	(53)	–15	–
Benefit asset/(obligation), ending balance	(484)	(337)	(183)
Assumptions			
Estimated return on plan assets	5.40%	5.40%	5.50%
Discount rates	4.35%	4.35%	4.50%
Salary increase	4.50%	4.50%	3.30%
Increase of National Insurance Basic Amount (G)	4.25%	4.25%	3.30%
Rate of pension increase	4.25%	4.25%	3.30%
Voluntary resignations	1.31%	0.40%	0.74%
Social security taxes	14.10%	14.10%	14.10%
Analysis of the plan assets			
The asset allocation at the end of the period is set out below:			
Debt instruments	52%	59%	57%
Equity instruments	27%	27%	27%
Money market and similar	9%	3%	6%
Property	12%	11%	10%
Total	100%	100%	100%

14. INCOME TAX

in USD thousands **Current income tax**	**2007**	**2006**	**2005**
Current income tax charge, Norwegian	(2,524)	–	(4,576)
Current income tax charge, foreign	(5,405)	–	–
Adjustments to previous years	–	–	227
Deferred income tax			
Relating to origination and reversal of temporary differences	(1,947)	1,787	3,916
Adjustments previous years	–	–	–
Income tax benefit/(expense)	(9,876)	1,787	(433)

Reconciliation of total income tax expense during the year to the income tax expense at the statutory income tax rate applicable in Norway:

Profit/(loss) before tax	36,054	(3,419)	(2,341)
Tax at Norway's statutory income tax rate of 28%	(10,095)	957	(656)
Non-deductible expenses or non-taxable items	499	829	(4)
Valuation allowance/translation adjustments[1]	2,981	–	
Adjustment to previous years	(2,248)	–	227
Effect of different tax rates in other countries	(1,013)	–	–
Income tax benefit/(expense)	(9,876)	1,787	(433)

Tax effect charged to equity is as follows:

Tax effect of share issue costs	–	177	435

Deferred income tax at December 31 relates to the following:

Deferred tax assets			
Accrued liabilities, other provisions	2,303	2,135	622
Investments	–	2,631	286
Other temporary differences	136	496	2,696
Tax losses carried forward	14,598	5,934	1,857
Valuation allowance	(611)	–	
Deferred tax assets	16,425	11,196	5,461
Deferred tax liabilities			
Fixed assets	(45,668)	(38,893)	(238)
Investments	(934)	–	–
Other temporary differences	(318)	–	(9,106)
Deferred tax liabilities	(46,920)	(38,893)	(9,343)
Net deferred income tax asset/(liability)	(30,495)	(27,697)	(3,882)

in USD thousands **Deferred tax assets**	*2007*	*2006*	*2005*
Recovered after more than 12 months	16,425	10,907	4,839
Recovered within 12 months	–	289	622
	16,425	11,196	5,461
Deferred tax liabilities			
Recovered after more than 12 months	(45,943)	(38,893)	(9,343)
Recovered within 12 months	(977)	–	–
	(46,920)	(38,893)	(9,343)
Net deferred income tax asset/(liability)	(30,495)	(27,697)	(3,882)
Deferred tax cost			
Deferred tax, opening balance	(27,697)	(3,882)	(6,294)
Adjustments to previous years/translation adjustments	(851)	–	(1,504)
Deferred tax from acquisitions/recorded to equity	–	(25,602)	–
Deferred tax, ending balance	(30,495)	(27,697)	(3,882)
Deferred tax benefit/(expense)	(1,947)	1,787	3,916

(1) Includes tax effect of differences arising from foreign exchange effects to relating to the Norwegian Kroner, which is the basis for taxation of the parent company and some group companies.

The income tax rates imposed in the tax jurisdictions in which the Group conducts operations vary, as does the tax base to which the rates are applied. In some cases, tax rates may be applicable to gross revenue, statutory or negotiated deemed profits, or other bases utilized under local tax laws, rather than to net income. In addition, our rigs are frequently moved from one taxing jurisdiction to another. As a result, our consolidated effective income tax rate may vary substantially from year to year, depending on the relative components of our earnings generated in taxing jurisdictions with different tax rates.

The tax losses carried forward are available indefinitely to offset against future taxable profits. A deferred tax asset has been recognized in respect of these tax losses as they may be used to offset taxable profits by group contribution in the Norwegian tax group. The tax return of the Company and its subsidiaries are routinely examined by relevant tax authorities, and in the ordinary course of business, certain items in the tax returns are questioned or challenged. The Company believes that adequate tax provisions have been made for open years.

15. CASH AND CASH EQUIVALENTS

Cash and cash equivalents denominated in the following currencies at the end of the period:

in USD thousands	2007	2006	2005
US dollar	105,304	22,970	25,524
Norwegian kroner	(49,312)	44,675	10,145
Singapore dollar	277	–	–
Euro	(20,896)	96	84
Total	35,372	67,741	35,753
Restricted cash and cash equivalents			
Tax withheld from employees	1,193	901	71

Cash deposited in banks earns interest at floating rates based on daily bank deposit rates. As of December 31, 2007, 2006 and 2005, the Company had unused credit facilities of USD 700 million, USD 402.7 million and USD 179.8 million, respectively. In July 2007, the credit facility with Nordea Bank was renegotiated. See note 17 for further details.

16. TRADE AND OTHER RECEIVABLES

in USD thousands	2007	2006	2005
Receivables from trade customers	45,452	19,919	10,531
Receivables from related parties	3,828	9	–
Prepayments	4,923	11,245	925
Accrued revenue	13,210	–	–
Other	4,196	694	151
Total	71,608	31,867	11,607

Trade receivables are non-interest-bearing and are generally due on 30 day terms.

17. INTEREST-BEARING DEBT

in USD thousands	Rate	2007	2006	2005
Current				
Current portion of long-term debt		5,723	25,158	11,440
Total current		5,723	25,158	11,440
Non-current				
Bank borrowing No. 1	LIBOR + 2.25%	–	–	52,920
Bank borrowing No. 2	LIBOR + 1.25%	719,548	246,017	59,235
Senior unsecured USD bonds	9.75%	98,571	98,167	–
Second security priority bonds	9.75%	199,924	199,975	–
Eksportfinans	3.20%	17,170	22,894	–
Senior unsecured NOK bonds	NIBOR + 2.25%	91,459	–	–
Total non-current		1,126,673	567,052	112,155
Security				
Accommodation rigs pledged		107,789	73,983	76,807
Jack up rigs/contracts pledged		788,219	523,908	205,037
Semi submersible contracts pledged		677,326	342,863	–
Total		1,573,334	940,754	281,843
Maturity non-current borrowings				
Later than one year and not later than four years		1,126,673	263,852	57,396
Five years and later		–	305,723	54,759
Total		1,126,673	569,576	112,155

Bank borrowing No. 2

In July 2007, the revolving and term loan facility agreement with a syndicate of financial institutions and with Nordea Bank Norge ASA as lead arranger and agent, was amended from USD 669 million to USD 1 085 billion with generally the same terms. The borrowing is secured by mortgages on the Group's accommodation rigs, jack up drilling rigs and semi submersibles drilling rigs. Net carrying values of these assets are specified above.

Senior unsecured NOK bond notes

In July 2007, the group issued NOK 500 million bond notes. The notes are unsecured, have three year bullet maturity, with a coupon rate of 3 months NIBOR plus 2.25% margin p.a.

Senior unsecured USD bond notes

In February 2006, the Group issued USD 100 million bond notes. The notes are unsecured, have a five year bullet maturity and carry a fixed coupon rate of 9.75%. The bonds are flexible in that they (1) have no change of control provisions; and (2) allow for a possible demerger of the Group in connection with possible future corporate transactions, which is pre-approved by the bond holders.

Second security priority bond notes

In April 2006, Awilco Offshore Semi AS (formerly OffRig Drilling ASA) issued USD 200 million five year bond notes, with a second security priority mortgage in the construction contracts relating to semi-submersible rigs No. 1 and No. 2. The company incurred debt issuance costs of USD 4.5 million, which are capitalized and amortized as a component of interest expense over the term of the notes. The notes are shown net of issue costs in the balance sheet.

Eksportfinans

In August 2006, Awilco Offshore entered into a USD 28.6 million loan agreement with Eksportfinans, the Norwegian Export Credit Agency. The loan was granted based on the Company's extensive use of Norwegian suppliers in the construction of the jack-up drilling rig, WilPower. In return, the loan provides a favorable fixed interest rate of 3.2%. The loan is to be repaid in semi-annual installments beginning six months after the loan date.

Proceeds from the loan were USD 28.6 million, which were deposited in an account with the agent bank. DnB NOR serve as a security for the loan and are classified as a loan pledge in the balance sheet. As of December 31, 2007, the amount deposited was USD 22 893 thousand.

Covenants

The main covenants related to the Group's loans and credit facilities are related to the following ratios:

- Minimum working capital (as measured by current assets less current liabilities)
- Minimum cash
- Minimum interest coverage ratio
- Market adjusted equity ratio
- Maximum total debt/total value adjusted assets ratio

Covenants also include certain restrictions on disposal of assets and distributions to shareholders. The Group was in compliance with the loan covenants as of December 31, 2007.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Capital commitments contracted for at the balance sheet date, but not recognized in the financial statements are as follows:

Rigs under construction

Jack-up drilling rigs	Yard	Delivery	Delivered cost[1]	Remaining expenditures
WilBoss	Keppel	1Q08	USDm 134	USDm 24
WilForce	PPL	1Q08	USDm 144	USDm 21
WilSeeker	PPL	3Q08	USDm 143	USDm 78
WilStrike	Keppel	2Q09	USDm 163	USDm 99
WilConfidence	PPL	2Q09	USDm 149	USDm 108

Semi submersible drilling rigs	Yard	Delivery	Delivered cost[2]	Remaining expenditures
WilPioneer	Yantai Raffles	4Q08	USDm 345	USDm 136
WilInnovator	Yantai Raffles	2Q09	USDm 370	USDm 195
WilPromoter	Yantai Raffles	4Q09	USDm 370	USDm 232
Drilling package 4[3]			USDm 225	USDm 173

(1) Includes yard contract prices, newbuilding supervision, owner furnished equipment, spares, financing costs during construction and other project expenses.

(2) Includes contract prices with the yard, drilling package, project and supervision costs and finance costs during construction. Modification cost in connection with the StatoilHydro contracts at Troll are not included in the numbers. The cost is expected to be approximately MUSD 30 per rig and will be paid by StatoilHydro, either trough an increased day rate or a lump sum.

(3) Drilling package and long lead items.

Operating lease commitments – Company as lessor

The Company has entered into time charter and bareboat leases on several jack-up drilling rigs and the accommodation rigs. These leases has an average life of between one and five years.

Future minimum rentals receivable under operating leases as of December 31 are as follows:

	2007	2006
Within one year	302,952	193,900
After one year but not more than five years	1,550,269	282,200
More than five years	1,022,000	–
Total	2,875,221	476,100

The Group has obtained a bank guarantee in connection with the charter agreement for WilSuperior. The Group has also issued a performance guarantee in connection with the bare boat charter agreement for WilPower. The same applies for the charter agreement for WilInnovator and WilPioneer (charter not yet commenced).

In addtion, Awilco Offshore has issued a parent company guarantee for its subsidiary's payment obligations in connection with the construction of drilling rig WilInnovator.

19. OTHER NON-CURRENT LIABILITIES

in USD thousands	2007	2006	2005
Share-based payment *(note 12)*	9,979	6,593	2,038
Negative investment in joint venture *(note 8)*	7,601	5,055	–
Total	17,579	11,648	2,038

20. TRADE AND OTHER PAYABLES

in USD thousands	2007	2006	2005
Trade payables	24,810	47,911	39
Accrued interest	23,002	8,983	1,062
Payables to related parties	9,337	5,802	5,330
Accrued payroll and related costs	4,953	2,627	771
Accrued expenses	2,663	1,461	1,305
Other	4,880	7,595	3,648
Total	69,646	74,379	12,155

21. DERIVATIVE FINANCIAL INSTRUMENTS

Cross currency interest rate swap

During 2007 the Group entered into a cross currency interest swap agreement relating to the NOK 500 million bond notes. See note 18 for further details regarding the bonds. This swap receives NOK and pays USD, is for a total amount of USD 250 million and has maturity July 6, 2010 (matching the maturity of the underlying bond).

In addition, part of the NOK bond (NOK 250 million), subject to a rate of 3 month NIBOR + 2.25%, has been swapped with 3 months US LIBOR + 2.40%. This swap agreement has been entered into to minimize the exposure to fluctuations in the USD/NOK exchange rate.

During 2007, the Group has recognized a fair value gain from this agreement amounting to USD 3 441 thousand.

Interest rate swap

The Group also entered into an interest swap agreement for a total of USD 500 million of its total borrowings. Reference is made to note 18. This interest rate swap receives floating interest based on 3 month LIBOR, pays floating rate of interest based on 1 month LIBOR and has maturity April 15, 2008. The swap was done to reduce the Group's funding cost on a 3 month basis.

During 2007, the Group has recognized a fair value loss from this agreement amounting to USD 104 thousand. The Group does not apply hedge accounting. See note 28 for further details regarding risk management.

in USD thousands	2007	
	Assets	Liabilities
Forward foreign exchange contract	3,441	–
Interest rate swap	–	104
Total	3,441	104
Non-current	3,441	–
Current	–	104

22. PROVISIONS AND CONTINGENT LIABILITIES

In 2006, Awilco Offshore signed a Management Agreement with Polycrest AS for the operation and management of the semi submersible drilling rigs on the Norwegian Continental Shelf.

During 2007, the Group decided that the company itself should operate and manage the semi submersible drilling rigs. Awilco Offshore and Polycrest are therefore in negotiations on how to terminate this Management Agreement and different alternatives are being discussed.

In accordance with IAS 37, Awilco Offshore has a contingent liability to Polycrest AS in connection with Polycrest's previous planned role as Manager for Group's semi submersible drilling units.

Due to the nature of the different solutions being discussed it is difficult to give an expected value and describe the possible accounting treatments of this contingent

23. SHARES AND SHAREHOLDERS

The Company's 20 largest shareholders at December 31, 2007:

	Shares	Ownership
Awilco AS	56,625,630	37.90%
UBS AG, London branch	10,266,400	6.87%
Folketrygdfondet	7,302,300	4.89%
Lehman Brothers Inc	5,148,947	3.45%
Deutche Bank (Suisse) S.A.	4,689,761	3.14%
Aweco Holding AS	3,300,000	2.21%
Pictet & Cie Banquiers	3,026,066	2.03%
Verdipapirfond Odin Norden	2,007,387	1.34%
Orkla ASA	2,000,000	1.34%
SIS Segaintersettle AG	1,157,448	0.77%
Euroclear Bank S.A./N.V. ('BA')	1,154,124	0.77%
Nordea Securities AB	1,149,000	0.77%
Watrium AS	1,100,000	0.74%
Morgan Stanley & Co Inc	1,098,068	0.73%
Verdipapirfondet KLP Aksjenorge	985,000	0.66%
Pensjonskassen StatoilHydro	976,200	0.65%
Clearstream Banking S.A.	964,710	0.65%
Miami AS	950,000	0.64%
ODIN Offshore	850,000	0.57%
Vital Forsikring ASA	842,692	0.56%
Total 20 largest shareholders	105,593,733	70.67%
Other shareholders	43,821,754	29.33%
Total number of shares	149,415,487	100.00%

Awilco AS and Aweco Holding AS are associated companies and together hold 40.11% of the Company.

Shares owned by Board members and senior management as of December 31, 2007

Sigurd E. Thorvildsen, Chairman	–
Arne Alexander Wilhelmsen, Director[(1)]	3,300,000
Marianne H. Blystad, Director	–
Tor Bergstrom, Director	–
Heidi Marie Petersen, Director	–
Henrik Fougner, CEO	5,000

(1) Equals the shareholding for Aweco Holding AS, a holding company controlling approximately 60.6% of the main shareholder Awilco AS. Mr. Wilhelmsen controls 32.9% of Aweco Holding AS.

24. ISSUED CAPITAL

in USD thousands, unless otherwise indicated	Number of shares	Share capital	Paid-in premium
Issued capital			
Share issue, January and February 2005	61,133,350	94,051	9,402
Share issue, February 2005	50,000,000	80,000	80,000
Share issue, May 2005	3,000,000	4,724	5,669
Share issue, August 2005	4,396,983	6,924	16,549
Share issue, December 2005 [1]	11,747,547	17,356	55,538
Share issue costs (net of tax effect)	–	–	(4,323)
Reclassification of paid in premium to other equity	–	–	(82,852)
Balance at December 31, 2005	130,277,880	203,056	79,983
Adjustment to share premium	–	–	(153)
Share issue, April 2006	9,500,000	15,323	70,484
Share issue, November 2006	8,974,293	13,946	69,730
Share issue costs (net of tax effect)	–	(1,622)	
Balance at December 31, 2006	148,752,173	232,324	218,423
Share issue, January 2007 [2]	663,314	1,042	5,629
Balance at December 31, 2007	149,415,487	233,367	224,052

All issued shares have a par value of NOK 10 and are of equal rights. Awilco Offshore ASA is incorporated in Norway and the share capital is denominated in NOK. In the table above, the share capital and paid-in premium is translated to USD at the foreign exchange rate in effect at the time of each share issue.

(1) The share issue was resolved by a Board of Directors' meeting held on December 27, 2005, and was registered with the Register of Business Enterprises in January 2006.

(2) Share issue in connection with the acquisition of minority interests in OFRD, which were exchanged for shares in OFRD.

25. EARNINGS PER SHARE

The Group has no dilutive potential ordinary shares at the moment. Therefore, diluted earnings per share is the same as basic earnings per share.

in USD thousands, unless otherwise indicated	2007	2006	2005
Net profit/(loss) attributable to equity holders of the parent	26,177	(1,664)	1,908
Number of shares outstanding	149,415,487	148,752,173	130,277,880
Weighted average number of ordinary shares outstanding	149,400,949	134,370,096	107,351,377
Basic and diluted earnings per share	0.18	(0.01)	0.02

26. RELATED PARTIES

In the normal course of its business, Awilco Offshore enters into a number of transactions with related parties. The Group purchases certain administrative and management services (such as, budgeting, reporting, accounting, legal, etc.) from AWILHELMSEN, which is a major shareholder through its wholly owned subsidiary Awilco AS.

All transactions with related parties have been made on an arms length basis and are settled on a regular basis. The table below provides the total amount of transactions, which have been entered into with related parties for the relevant financial year. Sales and purchases from related parties relates to services rendered under the above mentioned management agreements.

in USD thousands	Year	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
AWILHELMSEN	2007	85	1,656	–	2,683
Premium Drilling	2007	–	–	3,828	6,654
AWILHELMSEN	2006	190	1,449	9	5,802
Premium Drilling	2006	–	–	173	–
AWILHELMSEN	2005	17	1,505	–	5,330

Entity with significant influence over the Group:

Awilco AS, which is a wholly owned subsidiary in the AWILHELMSEN, owned 37.9%, 38.1 % and 45.6% of the shares in Awilco Offshore ASA as of December 31, 2007, 2006 and 2005, respectively.

in USD thousands	2007	2006	2005
Remuneration to the Board of Directors			
Sigurd E. Thorvildsen, Chairman	148	–	–
Other board members	222	62	59
Total	370	62	59
Remuneration expense to the CEO, Henrik Fougner			
Salary	420	239	205
Bonus	517	312	222
Share-based payment	200	1,284	611
Pension	25	56	41
Other	5	30	23
Total	1,167	1,922	1,101
Remuneration expense to the CFO, Arnstein Hernes[1]			
Salary	261		
Bonus	185		
Share-based payment	385		
Pension	–		
Other	3		
Total	833		

(1) Mr. Hernes joined Awilco Offshore as CFO in 2007.

The Group has not issued any loans or security for loans to board members or executive employees. Bonuses to the CEO and CFO are based on an annual evaluation performed by the Board.

The CEO has no contractual right to termination payments on voluntary termination of employment. In the case of forced termination, the CEO is entitled to a maximum of 12 months of salary.

During 2007, the CEO and CFO were awarded 300,000 and 250,000 share appreciation rights, respectively. See note 12 for further details regarding the share incentive plan. As of December 31, 2007, none of the share appreciation rights have been exercised. Total share appreciation rights awarded to the CEO and CFO as of December 31, 2007, are as follows:

CEO, Henrik Fougner			CFO, Arnstein Hernes		
Grant date	Share appreciation rights	Vesting date	Grant date	Share appreciation rights	Vesting date
February 1, 2005	75,000	February 1, 2006[1]	March 29, 2007	50,000	July 1, 2008[2]
February 1, 2005	75,000	February 1, 2007[1]	March 29, 2007	50,000	December 31, 2008[2]
February 1, 2005	75,000	February 1, 2008[1]	March 29, 2007	50,000	October 31, 2009[2]
February 1, 2005	75,000	February 1, 2009[1]	March 29, 2007	50,000	February 1, 2011[2]
December 21, 2007	75,000	July 1, 2008[2]	December 21, 2007	12,500	July 1, 2008[2]
December 21, 2007	75,000	December 31, 2008[2]	December 21, 2007	12,500	December 31, 2008[2]
December 21, 2007	75,000	October 31, 2009[2]	December 21, 2007	12,500	October 31, 2009[2]
December 21, 2007	75,000	February 1, 2011[2]	December 21, 2007	12,500	February 1, 2011[2]
	600,000			250,000	

(1) Exercise period is from February 1,2009 to February 1,2010.

(2) Exercise period is from February 1,2011 to February 1,2012.

27. MINORITY INTERESTS

The percentage of shares owned by minorities and their share of net profit in the subsidiaries of the Group in 2007, 2006 and 2005, are as follows:

in USD thousands, unless otherwise indicated	Minority interest	Share of profit
2007		
Awilco Offshore Management AS	49%	1
2006		
Awilco Offshore Semi AS (formerly OffRig Drilling ASA)	11%	31

There were no minority interests in 2005

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Risk Management Overview

The Group is exposed to a number of different financial market risks arising from our normal business activities. Financial market risk is the possibility that fluctuations in currency exchange rates or interest rates will affect the value of our assets, liabilities or future cash flows.

To reduce and manage these risks, management periodically reviews and assesses its primary financial market risks. Once risks are identified, appropriate action is taken to mitigate the specific risk. The primary strategy used to reduce our financial risk is the use of derivates, where appropriate. Derivates are used periodically in order to minimize the company's various net exposures, as well as minimizing specific exposures. Only well-understood, conventional derivates instruments are used.

It is the management's policy to enter into derivate financial instruments with only highly rated financial institutions. Derivates are only used for the purpose of managing risk associated with currencies and interest rates. The Group does not trade or use instruments with the sole objective of obtaining financial gain on fluctuations in currencies or interest rates.

Currency Risk

The U.S. Dollar is Group's reporting currency as well as the currency of the Group's revenues. The currency exposure related to cash flow and the net result arise mainly from administration and operating expenses, nominated in non-USD currencies, mainly NOK and AUD. Approximately 70% of the company's administration and operating expenses (excluding depreciation) are incurred in non-USD currencies (2006: 67%).

The newbuilding projects are also exposed to currency fluctuations for EUR and NOK. In addition, the Group has NOK 500 million in senior unsecured bonds.

Changes in the value of the U.S. Dollar relative to these currencies could expose the Group to currency risk. To minimize the impact of foreign exchange movements on the Group's results, the Group periodically enters into forward contracts for USD/NOK and USD/EUR to minimize the currency risks associated with certain firm commitments and/or forecasted exposures.

As of December 31, 2007, the Group had 8 drilling rigs under construction with options to build further two rigs. A drilling package for one of the rig options was also under construction. Approximately 77% of the estimated committed investments at December 31, 2007 were in USD, 18% were in NOK and 6% in EUR. Based on the Group's future committed investments in newbuildings, an immediate 5% depreciation of the USD exchange rate versus NOK and EUR would translate into a cost increase of about USD 13 million for the remaining investments under the newbuilding program. The Group constantly monitors it foreign exchange exposure and undertakes measures to mitigate the related risk when considered necessary.

The table below shows the profit before tax sensitivity to a reasonable possible change in the USD exchange rate, with other variables held constant. Changes in the profit before tax are due to changes in the non-USD operating costs, and changes in the fair value of the monetary liabilities.

	Increase/decrease USD rate against AUD/NOK	Effect on profit before tax
2007	+/-5%	+/– USD 8.8 mill.
2006	+/-5%	+/– USD 6.1 mill.

Interest Rate Risk. The Group's exposure to the risk of changes in the market interest rates relates primarily to the long-term debt obligations with floating interest rates. The risk management objective for interest rate risk is to minimize the variations of cash flows arising from changes in interest rates. Depending on the developments and on analysis of the interest rate market, the Group may enter into various contracts to minimize risk relating to its floating rate debt.

At December 31, 2007, approximately 66% of the interest bearing debt was floating (2006: 32%, 2005: 100%). The table below shows the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, on the Group's profit before tax.

	Increase/decrease in basis point on floating interest debt	Effects on profit before tax profit before tax
2007	+/– 5%	+/– USD 1.75 mill.
2006	+/– 5%	+/– USD 0.65 mill.

Credit Risk

The Group trades only with recognized, and what is considered to be creditworthy third parties. Receivable balances are monitored on an ongoing basis and the Group's exposure to bad debt is not significant. The maximum exposure is the carrying amount as shown in note 16. There is no other significant concentration of credit risk within the Group, except for those mentioned below.

With respect to credit risk arising from the other financial assets of the Group, which comprises cash and cash equivalents, available-for-sale financial investments and certain derivative investments, the Group's exposure to credit risk arises from default of the counterparty, with maximum exposure equal to the carrying amount of these instruments.

In connection with the Group's rig building projects the group has made contractual milestone payments to the yards in accordance with the progress of the different projects. As the Group works with reputable yards, the risk for a significant default situation is considered small.

Liquidity Risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. The tool considers the maturity of its financial assets, projected cash flows from operations and forecasted investments in newbuildings.

The liquidity risk management includes maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, the Group maintains sufficient cash for its daily operation via cash deposits and unutilized portions of revolving credit facilities with financial institutions.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted cash flows.

in USD thousands At December 31, 2007	Less than 3 months	3 to 12 months	1 to 3 years	Over 3 years
Interest-bearing loans			826.673	100,000
Other liabilities	5.012	12,002		
Trade and other payables	52,765			
At December 31, 2006				
Interest-bearing loans				567,052
Other liabilities	11,686	5.799		
Trade and other payables	56.894			
At December 31, 2005				
Interest-bearing loans			112,155	
Other liabilities	5.724	5,330		
Trade and other payables	1,101			

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it. in light of changes in economic conditions.

The Group monitors its capital structure using an equity ratio, which is total equity divided by total assets. The Group's policy is to maintain an acceptable equity ratio in the long run. well within the level required by loan covenants. As of December 31 2007. the equity ratio was 28% (2006: 41 %. 2005: 68%).

	2007	2006	2005
Total equity	496,124	487.309	300,220
Total assets	1.754.269	1.193,581	444,740
Equity ratio	28%	41%	68%

Financial Instruments

Fair value of Financial Instruments

Set out below is a comparison by category of carrying amounts and fair value of the Group's financial instruments that are included in the financial statements. The following estimated fair value amounts of the Group's financial instruments have been determined by the Group. using appropriate market information and valuation methodologies. The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The fair value of derivatives and borrowings has been calculated by discounting the expected future cash flows at prevailing interest rates.

In USD thousands		31.12.2007		31.12.2006		31.12.2005	
Financial assets	*Notes*	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Bank deposits	*15*	35.372	35.372	67.741	67.741	35.753	35.753
Available-for-sale financial assets	*10*	39.456	39.456	40.381	40.381	39.252	39.252
Derivate financial instruments	*21*	3.441	3.441	–	–	–	–
Loan Pledge (non-current)		17.170	17.170	22.894	22.894	–	–
Loan Pledge (current)		5.723	5.723	5.723	5.723	–	–
Financial Liabilities							
Current interest-bearing liabilities	*17*	5.723	5.723	–	–	–	–
Non-current interest-bearing loans:							
Bank Borrowing No.1	*17*	–	–	–	–	52.920	52.920
Bank Borrowing No.2	*17*	719.548	719.548	246.017	246.017	59.235	59.235
Senior unsecured USD bond	*17*	98.571	100,000	98.167	100.000	–	–
Senior security priority bond	*17*	199.924	204.000	199.975	205.000	–	–
Eksport Finans	*17*	17.170	17.170	22.894	22.894	–	–
Senior unsecured NOK bond	*17*	91.459	90,544	–	–	–	–
Derivative financial instruments	*21*	104	104	–	–	–	–

29. SUBSEQUENT EVENTS

In January 2008, Awilco Offshore signed a MUSD 335.6 loan agreement for its third semi rig WilPromoter. The loan agreement is with Citibank, Eksportfinans/GIEK and The Export-Import Bank of China. With the signing of this loan agreement, all the 13 rigs Awilco Offshore has in operation or under construction are now financed.

In January 2008, WilForce received a Notice of Tender Award from Repsol Exploration Murzuq S.A. for an estimated 5 month drilling program offshore Libya. Expected start-up of this program is 3Q 2008.

In January 2008, Awilco Offshore took delivery of its fourth high specification jack-up drilling rig, WilBoss. The rig was delivered from KeppelFELS Shipyard in Singapore. The rig commenced on its 6 month contract with Premier Oil Vietnam Offshore BV offshore Vietnam early March 2008.

In March 2008, Awilco Offshore took delivery of its fifth high specification jack-up drilling rig, WilForce. The rig was delivered from PPL Shipyard in Singapore and is expected to start on its work with Respol offshore Libya during 3Q 2008.

The following are the audited financial statements of the Target Group for the financial year ended 31 December 2006 extracted from the published annual financial statements of the Target Group for the year ended 31 December 2006 which are not qualified.

Profit and loss statement

In USD thousands, except earnings per share

	Notes	**2006**	**2005**
Operating income		69,585	42,040
Gain on disposal of fixed assets and other income		934	42
Operating revenue	*4*	70,519	42,082
Rig operating expenses	*5*	27,982	21,551
General and administrative expenses	*5*	12,626	6,830
Depreciation and amortization	*6*	9,952	7,223
Share of loss from joint venture	*8*	7,070	1,073
Share of loss from associates	*9*	53	–
Operating expenses		57,683	36,677
Operating profit		12,835	5,405
Interest income		1,455	2,273
Interest expense	*5*	(13,054)	(4,776)
Net foreign exchange loss		(3,730)	(105)
Other financial items		(925)	(456)
Net financial items		(16,255)	(3,064)
Profit/(loss) before tax		(3,419)	2,341
Tax benefit/(expense)	*14*	1,787	(433)
Net profit/(loss)		(1,633)	1,908
Attributable to minority interests		31	–
Attributable to shareholders of the parent		(1,664)	1,908
Basic and diluted earnings per share	*24*	(0.01)	0.02

Balance sheet
In USD thousands

	Notes	2006	2005
ASSETS			
Non-current assets			
Property, plant and equipment	*6*	941,323	282,091
Investments in shares	*11*	40,381	39,252
Investment in joint venture		–	2,049
Loan pledge	*17*	28,617	–
Other non-current assets		164	–
Total non-current assets		1,010,485	323,392
Current assets			
Financial investments	*10*	83,248	73,987
Trade receivables	*16*	19,919	10,531
Prepayments and other receivables	*16*	12,187	1,076
Cash and cash equivalents	*15*	67,741	35,753
Total current assets		183,096	121,348
Total assets		1,193,581	444,740
EQUITY AND LIABILITIES			
Equity			
Paid in capital	*23*	450,747	283,039
Other equity		2,810	5,762
Asset revaluation reserve		12,549	11,419
		466,107	300,220
Minority interests		21,202	–
Total equity		487,309	300,220

	Notes	**2006**	**2005**
Non-current liabilities			
Deferred tax liability	*14*	27,697	3,882
Long-term interest-bearing debt	*17*	567,052	112,155
Net pension liabilities	*13*	337	183
Other liabilities	*19*	11,648	2,038
Total non-current liabilities		606,734	118,258
Current liabilities			
Current portion of long-term debt	*17*	25,158	11,440
Trade and other payables	*20*	74,379	12,155
Accruals, provision		–	–
Income tax payable	*14*	–	2,666
Total current liabilities		99,538	26,262
Total equity and liabilities		1,193,581	444,740

Cash Flow Statement
In USD thousands

	Notes	**2006**	**2005**
Profit/(loss) before tax		(3,419)	2,341
Adjustments for:			
Depreciation and amortization	*6*	9,952	7,223
Gain on disposal of property, plant and equipment		(3)	(21)
Share of loss from joint venture	*8*	7,070	1,073
Share of loss from associates		53	–
Increase/decrease receivables and prepayments		10,634	(1,630)
Increase/decrease payables and accruals		6,508	7,796
Increase/decrease other provisions		4,709	183
Income taxes paid		(2,666)	–
Net cash flow from (used in) operating activities[1]		32,837	16,966
Purchase of property, plant and equipment		(333,046)	(192,090)
Investments in financial assets		–	(8,552)
Acquisition of a subsidiary, net of cash acquired	*3*	8,317	–
Net cash flow from (used in) investing activities		(324,705)	(200,643)
Proceeds from interest-bearing debt, net		419,269	132,920
Payment of interest-bearing debt		(151,084)	(103,787)
Proceeds from issuance of shares, net		84,185	166,070
Net cash flow from (used in) financing activities		352,370	195,202
Net change in cash and cash equivalents		60,502	11,526
Loan pledge	*17*	(28,617)	–
Net foreign exchange difference		103	–
Cash and cash equivalents at beginning of period		35,753	24,228
Cash and cash equivalents at end of period		67,741	35,753

	2006	**2005**
(1) Interest paid	10,072	11,210
Interest paid relating to construction of drilling rigs	4,939	5,499
Interest received	1,455	2,273

Statement of changes in equity

In USD thousands

	Attributable to equity holders of the parent						
	Issued capital	Share premium	Retained earnings	Other reserves	Total	Minority interest	Total equity
Equity per opening balance[1]	94,051	9,402	(78,467)	-	24,986	-	24,986
Reversal of pro forma adjustments[1]	-	-	5,190	-	5,190	-	5,190
Share issue no 1	80,000	80,000	-	-	160,000	-	160,000
Share issue no 2	4,724	5,669	-	-	10,394	-	10,394
Share issue no 3	6,924	16,549	-	-	23,474	-	23,474
Share issue no 4[2]	17,356	55,538	-	-	72,894	-	72,894
Share issue costs	-	(4,323)	-	-	(4,323)	-	(4,323)
Reclassification of paid in premium to other equity	-	(82,852)	82,852	-	-	-	-
Net profit	-	-	1,908	-	1,908	-	1,908
Revaluation of available-for-sale investments	-	-	-	11,419	11,419	-	11,419
Translation adjustments	-	-	-	(5,722)	(5,722)	-	(5,722)
Equity at December 31, 2005	203,056	79,983	11,483	5,698	300,220	-	300,220
Adjustment to share premium	-	(153)	-	-	(153)	-	(153)
Share issue no 1	15,323	70,484	-	-	85,806	-	85,806
Share issue no 2	13,946	69,730	-	-	83,676	-	83,676
Share issue costs	-	(1,622)	-	-	(1,622)	-	(1,622)
Tax effect relating to OFRD share issue	-	-	1,581	-	1,581	-	1,581
Revaluation of available-for-sale investments	-	-	-	1,129	1,129	-	1,129
Contribution from previous shareholder	-	-	395	-	395	-	395
Minority interest in OFRD						21,171	21,171
Net loss	-	-	(1,664)	-	(1,664)	31	(1,633)
Adjustment to group value, OFRD	-	-	-	(3,264)	(3,264)	-	(3,264)
Equity at December 31, 2006	232,324	218,423	11,796	3,563	466,107	21,202	487,309

(1) See the Group's 2005 annual report for further information.

(2) The share issue was resolved by a Board of Directors' meeting held on December 27, 2005, and was registered with the Register of Business Enterprises in January 2006.

Notes to the Awilco Offshore consolidated accounts

1 CORPORATE INFORMATION

Awilco Offshore ASA is a public limited liability company incorporated and domiciled in Norway. The address of the main office is Beddingen 8 Aker Brygge, 0250 Oslo, Norway.

The consolidated financial statements for the year ended December 31, 2006, were approved by the Board of Directors on March 29, 2007.

The principal activity of Awilco Offshore ASA and its subsidiaries is the investment in and operation of jack-up drilling rigs, semi submersible drilling rigs and accommodation rigs.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of Awilco Offshore ASA and its subsidiaries (the "Group") are prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements are prepared on a historical cost basis, except for investments bought for market purposes or available-for-sale which have been measured at fair value and are presented in USD, except as otherwise indicated.

Basis of consolidation

The consolidated financial statements include Awilco Offshore ASA and its subsidiaries as of December 31 for each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All inter-company transactions and balances are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Joint ventures

The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognizes its interest in the joint venture using the equity method. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group's share of the profit or loss of the investee after the date of acquisition. The Group's share of the profit or loss of the investee is recognized in the Group's profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

Associates

The Group's investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Group determines whether it is necessary to recognize any impairment loss with respect to the Group's net investment in the associate. The Group's share of the

results of operations of the associate is recognized through profit and loss. Where there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and information on potential liabilities. Estimates are based upon management's best knowledge of information available at the date the financial statements are authorized for issue. Future events may lead to these estimates being changed. Such changes will be recognized when new estimates can be determined with certainty.

Assumptions regarding share-based payments are stated in note 12.

Assumptions regarding pension liabilities are stated in note 13.

Revenue

Revenue is recognized when persuasive evidence of an agreement exists, the service has been delivered, fees are fixed and determinable, collectables are probable and when other significant obligations have been fulfilled. Revenues from the rigs are recognized based on contractual daily rates or on a fixed price basis.

Revenues from time charters and bareboat charters accounted for as operating leases under IAS 17 are recognized on a straight-line basis over the rental periods of such charters, as service is performed.

Foreign currency

The financial statements are presented in USD, which also is the Group's functional currency. When translating financial statements for foreign entities from local currency into USD assets and liabilities are translated using year-end exchange rates, and results are translated using the average exchange rates for the reporting period.

Transactions in foreign currencies are recorded at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates in effect at the dates of the initial transactions.

Leases

For operating leases, the lease payments (that is time charter hires and bareboat hires) are recorded as ordinary operating income, and charged to profit and loss on a straight-line basis over the term of the relevant lease.

Property, plant and equipment

Rigs and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition. In situations where it can be clearly demonstrated that expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of the asset.

Depreciation is calculated using the straight-line method for each asset, after taking into account the estimated residual value, over its expected useful life. Components of fixed assets with different economic useful lives are depreciated over their respective useful lives. The expected useful lives of the assets are as follows:

Rigs	30 years*
Equipment and components of rigs	15-30 year*
Office equipment, cars, etc.	3-10 years

* Certain elements, such as costs recognized in connection with major classification/ dry-docking, have shorter useful lives and are depreciated over shorter periods.

Docking expenses are regarded as a separate part of the rig value and are classified as depreciation, with a different depreciation period than the rig.

Newbuilding contracts include payments made under the contracts, capitalized interest and other costs directly associated with the newbuilding program. Capitalized value is reclassified from rigs under construction to rigs upon delivery from the yard, which is when the asset is considered available for its intended use and depreciation commences.

The residual values and useful lives of the assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and at least on an annual basis. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Impairment losses recognized in prior years are reversed and recorded in profit and loss when there is an indication that previous impairment losses recognized no longer exist or have decreased.

Financial assets

Under IAS 39(R), the Group classifies its investments into the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity or available-for-sale depending on the purpose for acquiring the investments as well as ongoing intentions. Financial assets are recognized initially at fair value, and in the case of investments not at fair value through profit or loss directly attributable transaction costs. All regular way purchases and sales of financial assets are recognized on the trade date (that is, the date that the Group commits to purchase or sell the asset.)

Investments in shares are either categorized as held-for-trading or available-for-sale. Financial instruments that are held with the intention of making a gain on short-term fluctuations in prices are classified as financial assets at fair value through profit and loss. Other financial instruments, with

the exception of loans and receivables originally issued by the Group, are classified as available-for-sale. Such investments are carried at fair value as observed in the market at the balance sheet date. Fair value is determined by reference to published price quotations in an active market.

The derecognition of a financial instrument takes place when the Group no longer controls the contractual right that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

The Group evaluates the designation of each financial asset at each financial year end.

Trade and other receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Cash, cash equivalents and cash flow statement

Cash represents cash on hand and deposits with banks that are repayable on demand.

Cash equivalents represent short-term, highly-liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less.

The cash flow statement is prepared using the indirect method.

Long-term interest-bearing debt

All borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost using the effective interest method.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

First year installments of long-term debt are classified as current liabilities.

Borrowing costs are capitalized and then amortized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Other borrowing costs are recognized as an expense when incurred.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized through profit and loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pension and other post-employment benefits

The present value of the pension liabilities under defined benefit pension plans has been calculated based on actuarial principles. The present value of the pension plan liabilities and assets is recorded net and classified as either long-term liabilities or long-term assets. The change in net pension liabilities is expensed in the profit and loss account as personnel expenses. The effect of changes in estimates, change in pension plans and actuarial gains and losses are recognized as income or expense over the average remaining service period.

Net pension expenses include the present value of pension earnings for the period, interest expense on pension obligations incurred, expected return on the pension funds and the amortized effect of changes in estimates and plans.

Share-based transactions

Employees receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for share appreciation rights with cash settlement.

The cost of the share-based incentive plan is measured, at each balance sheet date, by reference to the fair value at the date which they are granted. The fair value is determined by an external valuer using an option pricing model (Black & Scholes). The cost of the sharebased payment is recognized, together with a corresponding accrual, over the vesting period. The cumulative expense recognized for equity settled transaction at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best available estimate of the number of equity instruments that will ultimately vest.

Taxes

Income tax payable for the current and prior periods is measured at the amount expected to be paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the profit and loss statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Segment information

Segment information is prepared in conformity with the accounting policies adopted for the Group's consolidated financial statements. There have not been any transactions between the segments.

Changes in accounting policies

The Group has applied the following IFRSs and revised IASs as from January 1, 2006:

IAS 19 – Employee Benefits

The Group adopted the amendments to IAS 19 in 2006. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ended December 31, 2006 and 2005, but has not had a recognition or measurement impact, as the Group has chosen not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IFRIC 4 – Determing Whether an Arrangement Contains a Lease

The Group adopted IFRIC 4 in 2006, which requires the determination of whether an arrangement contains a lease to be based on the substance of the arrangement. This change in accounting policy has not had any impact on the Group as of December 31, 2006 and 2005.

Changes in IFRS that may affect the Group after December 31, 2006

The Group will apply IFRS 7 – Financial Instruments: Disclosures, in 2007. The application of this new standard will result in additional disclosures on financial instruments.

The IASB has published IFRS 8 – Operating Segments, which requires to present segment information as it is reviewed by the chief operating decision maker. The Group will apply IFRS 8 in 2009.

3 BUSINESS COMBINATIONS

On November 16, 2006, Awilco Offshore increased it's investment in the voting shares of OffRig Drilling ASA (OFRD) from 43.2% to 69.2%, gaining control of OFRD. At December 31, 2006, Awilco Offshore's investment in OFRD was 89.4%.

On January 8, 2007, Awilco Offshore, having reached an ownership of the voting shares of OFRD of 91.2%, announced plans to initiate a compulsory acquisition of the remaining outstanding shares of OFRD in accordance with the regulations of the Norwegian Public Limited Companies Act § 4-25.

The fair value of identifiable assets and liabilities of OFRD as of the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

In USD thousands	Fair value recognized on acquisition	Carrying value
Semi submersible drilling rigs	293,674	192,454
Other assets	113,792	113,792
Cash and cash equivalents	25,080	25,080
	432,546	331,326
Minority interests	(21,171)	-
Financial liabilities	(199,446)	(195,546)
Other liabilities	(6,345)	(6,345)
Deferred income tax liability	(27,250)	-
	(233,041)	(201,891)
Net assets	178,334	129,435

In USD thousands	
Cost	
AWO shares issued this year	90,848
Consideration paid in prior year	70,723
Cash paid this year	16,763
Total	178,334
Cash outflow on acquisition	
Net cash acquired with the subsidiary	25,080
Cash paid	(16,763)
Net cash outflow	8,317

Since the valuation of the assets and liabilities of OFRD is still in process, the above values are determined provisionally.

If the combination had taken place at the beginning of the year, the net loss for the Group would have been USD1,108 thousand and revenue would have remained USD70,519 thousand.

The Group's share of profit since the acquisition date included in Profit and loss was USD263 thousand.

4 SEGMENT INFORMATION

The primary segment reporting format is business segments, since the Group's risks and rates of return are affected predominantly by differences in the products and services offered. Secondary information is reported geographically. The operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products.

The segment for accommodation rigs comprises of two units, Port Rigmar and Port Reval. These units are two of only four units in the world that are approved for work on the Norwegian Continental Shelf.

The segments for jack-up drilling rigs contains two delivered rigs, five contracted rigs and one option.

The segments for semi submersible rigs contains two contracted rigs and two options.

There have not been any transactions between the segments.

Segment information 2006

In USD thousands	Accommodation rigs	Jack-up rigs	Semi submersible drilling rigs	Other	Total
Operating revenue	61,829	8,496	–	193	70,519
Operating expenses	(25,795)	(2,187)	–	–	(27,982)
Depreciation	(7,639)	(2,234)	(3)	(75)	(9,952)
Administrative expenses	(410)	(3,184)	(790)	(8,243)	(12,626)
Share of loss from joint venture	–	(7,070)	–	–	(7,070)
Share of loss from associates	–	–	–	(53)	(53)
Operating profit/(loss)	27,985	(6,178)	(793)	(8,178)	12,835
Assets	73,983	523,908	343,145	287	941,323
Segment trade and other payables[1]	4,249	476	52,491	17,164	74,380
Mortgage debt (incl. 1 year installment)	82,905	211,164	199,975	98,167	592,211
Investments	4,816	321,105	49,189	135	375,246
Investments in joint venture	–	(5,055)	–	–	(5,055)

Segment information 2005

In USD thousands	Accommodation rigs	Jack-up drilling rigs	Semi submersible drilling Rigs	Other	Total
Operating revenue	42,048	–	–	34	42,082
Operating expenses	(21,551)	–	–	–	(21,551)
Depreciation	(7,172)	–	–	(52)	(7,223)
Administrative expenses	(422)	(844)	–	(5,565)	(6,830)
Share of loss from joint venture	–	(1,073)	–	–	(1,073)
Operating profit/(loss)	12,904	(1,916)	–	(5,583)	5,405
Assets	76,807	205,037	–	248	282,091
Segment trade and other payables[1]	3,897	400	–	7,859	12,155
Mortgage debt (including one year installment)[2]	71,429	52,166	–	–	123,595
Investments	8,775	183,016	–	299	192,090
Investment in joint venture	–	2,049	–	–	2,049

(1) Includes USD5.8 million and USD5.6 million payable to Awilco AS for 2006 and 2005, respectively. Awilco AS is the major shareholder of Awilco Offshore ASA and is a wholly owned subsidiary of the Anders Wilhelmsen group.

(2) Relates to project financing related to the accommodation- and jack-up rigs, respectively. See note 18 for further information.

Segment information by geographic area

The geographical split of operating income refers to which continental shelf the rigs were employed during the reporting period. As the rigs are moveable they may be employed in different jurisdictions during a reporting period. Therefore, depreciation is not split by geographical area. The same applies for administrative expenses, fixed assets and investments.

Segment information 2006

In USD thousands	UK	Norway	Saudi Arabia	Other, unallocated	Total
Operating revenue	21,463	40,367	8,496	193	70,519
Operating expenses	(9,285)	(16,510)	(935)	(1,251)	(27,982)
	12,178	23,857	7,562	(1,058)	42,537
Depreciation				(9,952)	(9,952)
Administrative expenses				(12,626)	(12,626)
Share of loss from joint venture				(7,070)	(7,070)
Share of loss from associates				(53)	(53)
Operating profit/(loss)	12,178	23,857	7,562	(30,760)	12,835

Segment information 2005

In USD thousands	UK	Norway	Saudi Arabia	Other unallocated	Total
Operating revenue	11,976	30,072	–	34	42,082
Operating expenses	(4,893)	(16,657)	–	–	(21,551)
	7,082	13,415	–	34	20,531
Depreciation				(7,223)	(7,223)
Administrative expenses				(6,830)	(6,830)
Share of loss from joint venture				(1,073)	(1,073)
Operating profit/(loss)	7,082	13,415	–	(15,092)	5,405

5 SPECIFICATION OF REVENUE AND EXPENSES

In USD thousands	**2006**	**2005**
Rig operating expenses		
Crewing expenses	15,578	11,370
Maintenance and stores	1,789	2,134
Spare parts and repairments	2,435	3,256
Damages	250	–
Insurance	1,735	1,070
Other operating expense	6,196	3,720
Total	27,982	21,551
General and administrative expenses		
Employee benefits expense[1]	7,298	3,961
Management fees from related parties[2]	1,449	1,505
Other administrative expenses	3,880	1,364
Total	12,626	6,830

(1) See note 12, Employee benefits expense, for further details.

(2) See note 25, Related parties, for further details.

Fees to the Group's auditors are included in general and administrative expenses. The amounts for 2006 and 2005 are shown below:

In USD thousands	**2006**	**2005**
Audit fees (excluding VAT)	128	21
Audit related fees (excluding VAT)	22	62
Tax related fees	14	–
Other	21	–
Total	186	83

In USD thousands	**2006**	**2005**
Interest expense		
Bank loans	4,504	4,292
Senior unsecured bonds	8,194	–
Other loans	315	–
Related parties	9	484
Other	31	–
Total	13,054	4,776

6 PROPERTY, PLANT & EQUIPMENT

In USD thousands	Accom-modation rigs	Jack-up drilling rigs	Jack-up drilling rigsunder construction	Semi submer-sible drilling rigs under construction	Other	Total
Acquisition cost at January 1, 2005	86,606	–	22,021	–	–	108,627
Newbuilding, upgrades and reconstruction	8,775	–	183,016	–	299	192,090
Acquisition cost at December 31, 2005	95,381	–	205,037	–	299	300,717
Newbuilding, upgrades and reconstruction	4,816	–	321,105	49,189	135	375,246
Transfer from under construction	–	258,629	(258,629)	–	–	–
Acquisition of a subsidiary	–	–	–	293,674	285	293,959
Disposals	–	–	–	–	(29)	(29)
Acquisition cost at December 31, 2006	100,197	258,629	267,513	342,863	691	969,893
Accumulated depreciation at January 1, 2005	11,403	–	–	–	–	11,403
Depreciation	7,172	–	–	–	52	7,223
Accumulated depreciation at December 31, 2005	18,574	–	–	–	52	18,626
Depreciation	7,639	2,234	–	–	79	9,952
Disposal of assets	–	–	–	–	(9)	(9)
Accumulated depreciation at December 31, 2006	26,214	2,234	–	–	122	28,570
Net carrying amount						
At December 31, 2006	73,983	256,395	267,513	342,863	569	941,323
At December 31, 2005	76,807	–	205,037	–	248	282,091
Specification of capitalization during 2006						
Installments to shipyards	–	–	294,893	–	–	294,893
Acquisitions, reconstruction, capitalized costs	4,816	–	21,273	342,863	421	369,373
Capitalized borrowing costs	–	–	4,939	–	–	4,939
Transfer from under construction	–	258,629	(258,629)	–	–	–
Total capitalized during the year	4,816	258,629	62,476	342,863	421	669,205
Specification of capitalization during 2005						
Installments to shipyards	–	–	170,395	–	–	170,395
Acquisitions, reconstruction, capitalized costs	8,775	–	7,122	–	299	16,196
Capitalized borrowing costs	–	–	5,499	–	–	5,499
Total capitalized during the year	8,775	–	183,016	–	299	192,090

Assets are depreciated on a straight-line basis over their expected lives as follows:

Rigs	30 years*
Equipment, components of the rigs	10-30 years*
Office equipment, cars, etc.	3-10 years

* Certain components, such as costs recognized in connection with major classification/dry-docking, have shorter useful lives.

As of December 31, 2006, the Group had entered into five newbuilding contracts to build jack-up drilling rigs. Three contracts are with the PPL yard and the remaining two contracts are with the Keppel yard. Further, the Company had two semi submersible drilling rigs under construction at the Yantai Raffles Shipyard in China. The capitalized amounts on all newbuilding contracts include the installments paid to the yards according to the construction contracts, initial project costs, project management costs, capitalized borrowing costs and other costs directly associated with the newbuilding program.

Estimated delivered cost for the contracted jack-up rigs, including yard contract prices, newbuilding supervision, owner furnished equipment, spares, financing and other project expenses, are specified as follows:

Contracted jack-up rigs	Yard	Delivery	Delivered cost
WilSuperior	PPL	2Q07	USDm 130
WilBoss	Keppel	4Q07	USDm 134
WilForce	PPL	4Q07	USDm 144
WilSeeker	PPL	2Q08	USDm 143
WilStrike	Keppel	2Q09	USDm 163
WilConfidence(1)	PPL	2Q09	USDm 149

(1) Option excercised in March 2007.

Contracted semi submersible rigs	Yard	Delivery	Delivered cost
WilPioneer	Yantai Raffles	2Q08	USDm 331
WilInnovator	Yantai Raffles	4Q08	USDm 355
WilPromoter(1)	Yantai Raffles	4Q09	USDm 365

(1) Option exercised in January 2007.

The delivered costs for the semi submersible drilling rigs include contract prices with the yard and the drilling package, project- and supervison costs and finance costs during construction.

Modification costs for WilInnovator and WilPromoter in connection with the Hydro contract on Troll are not included in the numbers above. The cost is expected to be approximately USD30 million per rig. These cost will be paid by Hydro, either through an increased day rate or as a lump sum.

7. INVESTMENT IN SUBSIDIARIES

The consolidated financial statements include the financial statements of Awilco Offshore ASA and its subsidiaries listed in the following table:

Subsidiary	Country of incorporation	Ownership interest	Included in consolidated financial statements from
Port Rigmar AS	Norway	100%	2005
Awilco Sea Beds AS	Norway	100%	2005
Wilhelmsen Oil & Gas AS	Norway	100%	2005
Awilco Sea Beds II AS	Norway	100%	2005
Wilpower AS	Norway	100%	2005
Wilcraft AS	Norway	100%	2005
Awilco Drilling Ltd	Bermuda	100%	2005
Wilsuperior Ltd	Bermuda	100%	2005
Wilforce Ltd	Bermuda	100%	2005
Wilpower Ltd	Bermuda	100%	2005
Wilcraft Ltd	Bermuda	100%	2005
Wilseeker Ltd	Bermuda	100%	2006
Wilstrike Ltd	Bermuda	100%	2006
Wilboss Ltd	Bermuda	100%	2006
AWO Rig Holding AS	Norway	100%	2006
Wilconfidence Pte Ltd	Singapore	100%	2006
OffRig Drilling ASA	Norway	89%	2006

8. INVESTMENT IN JOINT VENTURE

In June 2005, Awilco Offshore ASA and Sinvest ASA established a jointly owned entity, Premium Drilling, to manage the operation of the companies' fleet of jack-up drilling rigs. The joint venture is accounted for using the equity method.

Premium Drilling is a private entity that is not listed on any public exchange. Therefore, no published quotation price for the fair value of the investment is available. The reporting date of Premium Drilling follows the calendar year.

Name	Country of incorporation	Ownership interest
Premium Drilling AS	Norway	50%

The effective share of the assets, liabilities, revenues and expenses of the jointly controlled entity at December 31, are as follows:

In USD thousands	2006	2005
Operating revenue	2,169	–
Operating expenses	(9,150)	(1,101)
Net financial items	(89)	28
Loss before tax	(7,070)	(1,073)
Taxes	–	–
Net loss[1]	(7,070)	(1,073)
Non-current assets	549	51
Current assets	4,665	2,357
Total assets	5,214	2,408
Net equity	(5,055)	2,049
Non-current liabilities	4,691	–
Current liabilities	5,578	359
Total liabilities	10,269	359
Total equity and liabilities	5,214	2,408

The negative carrying value at December 31, 2006 is classified as an other non-current liability.

The Group has no further capital commitments in relation to its ownership interest in Premium Drilling AS.

(1) Includes share-based payment expense of USD 4,379 thousand and USD 227 thousand, for 2006 and 2005, respectively.

9. ASSOCIATES

On November 16, 2006, Awilco Offshore increased it's investment in OffRig Drilling ASA (OFRD) to 69.2%, gaining control of the company. As a consequence, OFRD is treated as a subsidiary and is no longer considered an associate. See note 3, Business combinations, describing the acquisition of OFRD for further details.

Below is the Company's share of profit until control was obtained in OFRD:

in USD thousands	2006	2005
Share of loss in associate	53	–

10. FINANCIAL INVESTMENTS

	2006	2005
Forward agreements[(1)]	–	73,987
Short-term investments[(2)]	82,818	–
Other	430	–
Total	83,248	73,987

(1) On December 30, 2005, Awilco Offshore entered into an agreement to acquire approximately 38% of OffRig Drilling ASA (formerly Offshore Rig Services ASA,OFRD) for NOK 26 per share. The transaction was completed in January 2006. Because the acquistion was not finalized at December 31, 2005, the investment was recorded as a forward agreement, in accordance with IAS 39, and classified as a current asset. The assumed fair value at December 31, 2005 is deemed to be equal to the agreed acquisition price. In addition, no share of profit has been recorded for the year. At December 31, 2006, Awilco Offshore ownership in OFRD was 89.4%. See note 3, Business combinations, for further details.

(2) Consist of investments in highly rated commercial paper, which is valued at market value.

11. INVESTMENT IN SHARES

In August 2005, the Group acquired approximately 20% of the shares in Petrojack ASA. Because Awilco Offshore does not have representation on the board of Petrojack ASA, it does not have significant influence. Therefore, the investment is classified as an available-for-sale investment and fair value adjustments are recorded to directly to equity. Fair value equals the listed price at year end.

Awilco Offshore and Sinvest ASA own approximately 36% of the shares in Petrojack ASA. The companies have an agreement to cooperate on their investments in Petrojack ASA.

In USD thousands, unless otherwise indicated	**2006**	**2005**
Ownership interest	18.5%	19.8%
Share investment at cost	27,832	27,832
Value adjustment	12,549	11,419
Net carrying amount	40,381	39,252

12. EMPLOYEE BENEFITS EXPENSE

In USD thousands	2006	2005
Salaries and social security tax	1,613	790
Bonuses	1,043	783
Pension costs, defined benefit/contribution plan	363	247
Expense of share-based payments	4,279	2,141
Total	7,298	3,961
Number of employees (at December 31)	5	5

Awilco Offshore has an employee share incentive plan for senior management. Under the incentive plan, management is granted share appreciation rights where the employees are entitled to a cash payment equivalent to the gain that would have arisen from a holding of a particular number of shares from the date of the grant to the date of exercise. The share appreciation rights are vested over four years from the date of grant.

The fair value of the share appreciation rights has been estimated using the Black & Scholes option pricing model.

Fair value at December 31, 2006

In USD thousands, unless otherwise indicated

Grant date	Share appreciation rights	Vested	Fair value	Vesting %	Cost[1]
February 1, 2005	250,000	February 1, 2006	1,880	100.0%	2,092
February 1, 2005	250,000	February 1, 2007	1,880	95.8%	2,003
February 1, 2005	250,000	February 1, 2008	1,880	63.8%	1,335
February 1, 2005	250,000	February 1, 2009	1,880	47.9%	1,001
	1,000,000		7,518		6,431
				Foreign exchange effect	163
				Fair value at December 31, 2006	6,594

Fair value at December 31, 2005

In USD thousands, unless otherwise indicated

Grant date	Share appreciation rights	Vested	Fair value	Vesting%	Cost[1]
February 1, 2005	250,000	February 1, 2006	940	91.2%	1,028
February 1, 2005	250,000	February 1, 2007	940	45.6%	514
February 1, 2005	250,000	February 1, 2008	940	30.4%	343
February 1, 2005	250,000	February 1, 2009	940	22.8%	257
	1,000,000		3,759		2,141
			Foreign exchange effect		(103)
			Fair value at December 31, 2005		2,038

(1) includes social security tax

Assumptions	2006	2005
Dividend yield	0%	0%
Expected volatility	48.4%	41.1%
Risk free interest rate	3.3%	3.3%
Expected life of options	2.09	3.09
Strike price	NOK 20.00	NOK 20.0
Spot price at the end of year	NOK 65.00	NOK 42.4

13 PENSIONS

Awilco Offshore has set up a defined benefit scheme with a life insurance company to provide pension benefits for its employees. The scheme provides entitlement to benefits based on future service from the commencement date of the scheme. These benefits are principally dependent on an employee's pension qualifying period, salary at retirement age and the size of benefits from the National Insurance Scheme. Full retirement pension will amount to approximately 70% of the scheme pensionqualifying income. The scheme also includes entitlement to disability, spouses and children's pensions. The retirement age under the scheme is 67 years.

Awilco Offshore may at any time make changes to the terms and conditions of the pension scheme and will inform the employees of any such changes. The benefits accruing under the scheme are funded obligations.

All pension schemes are calculated in accordance with IAS 19. When the accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions exceed 10% of the higher of pension benefits obligations and pension plan assets, the excess is recognized over the estimated average remaining service period.

The amounts recognized are determined as follows:

In USD thousands	2006	2005
Pension cost		
Service cost	213	91
Interest cost	111	57
Estimated return on plan assets	(87)	(33)
Amortization of actuarial gain/loss, past service cost	92	116
Net pension cost	329	231
Social security tax	33	16
Total	363	247
Benefit asset/(obligation)		
Benefit obligation	(3,561)	(2,281)
Plan assets	1,756	1,165
Funded status	(1,804)	(1,116)
Social security tax	(254)	(157)
Unamortized actuarial loss/gain, past service cost	1,722	1,090
Net obligation	(337)	(183)
Movements in the benefit asset/(liability) during the year		
Benefit asset/(obligation) per opening balance	(183)	-
Benefit expense	(363)	(247)
Contributions	224	64
Foreign exchange differences	(15)	-
Benefit asset/(obligation) per ending balance	(337)	(183)
Assumptions		
Estimated return on plan assets	5.40%	5.50%
Discount rate	4.35%	4.50%
Salary increase	4.50%	3.30%
Increase of national Insurance Basic Amount (G)	4.25%	3.30%
Rate of pension increase	4.25%	3.30%
Voluntary resignations	0.40%	0.74%
Social security tax	14.10%	14.10%

The Company employed the offshore group of the Anders Wilhelmsen group, in this context the Company assumed the obligations and benefits under the pension scheme already established by previous employer. The past service cost is amortized over the remaining service period.

Actual return on plan asset was USD 21 thousand for the year 2005.

Analysis of the plan assets

The defined benefit scheme is financed through an insurance contract with Storebrand Livsforsikring AS. The asset allocation at December 31 is set out below:

	2006	2005
Debt instruments	59%	57%
Equity instruments	27%	27%
Money market and similar	3%	6%
Property	11%	10%
Total	100%	100%

14 INCOME TAX

In USD thousands	2006	2005
Current income tax		
Current income tax charge	–	(4,576)
Adjustments to previous years	–	227
Deferred income tax		
Relating to origination and reversal of temporary differences	1,787	3,916
Income tax benefit/(expense)	1,787	(433)

Reconciliation of total income tax expense during the year to the income tax expense at the statutory income tax rate applicable in Norway:

	2006	2005
Profit/(loss) before tax	(3,419)	2,341
Tax at Norway's statutory income tax rate of 28%	(957)	656
Non-deductible expenses	(829)	4
Adjustment to previous years	–	(227)
Income tax expense/(benefit)	(1,787)	433
Tax effect charged to equity is as follows;		
Tax effect of share issue costs	(177)	(435)

Deferred income tax at December 31 relates to the following:

	2006	2005
Deferred tax assets		
Accrued liabilities, other provisions	2,135	622
Investments	2,631	286
Other temporary differences	496	2,696
Tax losses carried forward	5,934	1,857
Deferred tax assets	11,196	5,461
Deferred tax liabilities		
Fixed assets	(38,893)	(238)
Other temporary differences (untaxed reserves)	–	(9,106)
Deferred tax liabilities	(38,893)	(9,343)
Net deferred income tax liability	(27,697)	(3,882)

In USD thousands	2006	2005
Deferred tax cost		
Deferred tax, opening balance	3,882	(6,294)
Adjustments to previous years/translation adjustments	–	1,504
Deferred tax from acquisitions/recorded to equity	(25,602)	–
Deferred tax, ending balance	27,697	(3,882)
Deferred tax expense/(benefit)	(1,787)	3,916

The accommodation rigs have been organized under the Norwegian tonnage tax regime since the acquisition date of the rigs. In 2005, the tax law was amended such that with effect from fiscal year 2006, the accommodation rigs will no longer qualify for the tonnage tax regime. The Group will not be in position to benefit from the deferred taxation allowed under the new income tax regime. Consequently, deferred tax on historical operating profits from the accommodation units will eventually become payable. The amended tax regulation is reflected in the deferred tax provision recorded in the balance sheet.

The tax losses carried forward are available indefinitely to offset against future taxable profits. A deferred tax asset has been recognized in respect of these tax losses as the may be used to offset taxable profits by group contribution in the Norwegian tax group.

15 CASH AND CASH EQUIVALENTS

The Group's cash and cash equivalents are denominated in the following currencies as of December 31:

In USD thousands	2006	2005
US Dollar	22,970	25,524
Norwegian kroner	44,675	10,145
Other currencies	96	84
Total cash and cash equivalents	67,741	35,753
Restricted cash and cash equivalents		
Tax withheld from employees	901	71

Cash deposited in banks earns interest at floating rates based on daily bank deposit rates.

As of December 31, 2006 and 2005, the Group had unused credit facilities of USD 402.7 million and USD 179.8 million, respectively.

In September 2006, the credit facility limit with Nordea Bank was increased from USD 410 million to USD 669 million, with substantially the same terms.

16 TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

In USD thousands	2006	2005
Receivables from trade customers	19,919	10,531
Receivables from related parties	9	–
Prepayments	11,245	925
Other receivables	933	151
Total	32,106	11,607

Trade receivables are non-interest bearing and are generally due on 30 days terms.

17 INTEREST-BEARING DEBT

In USD thousands, unless otherwise indicated	Effective interest rate %	2006	2005
Current			
Current portion of long-term debt	Libor + 1.5%	25,158	11,440
Total current		25,158	11,440
Non-current			
Bank borrowing no 1	Libor + 2.25%	–	52,920
Bank borrowing no 2	Libor + 1.5%	246,017	59,235
Senior unsecured bonds	9.75%	98,167	–
Second security priority bonds	9.75%	199,975	–
Eksportfinans	3.2%	22,894	–
Total non-current		567,052	112,155
Security			
Accommodation rigs pledged		73,983	76,807
Jack-up contracts pledged		523,908	205,037
Semi submersible contracts pledged		342,863	–
Net book value of pledged assets		940,754	281,843
Maturity non-current borrowings			
Later than one year and not later than four years		263,852	57,396
Five years and later		305,723	54,759
		569,576	112,155

Borrowing loan no 2

On September 11, 2006, the revolving credit and term loan facility agreement, with a syndicate of financial institutions and with Nordea Bank Norge ASA as lead arranger and agent, was amended from USD 410 million to USD 669 million, with generally the same terms. In addition, the facilty was expanded to include additional group companies relating to the newbuilding jack-up drilling rigs program. The borrowing is security by mortgages on the Group's accomodation rigs and jack-up drilling rigs. Net carrying value of these assets are specified above.

Senior unsecured bond notes

In February 2006, the Group issued USD 100 million bond notes. The notes are unsecured, have a five year bullet maturity and carry a fixed coupon rate og 9.75%. The bonds are flexible in that they (1) have no change of control provisions; and (2) allow for a possible demerger of the Group in connection with possible future corporate transactions, which is pre-approved by the bond holders.

Second security priority bond notes

In April 2006, OffRig Drilling ASA issued USD 200 million five year bond notes, with a second security priority mortgage in the construction contracts relating to semi submersible rigs no 1 and no 2. The company incurred debt issuance costs of USD 4.5 million, which are capitalized and amortized as a component of interest expense over the term of the notes. The notes are shown net of issue costs in the balance sheet.

The company has an option to repurchase the notes at a premium on certain conditions during the life of the notes. The option is considered a derivative financial instrument and has been valued at USD 4.2 million, using a Monte Carlo option simulation model. Any future changes in value of the repurchase option will be recognized in the proft and loss statement. The loan is presented net of the value of the option in the balance sheet.

Eksportfinans

In August 2006, Awilco Offshore entered into a USD 28.6 million loan agreement with Eksportfinans, the Norwegian Export Credit Agency. The loan was granted based on the Company's extensive use of Norwegian suppliers in the construction of the jack-up drilling rig, WilPower. In return, the loan provides a favorable fixed interest rate of 3.2%. The loan is to be repaid in semi-annual installments beginning six months after the loan date.

Proceeds from the loan, in the amount of USD 28.6 million, are deposited in an account with the agent bank, DnB NOR, and serve a security for the loan. The amount is classified a loan pledge in the balance sheet.

18 COMMITMENTS AND CONTINGENCIES

Capital commitments contracted for at the balance sheet date, but not recognized in the financial statements are as follows:

Rigs under construction

Jack-up drilling rigs	Yard	Delivery	Delivered cost	Remaining expenditures
WilSuperior	PPL	2Q07	USDm 130	USDm 52
WilBoss	Keppel	4Q07	USDm 134	USDm 59
WilForce	PPL	4Q07	USDm 144	USDm 103
WilSeeker	PPL	2Q08	USDm 143	USDm 107
WilStrike	Keppel	2Q09	USDm 163	USDm 131
WilConfidence (1)	PPL	2Q09	USDm 149	USDm 149

(1) Option excercised in March 2007.

Semi submersible drilling rigs	Yard	Delivery	Contract price	Remaining expenditures
WilPioneer	Yantai Raffles	2Q08	USDm 285	USDm 157
WilInnovator	Yantai Raffles	4Q08	USDm 303	USDm 229
WilPromoter (1)	Yantai Raffles	4Q09	USDm 318	USDm293

(1) Option exercised in January 2007.

Operating lease commitments – Group as lessor

The Group has entered into time charter and bare boat leases on several jack-up drilling rigs and the accommodation rigs. These leases have an average life of between one and five years.

Future minimum rentals receivable under operating leases as of December 31 are as follows:

	2006
Within one year	193,900
After one year but not more than five years	282,200
More than five years	–
Total	476,100

19 OTHER LIABILITIES

In USD thousands	2006	2005
Share-based payment [1]	6,593	2,038
Negative investment in joint venture [2]	5,055	–
Total	11,648	2,038

(1) See note 12, Employee benefits expense, for further details.

(2) See note 8, Investment in joint venture, for further details.

20 TRADE AND OTHER PAYABLES

In USD thousands	2006	2005
Accrued interest	8,983	1,062
Trade payables	47,911	39
Payables to related parties	5,802	5,330
Other	11,683	5,724
Total	74,379	12,155

21 PROVISIONS

The Group has not recorded any contingent liabilities as of December 31, 2006 and 2005, respectively.

22 SHARES AND SHAREHOLDERS

The Company's twenty largest shareholders at March 9, 2007:	Shares	Ownership
Awilco AS	56,625,630	37.90%
UBS AS. London Branch S/A IPB Segragated C (NOM)	15,356,000	10.28%
Folketrygdefondet	4,795,300	3.21%
JB Morgan Chase Bank Clients Treaty Accou (NOM)	4,534,103	3.03%
Deutsche Bank (Suiss)	3,429,761	2.30%
Aweco Holding AS	3,300,000	2.21%
SIS Sega Intersettle Account 2 (NOM)	2,102,498	1.41%
Orkla ASA	2,050,100	1.37%
Odin Offshore Odin Forvaltning AS	2,000,172	1.34%
Verdipapirfond Odin	1,988,787	1.33%
Skandinaviska Enskil (Publ) Oslo filialen	1,850,000	1.24%
Citibank, N.A. General UK Res.-Trea (NOM)	1,712,220	1.15%
Golden Sachs Intern Equity Nontreaty Cus (NOM)	1,525,620	1.02%
Lehman Brothers Inc. EBOC-customer Segreg (NOM)	1,393,900	0.93%
J.P. Morgan Bank Lux S/A Luxembourg Mutua (NOM)	1,357,680	0.91%
Clearstream Banking CID Dept. Frankfurt (NOM)	1,192,740	0.80%
Watrium AS	1,100,000	0.74%
Miami AS	950,000	0.64%
Bank 2	895,000	0.60%
Commerzbank AG S/A Cominvest	890,000	0.60%
Total twenty largest shareholders	109,049,511	72.98%
Other shareholders	40,365,976	27.02%
Total number of shares [1]	149,415,487	100.00%

Awilco AS and Aweco Holding AS are associated companies and together hold 40.11% of the Company.

Shares owned by board members and senior management as of December 31, 2006:	Number of Shares
Sigurd E Thorvildsen, Chairman of the Board	–
Arne Alexander Wilhelmsen, Director [2]	3,300,000
Jarle Roth, Director	–
Marianne H. Blystad, Director [3]	2,310,896
Tor Bergstrom, Director	–
Henrik Fougner, CEO	5,000

(1) Includes an issuance of 663,314 shares in February 2007.

(2) Equals the shareholding for Aweco Holding AS, a holding company controlling approximately 60.6% of the main shareholder Awilco AS. Mr. Arne Alexander Wilhelmsen owns 32.9% of Aweco Holding AS.

(3) Equals the total shareholdings for Spencer Trading, Inc. and Spencer Finance Corp. These two companies are owned by Mrs. Blystad and her family.

23 ISSUED CAPITAL AND RESERVES

Issued capital

In USD thousands, unless otherwise indicated	Number of Shares	Share capital	Paid-in premium
Share issue, January and February 2005	61,133,350	94,051	9,402
Share issue, February 2005	50,000,000	80,000	80,000
Share issue, May 2005	3,000,000	4,724	5,669
Share issue, August 2005	4,396,983	6,924	16,549
Share issue, December 2005 [1]	11,747,547	17,356	55,538
Share issue costs, net		–	(4,323)
Reclassification of paid in premium to other equity		–	(82,852)
Balance at December 31, 2005	130,277,880	203,056	79,983
Adjustment to share premium	–	–	(153)
Share issue, April 2006	9,500,000	15,323	70,484
Share issue, November 2006	8,974,293	13,946	69,730
Share issue costs, net		–	(1,622)
Balance at December 31, 2006	148,752,173	232,324	218,423

All issued shares have a par value of NOK 10 and are of equal rights. Awilco Offshore ASA is incorporated in Norway and the share capital is denominated in NOK. In the table above, the share capital and paid-in premium is translated to USD at the foreign exchange rate in effect at the time of each share issue.

(1) The share issue was resolved by a Board of Directors' meeting held on December 27, 2005, and was registered with the Register of Business Enterprises in January 2006.

Other reserves

In USD thousands	Available for sale investments, revaluations	Translation adjustments	Adjustment to group value, OFRD	Total other reserves
Other reserves, opening balance	–	–	–	–
Revaluation on available for sale investments	11,419	–	–	11,419
Currency translation adjustments	–	(5,722)	–	(5,722)
Other reserves at December 31, 2005	11,419	(5,722)	–	5,698
Revaluation on available for sale investments	1,129	–	–	1,129
Adjustment to group value, OFRD	–	–	(3,264)	(3,264)
Other reserves at December 31, 2006	12,549	(5,722)	(3,264)	3,563

24 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible non-cumulative redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares to ordinary shares.

The Group has no dilutive potential ordinary shares at the moment. Therefore, diluted earnings per share is the same as basic earnings per share.

In USD thousands, unless otherwise indicated	2006	2005
Net profit attributable to equity holders of the parent	(1.664)	1,908
Number of shares outstanding	148,752.173	130.277,880
Weighted average number of ordinary shares outstanding	134.370,096	107,351.377
Basic and diluted earnings per share	(0.01)	0.02

25 RELATED PARTIES

In the normal course of its business, Awilco Offshore enters into a number of transactions with related parties. The Group purchases certain adminstrative and management services (such as, budgeting, reporting, accounting, legal, etc.) from Anders Wilhelmsen group, which is a major shareholder through its wholly owned subsidiary Awilco AS. Due to increasing activity, the management fee with Anders Wilhelmsen group is currently under review.

All transactions with related parties have been made on an arms length basis and are settled on a regular basis. The table below provides the total amount of transactions, which have been entered into with related parties for the relevant financial year. Sales and purchases from related parties relate to services rendered under the above mentioned management agreements.

In USD thousands, unless otherwise indicated	Year	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Anders Wilhelmsen group (including Awilco AS)	2006	190	1,449	9	5,802
Premium Drilling AS	2006	–	–	173	–
Anders Wilhelmsen group (including Awilco AS)	2005	17	1,505	–	5.330

Entity with significant influence over the Group:

Awilco AS, which is a wholly owned subsidiary in the Anders Wilhelmsen group, owned 38.07% and 45.6% of the shares in Awilco Offshore ASA as of December 31, 2006 and 2005, respectively.

In USD thousands, unless otherwise indicated	2006	2005
Compensation of key management personnel of the Group		
Salaries and social security tax	1,613	790
Bonuses	1,043	783
Pension costs	363	247
Share-based payment	4,279	2,141
Total	7,298	3,961
Remuneration to the board of directors:		
Sigurd E. Thorvildsen (Chairman of the Board) (1)	–	–
Other board members (1)	62	59
Total	62	59
Expensed remuneration to the CEO:		
Salary	239	205
Bonus	312	222
Other salary related expenses	30	23
Pension premium expense	56	41
Total	638	490
Share-based payment (accrual of 300,000 share appreciation rights)	1,284	611

The Group has not issued any loans or security for loans to board members or executive employees. The CEO has no contractual right to termination payments on voluntary termination of employment. In the case of forced termination, the CEO is entitled to a maximum of 12 months of salary. The CEO has been awarded 300,000 share appreciation rights, which are valued using share option pricing models. The Group incurred expense of USD 1,284 thousand and USD 611 thousand relating to the CEO's share appreciation rights for the years 2006 and 2005, respectively.

(1) Mr. Thorvildsen, Mr. Wilhelmsen and Mr. Bergstrom are employees of Anders Wilhelmsen group, the indirect main shareholder in Awilco Offshore ASA. They do not receive compensation directly from Awilco Offshore ASA. Instead, they are compensated by Anders Wilhelmsen group, which charges a management fee to Awilco Offshore ASA related to their services rendered as board members of Awilco Offshore ASA.

Due to Mr. Thorvildsen's extensive engagement as Chairman, the Board is considering to include him in the company's share incentive plan.

26 MINORITY INTERESTS

The percentage of shares owned by minorities and their related share of net profit (loss) in the subsidiaries of the Group 2006 and 2005. are as follows:

In USD thousands, unless otherwise indicated	2006	2005
Company		
OffRig Drilling ASA	11%	0%
Attributable to minority interests	31	–

27 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Set out below is a comparision by catagory of carrying amounts and fair value of all of the Group's financial instruments that are carried in the financial statements:

	Carrying amount		Fair value	
In USD thousands	2006	2005	2006	2005
Financial assets				
Cash	67,741	35,753	67,741	35,753
Investment in shares	40,381	39,252	40,381	39,252
Loan pledge	28,617	–	28,617	–
Short-term investments	82,818	–	82,818	–
Financial liabilities				
Bank borrowing no 1	–	52,920	–	52,920
Bank borrowing no 2	265,452	59,235	265,452	59,235
Senior unsecured bonds	98,167	–	100,250	–
Second priority, secured bonds	199,975	–	205,000	–
Eksportfinans	28,617	–	28,617	–

Awilco Offshore operates internationally and in a capital intensive industry. The Group is exposed to interest rate risk, foreign currency risk, credit risk and liquidity.

Interest rate risk

The Group's interest-bearing debt totalled USD 594 734 thousand and USD 123,595 thousand at December 31. 2006 and 2005, respectively, of which all was USD denominated. The average interest rate in 2006 and 2005 was 8.4% and 5.6%, respectively. Awilco Offshore will evaluate the proportion of interest-rate hedging in relation to the repayment profile of its loans, the Group's portfolio of contracts and cash flow.

Foreign currency risk

From January 2006, Awilco Offshore is compiling its accounts in USD. In normal operations, the Group will have a currency exposure to GBP, NOK, EUR and SGD. The majority of the Group's revenues and operating costs are in USD.

The rigs owned by the Group are valued, traded and financed in USD. Investments such as the upgrading of rigs will be primarily in USD. To the extent that such investments are denominated in currencies other than USD the cash flow will normally be hedged with the aid of currency forward contracts.

Credit risk

The Group trades only with recognized, creditworthy third parties.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and/or marketable securities, the availability of funding through an adequate amount of committed credit facilities, and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company aims to maintain flexibility in funding by keeping committed credit lines available.

28 EVENTS AFTER THE BALANCE SHEET DATE

Compulsory Acquisition of OffRig Drilling ASA (OFRD)

In January 2007, a compulsory acquisition of the remaining outstanding shares was initiated, resulting in OFRD becoming a wholly owned subsidiary of Awilco Offshore.

Option for semi submersible drilling rig no. 3 exercised

In January 2007, Awilco Offshore exercised an option with Yantai Raffles Shipyard in China to build the Company's third semi submersible drilling rig. The rig will be built to meet the requirements for operating on the Norwegian Continental Shelf. The rig is expected to be delivered in the fourth quarter of 2009, and has a delivered cost of approximately USD 365 million.

Option for jack-up drilling rig no. 8 exercised

In March 2006, Awilco Offshore exercised an option with the PPL Shipyard in Singapore to build a 375 foot jack-up drilling rig with a drilling depth of 30,000 feet. The rig is to be delivered during the second quarter of 2009, and has a budgeted delivered cost of USD 149 million.

(B) UNAUDITED FINANCIAL STATEMENTS

The following are the unaudited financial statements of the Target Group for the three months ended 31 March 2008 extracted from the published unaudited financial information of the Target Group for the three months ended 31 March 2008.

UPDATE

- In January Awilco Offshore took delivery of its fourth high specification jack-up drilling rig, WilBoss. The rig was delivered from KeppelFELS Shipyard in Singapore on schedule and within budget. WilBoss started working for Premier Oil Vietnam Offshore B.V. early March. The rig is on a 6 month contract offshore Vietnam.

- In March Awilco Offshore took delivery of its fifth high specification jack-up drilling rig, WilForce, from PPL Shipyard in Singapore. The rig has received a Notice of Tender Award from Repsol Exploration Murzuq S.A for an estimated period of 5 months. The contract value is approximately MUSD 30 plus mobilization cost. The operational preparations are completed and as of mid-May the rig is being prepared for mobilization to Repsol mid-May for its work offshore Libya. Operation is scheduled to commence during third quarter 2008.

- In January Awilco Offshore signed a MUSD 335.6 loan agreement for its third semi rig WilPromoter. The loan agreement is with Citibank, Eksportfinans/GIEK and The Export-Import Bank of China. With the signing of this loan agreement, all the 13 rigs Awilco Offshore has in operation or under construction are financed.

RESULTS

Main Figures First Quarter 2008

At the end of March 2008 Awilco Offshore had 6 rigs in operation. By 2010, when the current building program is completed, 13 units will be in operation.

Revenue

Total revenues for the quarter were MUSD 87.4. Operating revenues, excluding reimbursable revenues and other income were MUSD 79.7 of which MUSD 57.2 was related to the jack-up drilling rigs and MUSD 22.5 was related the to accommodation units. This is an increase of MUSD 4.7 compared to Q4 2007, which relates to WilBoss starting operations early March 2008.

Operating expenses

As of Q1 2008, management fee to Premium Drilling, build-up cost for rigs in operation, and preoperational cost for the semi submersibles are included under rig operating expense and not as administrative expenses as in previous quarters.

Rig operating expenses in the quarter were MUSD 29.1. MUSD 17.9 was related to the jack-up drilling rigs, MUSD 9.1 was related to the accommodation units and MUSD 2.1 was pre-operational cost for the semi submersible rigs. Rig operating cost for the jack-up drilling rigs includes MUSD 2.3 in management fees to Premium Drilling and MUSD 1.5 in other build-up cost.

Rig operating cost for the accommodation units includes MUSD 0.7 in project cost for Port Rigmar which is paid by ConocoPhillips.

Compared to Q4 2007, rig operating cost increased with MUSD 8.5. Approximately MUSD 5.9 of the increase relates to reclassification of cost from administrative expenses and MUSD 2.6 relates to increased operating cost from the two new jack-up rigs that were delivered in January and March 2008.

Total administrative expenses in the quarter amounted to MUSD 3.6 including share-based payments which reduced expenses by MUSD 1.2. Adjusted for share-based payments, non recurring cost in Q4 2007 and cost reclassification, total administrative expenses during the quarter increased with MUSD 1.1 compared to the previous quarter.

EBITDA and net results

Operating profit before depreciation and amortization (EBITDA) was MUSD 49.8. EBITDA excluding non-cash elements was MUSD 48.6, due to effect from share-based payments.

Net financial items show an expense of MUSD 13.6.

Profit before tax was MUSD 28.0 and net profit was MUSD 20.7. Earnings per share was USD 0.14.

Balance Sheet

As of 31 March 2008, total assets were MUSD 1,979.

Awilco Offshore had MUSD 57.0 in cash and cash equivalents at the end of the first quarter.

Actual interest-bearing debt at the end of the quarter was MUSD 1,346, of which MUSD 398 was related to three outstanding bonds and the remaining part was related to bank debt. The Company's outstanding bond debt consists of a MUSD 200 bond which is secured against the two first semis and two unsecured corporate bonds; one MUSD 100 bond and one MNOK 500 bond.

During the first quarter MUSD 119.2 was invested in the jack-ups under construction and MUSD 87.4 in the semi submersibles rigs under construction. Investment in the accommodation rigs in the quarter was MUSD 3.8.

For an overview of estimated delivered cost for the drilling rigs, see table 1a and 1b.

SEGMENTS

Jack-up drilling rigs

As of 31 March, three jack-up drilling rigs were under construction. The rigs are being built in Singapore at PPL Shipyard and Keppel FELS. The construction of the rigs is progressing well, and is based upon fixed price contracts. The next jack-up rig to be delivered is WilSeeker from PPL and the scheduled delivery is Q3 2008. The last two jack-up rigs to be delivered, WilStrike and WilConfidence, are scheduled for delivery in Q2 2009 from Keppel and PPL respectively.

Awilco Offshore took delivery of WilForce, the third jack-up drilling rig from PPL, on 19 March 2007. WilForce is expected to depart Singapore early June.

The estimated delivered costs in Table 1a include contract price with the yard, site supervision, pipe-handling equipment, spare parts and finance costs during construction.

Table 1a

Name	Yard	W. depth	D. depth	Scheduled delivery	Estimated delivered cost	Next milestone
Contracted rigs						
WilPower	PPL	375ft	30,000ft	DELIVERED		
WilCraft	Keppel	400ft	30,000ft	DELIVERED		
WilSuperior	PPL	375ft	30,000ft	DELIVERED		
WilBoss	Keppel	400ft	30,000ft	DELIVERED		
WilForce	PPL	375ft	30,000ft	DELIVERED		
WilSeeker	PPL	375ft	30,000ft	Q308	USD 143m	Legs erection, Q208
WilStrike	Keppel	400ft	30,000ft	Q209	USD 163m	Undocking, Q308
WilConfidence	PPL	375ft	30,000ft.	Q209	USD 149m	Installation of legs, Q308

WilPower is on a five year bareboat charter with Arabian Drilling Company for drilling offshore Saudi Arabia. This contract runs until August 2011.

WilCraft is in operation for Peak Group Asia Pacific offshore Western Australia and is now drilling its 13th well. The Operator has exercised 3 of its 11 options and the firm part of the program is now expected to be until August 2008.

WilSuperior commenced its operations for Thang Long Joint Operating Company in September 2007. The rig is operating offshore Vietnam on a firm contract until around September 2008.

WilBoss commenced its operations early March 2008. The rig is on a 6 months contract with Premier Oil in Vietnam. The firm period of the contract is expected to employ WilBoss through to October 2008.

WilForce received a Notice of Tender Award from Repsol Exploration Murzuq S.A. for an estimated 5 month drilling program offshore Libya. Following preparations for operations and final outfitting, the rig will be mobilized to Mediterranean. Start-up of operations is expected in Q3 2008. From mid-May the rig will receive compensation during preparation and mobilization.

Semi submersible drilling rigs

Three semi submersible drilling rigs are on order at Yantai Raffles Shipyard (YRS) in China. The building of the main deck for WilInnovator and WilPromoter has been outsourced by Yantai Raffles to the Dopco yard in Dalian. Awilco Offshore has a site team at both yards and they continue to work closely with the yards' teams. Currently the site teams count 55 people in total, 40 at YRS and 15 at Dopco. This number will increase as the commissioning of WilPioneer progresses.

The construction of the semi submersible rigs is regulated under two different fixed-priced contracts:

- One contract with National Oilwell (NOV) for the construction and commissioning of the drilling package. The drilling package is built in Norway and transported to Yantai when completed.

- One contract with Yantai Raffles for the engineering, construction and overall commissioning of the rig. The yard has hired a Korean specialist firm, NVMO, to do the commissioning.

Under the Yantai Raffles contract, the rigs are built in blocks before being assembled. A total of 70 blocks per rig is being built, of which 44 is for the deck box and 26 for the hull (pontoons, columns, bracings).

WilPioneer

All blocks for the deck box, pontoons and columns are completed and to be erected by early June, the outfitting continues in parallel. Equipment installation and completion of the main deck is most efficiently carried out at ground level prior to mating. On 18 April YRS did a 20.000 ton test-lift with its Gantry crane lifting a barge filled with water. The barge was successfully lifted and the technical machinery of the crane worked as expected. In comparison the main deck of WilPioneer will weigh 12.500 tons.

The updated project plan presented by YRS to Awilco Offshore in February 2008 has a scheduled delivery for WilPioneer at the end of Q4 2008. Currently the yard is somewhat behind this plan. In order to reach the planned delivery date, the yard and the AWO site team are working on compensating actions.

The NOV manufactured drilling package is completed, and arrived safely in China last summer. All other main equipment has also arrived at the yard, and the equipment is being installed on the rig.

Awilco Offshore publishes photos of the construction progress bi-weekly on its web site www.awo.no.

WilPioneer has a contract with BP for drilling at the Skarv field. The contract's commencement window is during Q2 2009. The contract length with BP is based on the firm drilling program at Skarv for 16-18 wells, with an estimated duration of 3 years, with options for maximum 2 more years.

WilInnovator

The pontoons and columns are under construction at YRS, while the construction of the main deck has been outsourced by YRS to the Dopco yard in Dalian. After completion, the main deck will be transported to YRS for mating and final commissioning of the rig. Lately, additional space for production of the blocks for WilInnovator has been freed up due to production progress on WilPioneer.

Yantai Raffles presented an updated project plan in February 2008 with scheduled delivery Q2 2009.

The NOV drilling package is completed and arrived at Yantai early April. It was successfully unloaded from the ship and is safely stored until installation on the rig.

Both WilInnovator and WilPromoter have 8 year contracts with StatoilHydro on the Troll field. Startup under these contracts is scheduled to be between early summer and autumn 2009 and 2010 respectively. StatoilHydro has options to extend the contracts for up to a further 8 years.

WilPromoter

The steel cutting for WilPromoter started mid-March 2008. The construction and outfitting of the main deck will be done at Dopco. The construction of the NOV drilling package is well under way at Nymo. The scheduled delivery of the rig is Q4 2009.

Option for rig no. 4

Awilco Offshore has an option with YRS to build a fourth semi submersible rig. This option can be exercised until November 2008. The Company has already secured a fourth drilling package and certain other long lead items. The scheduled delivery for this rig will be 33 months after the option is declared.

Option for rig no. 5

Awilco Offshore also has an option to build a fifth semi submersible drilling rig at YRS. The option can be exercised until the end of December 2008. The scheduled delivery for this rig will be 33 months after the option is declared.

The estimated delivered costs for the semi submersibles in the table below include contract prices with yard and the drilling package, projects and supervision cost and finance cost during construction.

Table 1b

Name	Yard	W. depth	Station Keeping	Variable Deck load	Scheduled Delivery	Estimated delivered cost
Contracted rigs						
WilPioneer	YRS	2,500ft	D.P./Anchors	4,000 mt	Q408	USD 345m
WilInnovator*	YRS	2,500ft	D.P./Anchors	4,000 mt	Q209	USD 370m
WilPromoter*	YRS	2,500ft	D.P./Anchors	4,000 mt	Q409	USD 370m
Option						
YRS option 4**	YRS	Decl. by	Nov. 2008			
YRS option 5	YRS	Decl. by	Dec. 2008			

* Modification cost in connection with the StatoilHydro contracts at Troll is not included in the numbers. The cost is expected to be approximately MUSD 30 per rig and will be paid by StatoilHydro, either through an increased day rate or as a lump sum.

** The contract for a fourth drilling package and certain other long lead items has been signed.

The scheduled delivery for WilPioneer and WilInnovator is based on the updated project plan received from YRS in February 2008.

Accommodation rigs

Awilco Offshore owns two out of four accommodation units approved for working on the Norwegian Continental Shelf (NCS).

Port Rigmar

Port Rigmar, the only jack-up unit capable of and approved for working on the Norwegian continental shelf, is employed by ConocoPhillips for work on the Ekofisk Field till October 2009. The unit has a total bed capacity of 326 whereof 194 is in single bed cabins. During 2007 the unit underwent substantial modifications and upgrading, preparing the unit for continued operations on Ekofisk. ConocoPhillips holds an option to extend the unit's employment contract at Ekofisk.

Port Reval

Port Reval is a moored semi submersible unit with a total bed capacity of 358, of which the majority (262) is in single bed cabins. The unit is employed by ConocoPhillips on the Eldfisk Field NCS on a firm contract until May 2009.

Organization

Awilco Offshore currently employs about 140 people of which about 50 % are contractors. The number of employees is growing as the preparation for operating the semi submersible rigs in the North Sea is progressing.

At the end of first quarter, Premium Drilling had 381 employees. The increase is due to the additional rigs that have come into operation since the beginning of the year.

PROSPECTS

Jack-up

The market for high specification jack-up drilling units is expected to remain at strong levels. With the oil price at historic levels the demand for drilling services will have strong underlying support. Most of the jack-up markets continue to enjoy close to full utilization, the US Gulf of Mexico is still the exception.

With an ever increasing workload, mainly driven by the high number of floater newbuild contracts, the shipyards have limited capacity. This leads to increased replacement cost and longer delivery time from the yards.

We continue to see that newbuild units secure contracts in an active market. The efficiency and technical capabilities of Awilco Offshore's modern fleet of high specification drilling jack-up rigs, together with Premium Drilling's acknowledged operational experience, means the Company is well placed to continue benefiting from the strength of the market.

Semi submersible

The market for semi submersible drilling rigs remains strong within all segments and all regions. An increasing number of areas are now contracting rigs for start-up in 2010 and forward. This drives the rates upwards and increases the pressure on yards, equipment suppliers, and personnel.

The mid-water segment continues to be strong on the Norwegian continental shelf with recent fixtures above USD 450.000 /day for 3 year contracts. Recent international fixtures in the mid-water segment are strong, with rates around USD 350.000/ day for 3 year contracts. Awilco Offshore is still the only drilling operator with a newbuiliding program in the mid-water segment. Several oil companies are showing interest in the two optional rigs Awilco Offshore has at Yantai Raffles Shipyard both for work on the Norwegian continental shelf and internationally.

Accommodation

The North Sea accommodation market remains tight and the 2009 season is expected to be exceptionally busy. Several tenders are being circulated and we expect all available units to be fully employed. Rate levels are on the rise, and high rates have been seen for short contracts. The supply side is only marginally increasing; hence we expect the tight market to continue for North Sea type accommodation units.

Oslo, May 26, 2008

The Board of Directors of Awilco Offshore ASA

Company background

Awilco Offshore was incorporated in January 2005. Awilco Offshore was listed on the Oslo Stock Exchange in May 2005. Awilco Offshore has offices in Norway and Singapore.

Awilco Offshore and Aban are joint owners of the operational company Premium Drilling. The company is well accepted by major oil companies as a preferred drilling contractor, and recruitment of key personnel is on schedule. Premium Drilling has offices in Houston, Singapore, Australia, India, Brunei, UAE and Malaysia. See www.premiumdrilling.com.

WilPower, the first drilling rig under construction, was delivered from PPL in mid 2006. WilCraft was delivered from Keppel FELS in December 2006. WilSuperior was delivered from PPL in July 2007. WilBoss was delivered from Keppel FELS in January 2008. WilForce was delivered from PPL in March 2008.

The total number of outstanding shares of Awilco Offshore is at the date of this report is 149.415.487.

www.awo.no

Forward Looking Statements

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Awilco Offshore's examination of historical operating trends. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the competitive nature of the offshore drilling industry, oil and gas prices, technological developments, government regulations, changes in economical conditions or political events, inability of the Company to obtain financing on favorable terms, changes of the spending plan of our customers, changes in the Company's operating expenses including crew wages, insurance, dry-docking, repairs and maintenance, failure of shipyards to comply with delivery schedules on a timely basis and other important factors mentioned from time to time in our reports filed with the Oslo Stock Exchange.

Condensed income statement

in USD thousands, except earnings per share	Q1 2008	Q1 2007*	2007*
Contract revenue	79,694	22,386	189,802
Reimbursables	5,239	–	11,470
Other	2,469	–	2,252
	87,402	22,386	203,524
Rig operating expenses	29,112	13,029	76,359
Reimbursables	4,947	–	10,651
General and administrative expenses	3,550	3,894	20,546
Depreciation	8,192	4,896	23,107
Share of loss from joint venture	1	706	2,517
	45,803	22,524	133,179
Operating profit/(loss)	41,599	(137)	70,345
Interest income	630	1,965	2,269
Interest expense	(8,108)	(5,827)	(24,392)
Other financial items	(6,153)	(700)	(12,168)
Net financial items	(13,631)	(4,561)	(34,291)
Profit before tax	27,968	(4,699)	36,054
Tax benefit/(expense)	(7,272)	1,253	(9,876)
Net profit/(loss)	20,697	(3,446)	26,178
Attributable to minority interests	–	–	1
Attributable to shareholders of the parent	20,697	(3,446)	25,801
Basic and diluted earnings per share	0.14	(0.02)	0.18

* Management fees to Premium Drilling, other build up cost and pre operational cost for the semi submersibles are now presented as part of rig operating expenses. Previously these expenses were presented as part of general and adminstrative expenses. The expenses have been reclassed from general and administrative expenses to rig operating expenses for 1Q 2007 and 2007 for comparison purposes.

Condensed balance sheet

in USD thousands	31.03.2008	31.03.2007	31.12.2007
Rigs and equipment	1,776,651	995.699	1,574,395
Goodwill	–	1,877	–
Available-for-sale financial assets	35,099	39,724	39,456
Loan pledge	14,309	25,855	17,170
Other non-current assets	6,674	168	4,682
	56,081	67,624	61,308
Financial investments	5,944	33,733	5,931
Other current assets	83,700	56,676	75,671
Cash and cash equivalents	57,042	34,914	35,372
	146,686	125,323	116,974
Total assets	1,979,418	1,188,646	1,752,677
Paid in capital	457,419	457,419	457,419
Other equity	50,393	(635)	27,448
Revaluation reserves	7,266	11,892	11,623
Minority interests	10	–	10
	515,088	468,676	496,500
Deferred tax liability	30,971	26,660	30,495
Long-term interest-bearing debt	1,346,398	619,994	1,126,673
Other non-current liabilities	17,520	13,704	18,063
	1,394,890	660,358	1,175,231
Current portion of long-term debt	5,723	35,277	5,723
Income taxes payable	6,296	–	5,473
Other current liabilities	57,420	24,336	69,750
	69,440	59,613	80,946
Total equity and liabilities	1,979,418	1,188,646	1,752,677

Condensed cash flow statement

in USD thousands	Q1 2008	Q1 2007	2007
Cash flow from (used in) operating activities	12,392	(62,353)	14,856
Cash flow from (used in) investing activities	(210,448)	(33,078)	(579,684)
Cash flow from (used in) financing activities	219,726	62,604	532,459
Net change in cash and cash equivalents	21,670	(32,827)	(32,370)
Cash and cash equivalents at beginning of the period	35,372	67,741	67,741
Cash and cash equivalents at end of the period	57,042	34,914	35,372

Condensed statement of changes in equity

in USD thousands	31.03.2008	31.03.2007	31.12.2007
Attributible to equity holders of the parent, opening balance	496,491	466,107	487,309
Equity contributions	–	6,672	6,672
Revaluation reserve	(4,357)	(657)	(926)
Other equity/translation adjustments	2,248	–	957
Net profit (loss) during the period	20,697	(3,446)	26,178
Acquisition of minority interest in OFRD	–	–	(23,699)
Attributible to equity holders of the parent, ending balance	515,078	468,676	496,491
Minority interests	10	–	9
Total equity	515,088	468,676	496,500
Share capital details			
Average number of shares during the period	149,415,487	149,356,526	149,400,949
Total number of shares at end of the period	149,415,487	149,415,487	149,415,487

1. BASIS OF PREPARATION

The unaudited condensed interim financial report is in compliance with IAS 34 – Interim Financial Reporting.

Significant accounting policies

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual audited financial statements for the year ended December 31, 2007. This interim report should be read in conjunction with the audited 2007 financial statements, which include a full description of the Group's significant accounting policies.

2. RIGS, MACHINERY AND EQUIPMENT

in USD thousands	Accommodation rigs	Jack-up drilling rigs	Jack-up drilling rigs under construction	Semi submersible drilling rigs under construction	Other	Total
Acquisition cost at December 31, 2006	100,197	258,629	267,513	342,863	691	969,893
Newbuilding, upgrades and reconstruction	42,977	8,081	269,974	334,463	680	656,175
Transfer from under construction	-	134,062	(134,062)	-	-	-
Acquisition cost at December 31, 2007	143,174	400,771	403,425	677,326	1,371	1,626,068
Newbuilding, upgrades and reconstruction	3,797	(127)	119,196	87,428	167	210,461
Transfer from under construction	-	140,221	(140,221)	-	-	-
Acquisition cost at March 31, 2008	146,971	540,865	382,401	764,754	1,539	1,836,528
Accumulated depreciation at December 31, 2006	26,214	2,234	-	-	122	28,570
Depreciation	9,171	13,744	-	-	201	23,116
Accumulated depreciation at December 31, 2007	35,385	15,978	-	-	320	51,683
Depreciation	3,363	4,754	-	-	75	8,192
Accumulated depreciation at March 31, 2008	38,748	20,732	-	-	395	59,876
Net carrying amount:						
At March 31, 2008	108,223	520,133	382,401	764,754	1,144	1,776,651
At December 31, 2007	107,789	384,793	403,425	677,326	1,060	1,574,394
At December 31, 2006	73,983	256,395	267,513	342,863	569	941,323

Estimated delivered costs for the contracted jack-up drilling rigs include contract price with the yard, site supervision, pipe handling equipment, spare parts and borrowing costs during construction, are specified as follows:

Jack-up drilling rigs	Yard	Scheduled Delivery	Estimated Delivered Cost
Contracted rigs			
WilSeeker	PPL	Q308	USD 143m
WilStrike	Keppel	Q209	USD 163m
WilConfidence	PPL	Q209	USD 149m

Estimated delivered costs for the contracted semi submersible drilling rigs include contract price with the yard, drilling package, project and supervision costs and borrowing costs during construction, are specified as follows:

Semi submersible drilling rigs	Yard	Scheduled Delivery	Estimated Delivered Cost
Contracted rigs			
WilPioneer	YRS	Q408	USD 345m
WilInnovator (1)	YRS	Q209	USD 370m
WilPromoter (1)	YRS	Q409	USD 370m
Option			
YRS option (2)	YRS		
YRS option	YRS		

(1) Modification costs in connection with the Hydro contracts on Troll are not included in the numbers. The cost is expected to be approximately USD 30 million per rig and will be paid by Hydro, either through an increased day rate or as a lump sum.

(2) Signed contract for drilling package with National Oilwell Norway AS.

The scheduled delivery for WilPioneer and WilInnovator is based on the updated project plan received from YRS in February 2008.

The first and second options for the potential construction of a forth and fifth semisubmersible drilling rig have to be declared by November and December 2008, respectively.

3. INVESTMENT IN JOINT VENTURE

Awilco Offshore and Sinvest established a jointly controlled entity, Premium Drilling, to manage the operations of the companies' fleet of jack-up drilling rigs. Awilco Offshore's 50% ownership in Premium Drilling is recorded using the equity method. The negative net carrying value is classified as an other non-current liability.

in USD thousands	Q1 2008	Q1 2007	2007
NBV per opening balance	(7,782)	(5,055)	(5,055)
Share of loss in joint venture	(1)	(706)	(2,685)
Translation adjustment	–	–	(43)
NBV per ending balance	(7,783)	(5,761)	(7,782)

4. INVESTMENT IN SHARES

Awilco Offshore owns 18.5% of the shares in Petrojack ASA The investment is classified as an available-for-sale investment and fair value adjustments are recorded directly to equity.

in USD thousands	Q1 2008	Q1 2007	2007
Net carrying amount per opening balance	39,456	39,252	40,381
Fair value adjustment during the period	(4,357)	5,394	(926)
Net carrying amount per ending balance	35,099	44,646	39,456

5. SHARE-BASED PAYMENT

Awilco Offshore has an employee share incentive plan for senior management. Under the incentive plan, management is granted share appreciation rights where the employees are entitled to a cash payment equivalent to the gain that would have arisen from a holding of a particular number of shares from the date of the grant to the date of excercise. The share appreciation rights are vested over four years from the date of grant.

The fair value of the share appreciation rights has been estimated using the Black & Scholes option pricing model.

in USD thousands	Q1 2008	Q1 2007	2007
Fair value per opening balance	9,979	6,594	6,594
Expensed during the period	(642)	815	2,319
Translation adjustment	96	189	1,066
Fair value per ending balance	9,433	7,597	9,979

6. RELATED PARTY TRANSACTIONS

In the normal course of its business, Awilco Offshore enters into a number of transactions with AWILHELMSEN, which is a major shareholder through its wholly owned subsidiary Awilco AS.

Transactions with AWILHELMSEN are specified as follows:

in USD thousands	Q1 2008	Q1 2007	2007
Sales	26	20	85
Purchases	383	345	1,656
Receivables	–	29	–
Payables	3,433	613	2,683

7. SEGMENT INFORMATION

BUSINESS SEGMENTS
Q1 2008

in USD thousands	Accommodation rigs	Jack-up drillings rigs	Semi submersible drillings rigs	Other	Total
Contract services	22,484	57,210	–	–	79,694
Reimbursable	4,180	1,055	4	–	5,239
Other	2,443	–	–	26	2,469
	–	–	–	–	87,402
Rig operating expenses	9,100	17,913	2,100	–	29,112
Reimbursable	4,174	774	–	–	4,947
General and administrative expenses	96	403	2,359	692	3,550
Depreciation	3,363	4,708	–	122	8,192
Share of loss from joint venture	–	1	–	–	1
	16,732	23,798	4,459	814	45,803
Operating profit (loss)	(16,732)	(23,798)	(4,459)	(814)	41,599
Assets	108,223	902,534	764,754	1,144	1,776,651
Interest-bearing debt (including current portion)	107,552	677,581	566,989	–	1,352,122
Investments	3,797	119,070	87,428	167	210,461

Q1 2007

in USD thousands	Accommodation rigs	Jack-up drillings rigs	Semi submersible drillings rigs	Other	Total
Contract services	14,053	8,313	–	20	22,386
	14,053	8,313	–	20	22,386
Rig operating expenses	8,101	4,928	–	–	13,029
General and administrative expenses	123	634	1,590	1,546	3,893
Depreciation	2,009	2,856	11	19	4,895
Share of loss from joint venture	–	706	–	–	706
	10,233	9,124	1,601	1,565	22,523
Operating profit (loss)	3,820	(811)	(1,601)	(1,545)	(137)
Assets	74,355	544,204	376,885	256	995,699
Interest-bearing debt (including current portion)	85,885	270,983	200,201	98,202	655,271
Investments	2,381	23,129	33,751	11	59,272

2007

in USD thousands	Accommodation rigs	Jack-up drillings rigs	Semi submersible drillings rigs	Other	Total
Contract services	67,226	122,576	–	–	189,802
Reimbursable	9,239	2,231	–	–	11,470
Other	2,159	–	8	85	2,252
	78,624	124,807	8	85	203,524
Rig operating expenses	37,136	39,223	–	–	76,359
Reimbursable	8,787	1,864	–	–	10,651
General and administrative expenses	414	2,490	10,684	6,958	20,546
Depreciation	9,171	13,744	–	192	23,107
Share of loss from joint venture	–	2,517	–	–	2,517
	55,508	59,838	10,684	7,150	133,179
Operating profit (loss)	23,116	64,969	(10,676)	(7,064)	70,345
Assets	107,789	788,219	677,326	1,058	1,574,392
Interest-bearing debt (including current portion)	103,585	553,171	475,640	–	1,132,396
Investments	42,977	278,055	334,463	680	656,175

GEOGRAPHICAL SEGMENTS
Q1 2008

in USD thousands	Norway	Saudi Arabia	Australia	Vietnam	Other, unallocated	Total
Contract services	22,484	6,211	22,797	28,202	–	79,694
Reimbursable	4,180	–	481	575	4	5,239
Other	2,443	–	–	–	26	2,469
	29,106	6,211	23,278	28,777	31	87,402
Rig operating expenses	9,100	830	8,362	7,629	3,191	29,112
Reimbursable	4,174	–	460	314	–	4,947
General and administrative expenses					3,550	3,550
Depreciation					8,093	8,093
Share of loss from joint venture					99	99
					1	45,802
Operating profit						41,599

Q1 2007

in USD thousands	UK	Norway	Saudi Arabia	Australia	Other, unallocated	Total
Contract services	7,206	6,847	6,143	2,171	20	22,386
Reimbursable	–	–	–	–	–	–
Other	–	–	–	–	–	–
	7,206	6,847	6,143	2,171	20	22,386
Rig operating expenses	5,483	2,618	576	2,821	1,532	13,029
Reimbursable					–	–
General and administrative expenses					3,894	3,894
Depreciation					4,896	4,896
Share of loss from joint venture					706	706
						22,523
Operating profit						(137)

2007

in USD thousands	UK	Norway	Saudi Arabia	Australia	Vietnam	Other, unallocated	Total
Contract services	17,295	49,931	24,911	70,028	27,637	–	189,802
Reimbursable	3,475	5,764	–	1,875	356	–	11,470
Other	1,672	487	–	–	–	93	2,252
	22,442	56,182	24,911	71,903	27,993	93	203,524
Rig operating expenses	11,537	25,599	3,342	25,416	6,484	3,981	76,359
Reimbursable	3,160	5,627	–	1,724	140	–	10,651
General and administrative expenses						20,546	20,546
Depreciation						23,107	23,107
Share of loss from joint venture						2,517	2,517
							133,179
Operating profit							70,345

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests and short position

As at the Latest Practicable Date, none of the Directors, chief executive and supervisors and their respective associates had registered an interest or short positions in the shares of the Company or any of its associated corporations which would fall to be notified to the Company, pursuant to Divisions 7 and 8 of Part XV of the SFO or Section 352 of SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(b) Particulars of Directors' and supervisors' Service Contracts

As at the Latest Practicable Date, no director or supervisor has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

(c) As at the Latest Practicable Date

(i) none of the Directors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date of this Circular and which is significant in relation to the business of the Group.

(d) Directors' interests in competing businesses

As at the Latest Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO and so far as is known to the Directors, the following person and companies (other than the Directors or chief executive of the Company) had, or were deemed or taken to have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any option in respect of such capital:

Name	Capacity and nature of interest	Number and Class of shares *(Note a)*	Approximate percentage in the same class of shares	Approximate percentage of total issued share capital
CNOOC	Beneficial owner	2,460,468,000 (L)	83.11%	54.73%
Mirae Asset Global Investments (Hong Kong) Limited	Investment manager	260,766,520 (L) H Shares	16.99%	5.80%
Commonwealth Bank of Australia	Interest in controlled corporations	107,214,000 (L) H Shares	6.99%	2.39%
Halbis Capital Management (Hong Kong) Limited	Investment manager	87,926,000 (L) H Shares	5.72%	1.96%

Notes:

(a) "L" denotes long position.

Save as disclosed above, as at the Latest Practicable Date, as far as the Company is aware of, there was no other person (other than any Director or the chief executive of the Company) who had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Save as disclosed in this Circular, none of the Directors or proposed directors is a director or employee of a company which has an interest in the Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with the Company, or any of its subsidiaries, which is not expiring or determinable within one year without payment of compensation (other than statutory compensation).

5. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this Circular which are or may be material:

(1) the Offer Agreement.

6. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this Circular, acquired or disposed of by or leased to any member of the Group.

7. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claims of material importance were pending or threatened by or against any member of the Group.

8. MATERIAL ADVERSE CHANGE

Save as disclosed in this Circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, the date to which the latest published audited accounts of the Company were made up.

9. GENERAL

(a) The company secretary of the Company is Chen Weidong, holder of Master of Business Administration, Peking University.

(b) Since the announcement made by the Company on 30 September 2004, the Company has not been successful in recruiting a suitable candidate for the position of Qualified Accountant as required by Rule 3.24 of the Listing Rules. Notwithstanding that no Qualified Accountant has been appointed, the accounting personnel of the Company possess appropriate accounting qualifications in the PRC and the Company has an internal audit department, which is assisted by the external auditor of the Company, which conduct periodical audits on the operations of the Company to ensure that the financial reporting standards and the internal control measures of the Company are met.

(c) The principle share register and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this Circular will prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong on any weekday (except public holidays) up to and including 5 August 2008:

(a) the Announcement and the Pre-offer Announcement;

(b) the Articles of Association of the Company;

(c) the annual reports of the Company for the years ended 31 December 2006 and 31 December 2007;

(d) the material contracts referred to in paragraph 5 above; and

(e) this Circular.

COSL

中海油田服務股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Oilfield Services Limited (the "Company") will be held at 2:30 p.m. on Tuesday, 26 August 2008 at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC, the People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolution of the Company:

SPECIAL RESOLUTION

"**THAT**

(a) the making of the recommended voluntary cash tender offer by COSL Norwegian AS, an indirect wholly-owned subsidiary of the Company, to acquire all issued and outstanding shares in Awilco Offshore ASA, subject to the satisfaction of the conditions as set out in paragraph 2.5 of the Letter from the Company in the circular issued by the Company to its shareholders dated 22 July 2008 (the "**Circular**") and on the terms outlined in the Circular (the "**Offer**"), including without limitation, the method of acquisition, the subject matter of the acquisition, the party to the acquisition, the offer price and the pricing basis, be and is hereby authorised and approved;

(b) the board of directors of the Company ("**Director**") and any one Director be and is hereby unconditionally and generally authorised to take any action and further actions on behalf of the Company it/he considers necessary, appropriate, desirable or expedient in connection with the Offer, including without limitation executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Offer and to perfect the Offer, including without limitation making any amendments, revisions, supplements or waivers of any matters in relation to, in connection with or incidental to, the Offer which the board of Directors consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the material terms of the Offer, and to authorise the board of Directors to deal with any matters in connection with the financing of the Offer; and any and all past actions by the Directors which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved and, to the extent necessary, ratified and confirmed;

(c) This resolution is valid for a period of twelve (12) months from the date of passing."

Yours faithfully
By order of the Board
Chen Weidong
Company Secretary

Dated: 22 July 2008

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 5 August 2008 are entitled to attend and vote at the Extraordinary General Meeting.

(2) Shareholders who intend to attend the Extraordinary General Meeting must complete and return the written replies for attending the Extraordinary General Meeting to the Company's Hong Kong office by facsimile or post no later than 5 August 2008:

Address:	65/F. Bank of China Tower, 1 Garden Road, Hong Kong
Tel:	(852) 2213 2500
Fax:	(852) 2525 9322

(3) Each Shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the Extraordinary General Meeting, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. The power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting in order for such documents to be valid.

(4) The Company's register of members will be closed from 6 August 2008 to 26 August 2008 (both days inclusive), during which time no transfer of Shares will be registered. Transferees of H Shares who wish to attend the Extraordinary General Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 5 August 2008 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Address of Computershare Hong Kong Investor Services Limited is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the Extraordinary General Meeting. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, or copies of appointing instrument and power of attorney, if applicable.

(6) Shareholders or their proxies attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

END